 Filed Pursuant to Rule 424(b)(4)
 Registration No. 333-267483
PROSPECTUS
Snail, Inc.
3,000,000 Shares of Class A Common Stock
This is Snail, Inc.’s initial public offering. We are offering 3,000,000 shares of our Class A common stock. In connection with this offering, we will also issue to the underwriters warrants to purchase shares of our Class A common stock in an amount equal to four percent of the total number of shares of Class A common stock sold in this offering, or 120,000 shares of Class A common stock (the “Underwriters’ Warrants”). The Underwriters’ Warrants may be exercised at a price per share equal to 125% of the public offering price of the shares of Class A common stock sold in this offering, or $6.25 based on the public offering price set forth below. This registration statement also covers the issuance of the Underwriters’ Warrants and the underlying shares of Class A common stock that are issuable upon full exercise of the Underwriters’ Warrants. Pursuant to their terms, the Underwriters’ Warrants may not be exercised, sold or otherwise transferred for the 180-day period beginning on the date of this prospectus. See “Underwriting.”
The public offering price is $5.00 per share. Prior to this offering, there has been no public market for our Class A common stock. Our Class A common stock has been approved for listing on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SNAL.”
Upon completion of this offering, we will have two classes of common stock: our Class A common stock and our Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B common stock. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to ten votes and will be convertible into one share of Class A common stock automatically upon transfer, subject to certain exceptions. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters unless otherwise required by law. Following this offering, our issued and outstanding Class B common stock will represent approximately 96.9% of the combined voting power of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares, and Mr. Hai Shi (“Mr. Shi”), our Founder and Chairman, will beneficially own 96.9% of the combined voting power of our outstanding common stock. Accordingly, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq. See “Management — Controlled Company Exemption” and “Description of Capital Stock.”
We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as a result, have elected to comply with certain reduced public company disclosure and reporting requirements.
Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.
	Per share	Total
Public offering price	$5.000	$15,000,000
Underwriting discount(1)	$0.325	$975,000
Proceeds, before expenses, to us	$4.675	$14,025,000

(1)
See “Underwriting” for a description of all compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional 450,000 shares of Class A common stock from us, less the underwriting discount, for 45 days after the date of this prospectus.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares of Class A common stock will be ready for delivery on or about November 14, 2022.
US Tiger Securities, Inc.	EF Hutton division of Benchmark Investments, LLC
The date of this prospectus is November 9, 2022.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Snail” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer, prior to the completion of the Transactions (as defined herein), to Snail Games USA Inc., together with its consolidated subsidiaries, and after the completion of the Transactions, including this offering, to Snail, Inc., together with its consolidated subsidiaries, the issuer of the shares of Class A common stock offered hereby, together with its direct and indirect subsidiaries.

Neither we nor the underwriters, nor any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. Neither we nor the underwriters, nor any of their respective agents, take responsibility for, and can provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters, nor any of their respective agents, have authorized any other person to provide you with different or additional information. Neither we nor the underwriters, nor any of their respective agents, are making an offer to sell the Class A common stock in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus,

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regardless of the time of delivery of this prospectus or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
For investors outside the United States: Neither we nor the underwriters, nor any of their respective agents, have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common stock and the distribution of this prospectus and any such free writing prospectus outside the United States and in their jurisdiction.

EXPLANATORY NOTE
Snail Games USA Inc. (“Snail Games USA”) is a California Corporation. Concurrently with this offering, Snail, Inc. (“Snail”), an entity incorporated under the laws of Delaware, and Snail Games USA will consummate the Transactions as defined and as described in “Our Organizational Structure” in the prospectus included as part of this registration statement. As a result of the Transactions, (i) Snail will be a holding company, with its principal asset consisting of all of the shares of common stock of Snail Games USA and (ii) Snail will control the business and affairs of Snail Games USA and its subsidiaries. Except as otherwise disclosed in the prospectus included in this registration statement, the consolidated historical financial statements and summary financial and information included in this registration statement are those of Snail Games USA and its subsidiaries, and do not give effect to the Transactions.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial Statements
Except as otherwise disclosed, the financial information contained in this prospectus includes audited consolidated financial statements of Snail Games USA Inc. and its subsidiaries as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 together with the notes thereto, and unaudited consolidated financial statements as of June 30, 2022 and for the six month periods ended June 30, 2022 and 2021 (the “interim period”). All references herein to “our consolidated financial statements,” “our audited consolidated financial information,” “our unaudited consolidated financial information,” “our audited consolidated financial statements” and “our unaudited consolidated financial statements,” are to consolidated financial statements of Snail Games USA included elsewhere in this prospectus.
The financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements.
Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year.
Non-GAAP Measures
This prospectus contains certain financial measures, including Bookings and Adjusted EBITDA (each as defined below), that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We refer to these measures as “non-GAAP” financial measures or information.
For more information and a reconciliation of such non-GAAP measures to the closest comparable GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Metrics and Non-GAAP Measures — Bookings and Adjusted EBITDA.”
Key Performance Metrics
We monitor Units Sold (as defined below) as a key performance metric in evaluating the performance of our console and PC game business. We define “Units Sold” as the number of game titles purchased through digital channels by an individual end user. Under this metric, the purchase of a standalone game, downloadable content (“DLC”), Season Pass or bundle on a specific platform are individually counted as a unit. For example, an individual who purchases a standalone game and DLC on one platform, a Season Pass on another platform and a bundle on a third platform would count as four Units Sold. Similarly, an individual who purchases three standalone game titles on the same platform would count as three Units Sold.
Units Sold may be impacted by several factors that could cause fluctuations on a quarterly basis, such as game releases, promotional sales on digital platforms, console release cycles and new digital platforms. Future growth in Units Sold will depend on our ability to launch new games and features and the effectiveness of marketing strategies.
Industry Data
This prospectus includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management’s knowledge of such industries has been developed through its experience and participation in these industries. While our management believes the third-party sources referred to in this prospectus are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Internally prepared and third-party market forecasts in particular are estimates only and may be inaccurate, especially over long periods of time. In addition, the underwriters have not independently verified any of the industry data prepared by management or ascertained the underlying estimates and assumptions relied upon by management. Forecasts and other forward-looking information with respect to industry, market, business and other data are subject to the same qualifications and additional uncertainties regarding the other forward‑looking statements in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.” Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this prospectus.
Trademarks
We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.
Other
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to 450,000 additional shares of Class A common stock in connection with the offering. In addition, as presented herein, the number of shares of Class A and Class B common stock to be outstanding after this offering excludes (i) 5,718,000 shares of Class A common stock reserved for future issuance under our 2022 Omnibus Incentive Plan, which we expect to become effective in connection with this offering, and (ii) 120,000 shares of Class A common stock issuable upon the full exercise of the Underwriters’ Warrants. See “Underwriting.”

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SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you and we urge you to read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes thereto included elsewhere in this prospectus, before deciding to invest in our Class A common stock.
Overview
Our mission is to provide high-quality entertainment experiences to audiences around the world.
We are a leading, global independent developer and publisher of interactive digital entertainment for consumers around the world. We have built a premier portfolio of premium games designed for use on a variety of platforms, including consoles, PCs and mobile devices. For four of the last six years ended December 2021, most recently in 2020, ARK: Survival Evolved was a top-25 seller on the Steam platform across all game genres. Our expertise in technology, in-game ecosystems and monetization of online multiplayer games has enabled us to assemble a broad portfolio of intellectual property across multiple media formats and technology platforms. Our flagship franchise from which we generate the substantial majority of our revenues, ARK: Survival Evolved, is a leader within the sandbox survival genre with over 76.9 million console and PC installs, which include 38.4 million installs from free promotions, through June 30, 2022. In the six months ended June 30, 2022, ARK: Survival Evolved averaged a total of 395,150 daily active users (“DAUs”) on the Steam and Epic platforms, and we experienced a peak of approximately 755,000 DAUs in June 2020. We define “daily active users” as the number of unique users who play any given game on any given day. For the years ended December 31, 2021, 2020 and 2019, we generated 90.7%, 89.5% and 80.5%, respectively, of our revenues from ARK: Survival Evolved.
According to Newzoo, from 2021 to 2025, the global gaming industry is expected to grow approximately 17% from $192.7 billion in 2021 to $225.7 billion in 2025. In 2021, the global gaming market sales represented approximately 27% larger than the combined revenue generated by the global music, cinema and “over-the-top” (“OTT”) markets, according to Newzoo and PwC. The shift towards online game play along with in-game monetization and new platforms have fundamentally transformed the way consumers interact with video games. Moreover, digital distribution has democratized developer access, leading to an expansion of new titles to address consumer preferences. At Snail, we focus on building compelling interactive entertainment franchises, with an aim of ultimately creating a world-class metaverse driven by player-created content. We believe success in delivering a highly engaging consumer experience results from a combination of best-in-class creativity and innovative use of leading, cutting-edge technology and platforms.
Our roots trace back to the beginnings of the massively multiplayer online role-playing games (“MMORPG”), with early titles including Age of Wushu. Our long history provides us with substantial experience that we leverage to identify and invest in promising game development studios and to manage the growth of our games into AAA titles. We collaborate with talented development teams, providing our expertise, capital, technological resources, customer service, marketing strategy and other services to achieve a successful outcome.
We optimize our development pipeline and target specific market segments by publishing games under several specialized brands through our two publishing labels, Snail Games USA and Wandering Wizard. Our distribution strategy utilizes Steam’s early access feature to achieve faster go-to-market times. We utilize proprietary technology, including a versatile game engine and advanced server technology, to heighten artistic detail and increase player engagement.
We attribute our continued success to several differentiating elements.
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Perseverance:    We are called Snail because we admire a snail’s perseverance in achieving its goals. We maintain a disciplined approach to our game development, financial management and strategic acquisitions as we seek to deliver long-term value.

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Innovation:    We believe innovation is at the core of a highly engaging entertainment experience. Our titles span from indie to our AAA franchise ARK: Survival Evolved. We created the Wandering Wizard label to allow us to invest and grow indie titles built by bright, passionate teams.

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Technology:    We utilize advanced and proprietary technologies to drive demand and optimize costs. Our proprietary micro-influencer platform, NOIZ, enables us to substantially broaden our influencer base at an advantaged cost, and our game and server technology provide a highly customizable development infrastructure.

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Collaboration:    We partner with talented independent studios for game development. Development teams, some of which are our wholly owned subsidiaries, are provided capital and other critical resources and are afforded a high degree of autonomy. We believe this model best preserves the culture and creativity of the development team and encourages the development of successful games.

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Developers:    We believe in the importance of maintaining a broad developer network to ensure the simultaneous development of high-quality games. We have seven internal development studios and we partner with two related-party development studios from AAA to indie located in the United States and internationally.

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Experience:    Our management team has deep knowledge of the gaming landscape based on more than two decades of experience in the gaming industry. Our Founder and Chairman, Mr. Shi, was a pioneer in sandbox and MMORPG games, and our Chief Executive Officer, Jim Tsai, has a deep understanding of game development and publishing with more than 25 years of experience. Our industry experience is foundational to our success in development and publishing and helps us to quickly identify attractive acquisitions and partnerships opportunities.

Our dedication to provide audiences with high-quality entertainment experiences utilizing the latest gaming technology has produced strong user engagement, continued revenue growth, and increased cash flows. Through June 30, 2022, our ARK franchise game has been played for more than 2.8 billion hours with an average playing time per user of more than 158 hours and with the top 20% of all players spending over 100 hours in the game, according to data related to the Steam platform. For the years ended December 31, 2021, 2020 and 2019, our net revenue was $106.7 million, $124.9 million and $86.3 million, respectively, representing a compound annual growth rate of 11.2%. We have maintained a diversified revenue base across platforms, with approximately 44% of fiscal year 2021 revenue from consoles, 40% from PC and 12% from mobile platforms. We had net income of $7.9 million for the year ended December 31, 2021 as compared to $29.8 million for the year ended December 31, 2020 and net loss of $(15.2) million for the year ended December 31, 2019.
Our Heritage and Expertise
Snail Games USA was founded in 2009 as a subsidiary of Suzhou Snail Digital Technology Co. Ltd. (“Suzhou Snail”), and our heritage and knowledge extends to our Founder and Chairman’s creation of Suzhou Snail. Suzhou Snail was founded in the early 2000s to fulfill a need for gaming in Asia. Our Founder and Chairman, Mr. Shi, became an early adopter of PC-based online free-to-play gaming, and Suzhou Snail became a pioneer in MMORPG games, releasing successful titles such as Age of Wushu. Amid transformations in the global gaming industry in the mid-2000s, our initial goal was to serve as the publisher for Suzhou Snail’s games in the United States. We rapidly transformed our business model to include development and publishing of independently sourced content, pursuing a premium game strategy anchored by diversified development teams. In 2015, we partnered with Studio Wildcard to develop our flagship franchise, ARK. In 2022, Suzhou Snail effected a spin-off pursuant to which Suzhou Snail’s shareholders received shares of common stock of Snail Games USA in proportion to their existing ownership of Suzhou Snail. As a result of this transaction, Snail Games USA became an independent, domestic entity and is no longer a subsidiary of Suzhou Snail. The spin-off was conducted in contemplation of this offering and to align Snail Games USA’s and Suzhou Snail’s corporate structure with their respective customer bases and corporate growth strategies. Our heritage in free-to-play games and operating history in premium games has afforded us with deep knowledge of the global gaming marketplace and has enabled us to develop a successful value proposition for our consumers and developers.
Market Opportunity
We serve a large addressable market in a dynamic industry with strong growth tailwinds. From 2016 to 2021, the video game industry has grown at over 14% CAGR. The global gaming market was valued over

$192.7 billion in 2021 and is projected to grow to $225.7 billion in 2025, representing a 4% CAGR as its popularity continues to flourish mainstream. In 2021, there were over one billion console and PC (excluding mobile) gamers worldwide, according to IDC. More than 75% of gamers are age 21 or older, and the vast majority of gamers are medium-to-high earners with full-time jobs, according to Newzoo. The combination of these statistics illustrates a quickly growing market with a highly engaged target demographic with purchasing power towards entertainment. Within the video game industry, the console and PC gaming segment of the global games industry is estimated to account for 47% of the total market in 2022. The sandbox survival category is an attractive genre within gaming because it is truly “one-size-fits-all.” We have developed and invested in various successful sandbox survival titles since 2015, including our flagship franchise, ARK. In addition to gaming, we believe there are several adjacent market opportunities driven by the proliferation of streaming and eSports: the global eSports audience is projected to reach 532 million viewers and surpass $1.4 billion in revenue in 2022.
Our Value Proposition
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Value proposition for gamers:    We aim to provide high-quality entertainment experience to gamers by offering frequent new content and endless game play possibility as key value propositions to our players.

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Value proposition for developers:    Our business model is dependent on partnerships with developers, and we offer key value propositions of collaborative partnership, culture of innovation and technology to our developers.

Our Platform
Our strategic flywheel is anchored by our dedication to delivering high-quality, compelling entertainment experiences and is driven by our capabilities in publishing, developing and creating proprietary technology. Growth in the number of published titles allows us to invest in new development teams and proprietary technology, which expand the number of titles we publish in a self-reinforcing loop. As the quality of our games increases, we are well-positioned to attract more users and more influencers. With increased influencers through our propriety micro-influencer platform, NOIZ, we are able to reach a broader audience and increase user engagement within our games. This drives additional revenue, which we use to increase our developer network and to build proprietary technology. Our technology, along with our collaborative, innovative culture attracts talented developers, which in turn result in an increased number of high-quality games.
Our Key Strengths
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Top-ranked category defining franchise with a track record of growth:    Our dedication to our customers and innovative game development has resulted in our position as a top-ranked category defining franchise, with a track record of growth. Our flagship franchise, ARK: Survival Evolved, is a leader within the sandbox survival genre with over 76.9 million console and PC installs through June 30, 2022. ARK: Survival Evolved has been a top-25 selling game on the Steam platform by gross revenue in each year we released an ARK DLC. For the six months ended June 30, 2022, ARK: Survival Evolved averaged a total of 395,150 DAUs on the Steam and Epic platforms, and we experienced a peak of approximately 755,000 DAUs in June 2020.
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Proven expertise in creating successful gaming franchises:    We have proven expertise in creating successful gaming franchises. We are a multi-platform publisher with over 12 years of experience in creating culturally influential game titles, while demonstrating financial growth. As of June 30, 2022, we have more than 20 game titles.

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IP portfolio spanning across multiple media formats and technology platforms to captivate end user: We license and own an IP portfolio spanning across multiple media formats and technology platforms to captivate end users. Our primary use of IP is to generate successful video games within and beyond the sandbox survival genre.

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Collaborative development process between developers and management:    We continue to evolve with the industry with our deep pipeline of leading video game franchises such as ARK: Survival Evolved, Atlas, Last Oasis, Dark and Light and Outlaws of the Old West. Our success in game development and in keeping up with industry trends is partially attributed to our collaborative relationships with video game development studios, industry leaders, technology providers and distribution platforms. We offer developers freedom by giving them access to the wide breadth of the Snail platform and resources so they can do what they do best: create.

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Innovative use and creation of next-gen technologies and platforms:    We use innovative technology to serve our customers, allowing us to provide high-quality user experiences and services. Our proprietary video game technology includes a versatile game engine, development pipeline tools, advanced rendering technology and advanced server and network operations.

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Robust financial profile combined with proven track-record of capital efficiency and growth: We have a robust financial profile, combined with a proven track-record of capital efficiency and growth. Between 2019 and 2021, our net revenue grew by 23.7%, representing a compound annual growth rate of 11.2%. We are focused on an organic growth strategy in our already successful video gaming business, but also on leveraging the same IP across multiples vectors of digital entertainment and technology.

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Visionary management team well versed in industry and business:    We attribute much of our success to our visionary senior management and business development teams, which have a deep understanding of games and global video markets and aim to build innovative products for gamers. Our founder and other members of our management and business development teams are seasoned gamers, who lead and provide insight into gaming development from a first-hand user’s perspective. We operate in an ecosystem in which our leaders employ a hands-on approach, as each developer is able to get in direct contact with our founder and receive one-on-one feedback and mentorship.

Our Growth Strategy
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Continue to grow our successful ARK: Survival Evolved franchise:    Our primary strategy is to capitalize on our franchise and focus on delivering unique games and content, offering services that extend and enhance the experience, and connecting more players across more platforms. We believe the breadth and depth of our multi-platform, services offerings, and our use of multiple business models and distribution channels provide us with strategic advantages.

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Continue to build a strong pipeline of new content via Snail Games USA and our independent label, Wandering Wizard:    Building on our strong established franchises and creating new franchises through compelling new content is at the core of our business. We endeavor to reach as many consumers as possible by offering our content on multiple platforms. Currently, we have five console and PC games under development that are expected to be released in the next five years. Our independent label, Wandering Wizard, allows us to publish independent games of different graphical quality and different genres at lower acquisition cost while utilizing our proven development and distribution strategies.

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Continue to expand NOIZ, our micro-influencer marketing business, and use the platform to bolster our marketing initiatives and eCommerce revenue:    We are focused on reaching more players whenever and wherever they want to play. We believe that we can add value to our network by utilizing content creators and micro-influencers to connect to a world of play by offering an interactive platform for players to engage in. We created our proprietary, full-service marketing platform, NOIZ, where we have direct relationships with influencers and save on third-party costs. NOIZ helps aspiring game streamers and game companies reach a wider audience, diversify marketing spend and income streams, and build their own brands easily and professionally at a large scale.

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Continue investing in new technologies and platforms to efficiently capitalize on emerging trends:    We provide a variety of digitally delivered products and games that are played online and on mobile platforms, such as tablets and smartphones; as such, there are various opportunities for us to grow and enhance profitability. We will continue investing in new distribution channels such as medias of streaming, animation, television and eSports as opportunities in platform distribution as well as DLCs arise to expand our reach and grow our business.

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Scale our operations through international market expansion and strategic acquisitions:    In line with our growth strategy, we plan to complete acquisitions to expand our gaming offerings, obtain talent, and expand into new markets. We continue to evaluate strategic acquisition opportunities in areas such as studios, publishers and agencies. We may also pursue joint ventures or establish subsidiaries with strategic partners as well as make investments in interactive gaming and entertainment business as part of our long-term business strategy.

Risk Factors Summary
Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our Class A common stock. Among these important risks are, but such risks are not limited to, the following:
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We are dependent on the future success of our ARK franchise, and we must continue to publish “hit” titles or sequels to such “hit” titles in order to compete successfully in our industry.

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If we do not consistently deliver popular, high-quality content in a timely manner, if we are not successful in meaningfully expanding our existing franchise, or if consumers prefer products from our competitors, our business may be negatively impacted.

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We rely on license agreements to publish certain games, including games in our ARK franchise. Failure to renew our existing content licenses on favorable terms or at all or to obtain additional licenses would impair our ability to introduce new games, improvements or enhancements or to continue to offer our current games, which would materially harm our business, results of operations, financial condition and prospects.

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We depend on our key management and product development personnel.

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Our management team has limited experience managing a public company.

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The COVID-19 pandemic and containment efforts across the globe have materially altered how individuals interact with each other and have materially affected how we and our business partners are operating, and the extent to which this situation will impact our future results of operations and overall financial performance remains uncertain.

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Our business is subject to the risks of earthquakes, fire, floods, public health crises and other natural catastrophes and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or other incidents or terrorism.

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Our industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business may be negatively impacted.

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We rely on third-party platforms, such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, Google Stadia, the Apple App Store, the Google Play Store and the Amazon

Appstore, to distribute our games and collect revenues generated on such platforms and rely on third-party payment service providers to collect revenues generated on our own platforms.
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We depend on servers and networks to operate our games with online features. If we were to lose functionality in any of these areas for any reason, our business may be negatively impacted.

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We may be unable to effectively manage the continued growth and the scope and complexity of our business, including our expansion into new business models that are untested and into adjacent business opportunities with large, established competitors.

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The interactive entertainment software industry is highly competitive.

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We are subject to product development risks, which could result in delays and additional costs, and often times we must adapt to changes in software technologies.

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Our business is subject to our ability to develop commercially successful products for the current video game platforms, which may not generate immediate or near-term revenues, and as a result, our business and operating results may be more volatile and difficult to predict during console transitions than during other times.

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Our results of operations or reputation may be harmed as a result of objectionable consumer- or other third party-created content, or if our distributors, retailers, development, and licensing partners, or other third parties with whom we are affiliated, act in ways that put our brand at risk.

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The products or services we release may contain defects, bugs or errors.

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External game developers may not meet product development schedules or otherwise fulfill their contractual obligations.

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Any cybersecurity-related attack, significant data breach, or disruption of the information technology systems or networks on which we rely could negatively impact our business.

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Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

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If we are unable to protect the intellectual property relating to our material software, the commercial value of our products will be adversely affected, and our competitive position could be harmed.

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We will be a “controlled company” under the corporate governance rules of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. If we rely on the exemptions available to a “controlled company” you will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

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Mr. Shi, our Founder and Chairman, controls us, and his ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

Summary of the Transactions
Snail, Inc. (“Snail”), a Delaware corporation, was formed on January 11, 2022 and is the issuer of the Class A common stock offered by this prospectus, and Snail’s activity to date has been de minimis. In connection with this offering, the stockholders of Snail Games USA will contribute their interests to Snail in exchange for a proportional amount of, in the case of all stockholders other than Mr. Shi and Ying Zhou, Class A common stock of Snail and, in the case of Mr. Shi and Ms. Zhou, Class B common stock of Snail. See “Principal Stockholders.” Thereafter, Snail will be the sole stockholder of Snail Games USA, and all of our business operations will continue to be conducted through Snail Games USA and its subsidiaries. For more information, see “Our Organizational Structure.”
Corporate Information
Snail was incorporated in the State of Delaware on January 11, 2022. Snail Games USA was incorporated in the State of California on September 22, 2009. Our principal executive office is located at 12049 Jefferson Boulevard, Culver City, California 90230. Our telephone number at this address is (310) 988-0643. Our main website is www.snailgamesusa.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus.
We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and ™ symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies in the United States. These provisions include:
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a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus;

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reduced executive compensation disclosure; and

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an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may choose to take advantage of some but not all of these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of: (1) (a) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (b) the last day of the fiscal year in which our annual gross revenues are $1.235 billion or more, or (c) the date on which we are deemed to be a “large accelerated filer,” under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the end of our second quarter and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Emerging Growth Company Status.” We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.
Controlled Company
Upon completion of this offering, Mr. Shi, our Founder and Chairman, will control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under Nasdaq corporate governance standards. As a controlled company, exemptions under such standards will free us from the obligation to comply with certain corporate governance requirements. See “Management — Corporate Governance — Controlled Company Exemption” for additional information.

THE OFFERING
This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common stock. You should carefully read this entire prospectus before investing in our Class A common stock including “Risk Factors” and our consolidated financial statements.
Issuer
Snail, Inc.
Class A common stock offered by us
3,000,000 shares (or 3,450,000 shares if the underwriters exercise in full their option to purchase additional shares).
Class A common stock to be outstanding immediately after this offering
9,251,420 shares (or 9,701,420 shares if the underwriters exercise in full their option to purchase additional shares).
Class B common stock to be outstanding immediately after this offering
28,748,580 shares.
Total common stock to be outstanding immediately after this offering
38,000,000 shares (or 38,450,000 shares if the underwriters exercise in full their option to purchase additional shares).
Voting rights
Upon consummation of this offering, the holders of our Class A common stock will be entitled to one vote per share, and the holders of our Class B common stock will be entitled to ten votes per share.
Each share of Class B common stock may be converted into one share of Class A common stock at the option of the holder.
If, on the record date for any meeting of the stockholders, the number of shares of Class B common stock then outstanding is less than 5% of the aggregate number of shares of Class A common stock and Class B common stock outstanding, then each share of Class B common stock will automatically convert into one share of Class A common stock.
In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, except for certain transfers to other holders of Class B common stock or their affiliates or to certain unrelated third parties as described under “Description of Capital Stock — Conversion” and “Description of Capital Stock — Transfer of Shares.”
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters unless otherwise required by law.
Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, (1) holders of Class A common stock will hold approximately 3.1% of the combined voting power of our outstanding common stock and approximately 24.3% of our total equity ownership and

(2) holders of Class B common stock will hold approximately 96.9% of the combined voting power of our outstanding common stock and approximately 75.7% of our total equity ownership.
If the underwriters exercise their option to purchase additional shares in full, (1) holders of Class A common stock will hold approximately 3.3% of the combined voting power of our outstanding common stock and approximately 25.2% of our total equity ownership and (2) holders of Class B common stock will hold approximately 96.7% of the combined voting power of our outstanding common stock and approximately 74.8% of our total equity ownership.
The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B common stock. See “Description of Capital Stock” for a description of the material terms of our common stock.
Option to purchase additional shares
We have granted the underwriters the right to purchase up to an additional 450,000 shares of Class A common stock from us, within 45 days of the date of this prospectus, at the public offering price, less underwriting discounts, on the same terms as set forth in this prospectus.
Listing
Our Class A common stock has been approved for listing on Nasdaq under the symbol “SNAL.”
Use of proceeds
We estimate that the net proceeds to us from the offering will be approximately $11.0 million (or $13.1 million if the underwriters exercise in full their option to purchase additional shares). We intend to use the net proceeds from this offering for general corporate purposes, which may include funding future products or technologies, maintaining liquidity and funding our working capital solutions. We may also use a portion of the net proceeds to acquire, in-license or make investments in businesses, products, offerings and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time. We will have broad discretion in allocating the net proceeds from this offering. See “Use of Proceeds.”
Dividend policy
We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. See “Dividend Policy.”

Lock-up agreements
We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. The members of our board of directors and our executive officers, and all existing stockholders as of the date of this prospectus have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common stock.
The number of shares of Class A and Class B common stock to be outstanding after this offering excludes (i) 5,718,000 shares of Class A common stock reserved for future issuance under our 2022 Omnibus Incentive Plan, which we expect to become effective in connection with this offering, and (ii) 120,000 shares of Class A common stock issuable upon the full exercise of the Underwriters’ Warrants. See “Underwriting”.
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to 450,000 additional shares of Class A common stock in connection with the offering.

SUMMARY FINANCIAL AND OTHER INFORMATION
The following tables set forth, for the periods and as of the dates indicated, our summary financial and other information. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with GAAP. Our historical results do not necessarily indicate results expected for any future periods.
	Years ended December 31,			Six months ended June 30,
	2021	2020	2019	2022	2021
	(in millions)
Consolidated Statements of Operations Data and Comprehensive Income (Loss):
Revenues, net	$106.7	$124.9	$86.3	$43.5	$58.8
Cost of revenues	63.7	67.3	78.1	26.3	32.9
Gross profit	43.0	57.6	8.2	17.2	25.9
Operating expenses:
General and administrative	16.4	22.9	20.3	10.7	9.1
Research and development	0.8	1.4	2.0	0.4	0.4
Advertising and marketing	0.3	1.1	0.7	0.4	0.1
Depreciation and amortization	0.8	0.9	1.0	0.3	0.4
Loss on disposal of fixed assets	0.1	0.1	—	—	—
Impairment of intangible assets	16.3	1.3	—	—	—
Total operating expenses	34.7	27.7	23.8	11.8	10.0
Income (loss) from operations	8.3	30.0	(15.7)	5.4	15.9
Other income (expense):
Interest income	0.1	0.1	—	—	—
Interest income – related parties	1.6	0.9	0.5	0.6	0.7
Interest expense	(0.4)	(0.6)	(1.5)	(0.3)	(0.2)
Interest expense – related parties	—	—	(0.1)	—	—
Other income	0.5	0.5	—	0.3	0.5
Gain on sale of membership interest of equity investment	—	4.9	—	—	—
Foreign currency transaction loss	—	—	—	—	—
Equity in earnings (loss) of unconsolidated entity	(0.4)	0.7	(1.1)	—	(0.3)
Total other income (expense), net	1.4	6.6	(2.0)	0.6	0.7
Income (loss) before provision for income taxes	9.7	36.6	(17.7)	6.0	16.6
Income tax provision (benefit)	1.8	6.8	(2.5)	1.2	3.3
Net income (loss)	7.9	29.8	(15.2)	4.8	13.3
Net gain (loss) attributable to non-controlling interests	(0.6)	(0.9)	(1.3)	—	(0.3)
Net income (loss) attributable to Snail Games USA Inc.	8.5	30.7	(13.9)	4.8	13.6
Comprehensive income statement:
Other comprehensive loss	(0.1)	(0.1)	(0.1)	(0.1)	0.1
Total other comprehensive income (loss)	$8.4	$30.6	$(14.0)	$4.7	$13.7

	As of June 30, 2022
	Actual	As Adjusted
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14.7	$25.7
Total current assets	44.7	55.8
Restricted cash and cash equivalents	6.4	6.4
Intangible assets, net – license – related parties	5.1	5.1
Total liabilities	74.9	74.9
Total equity	$6.0	$17.1
	Years ended December 31,			Six months ended June 30,
	2021	2020	2019	2022	2021
	(in millions)
Key Performance Metrics and Non-GAAP Measures:
Units Sold	7.0	8.3	4.1	3.1	4.1
Adjusted EBITDA	$25.5	$39.2	$(15.1)	$6.1	$16.4
Bookings	$92.5	$132.1	$105.8	$40.5	$53.6
For a discussion of Units Sold and for reconciliations of net revenue to Bookings and net income (loss) to Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Metrics and Non-GAAP Measures.”

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. Before you invest in our Class A common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our Class A common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.
Risks Related to Our Business and Industry
We are dependent on the future success of our ARK franchise, and we must continue to publish “hit” titles or sequels to such “hit” titles in order to compete successfully in our industry.
ARK is a “hit” product and has historically accounted for a substantial portion of our revenue. The ARK franchise contributed 90.7% of our net revenue for the year ended December 31, 2021, and our five best-selling franchises (including ARK), which may change year over year, in the aggregate accounted for 96.2% of our net revenue for the year ended December 31, 2021. If we fail to continue to develop and sell new commercially successful “hit” titles or sequels to such “hit” titles or experience any delays in product releases or disruptions following the commercial release of our “hit” titles or their sequels, our revenue and profits may decrease substantially, and we may incur losses. In addition, competition in our industry is intense and a relatively small number of hit titles account for a large portion of total revenue in our industry. Hit products offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products to fall below our expectations. If our competitors develop more successful products or services at lower price points or based on payment models perceived as offering better value, or if we do not continue to develop consistently high-quality and well-received products and services, our revenue and profitability may decline.
If we do not consistently deliver popular, high-quality content in a timely manner, if we are not successful in meaningfully expanding our existing franchise, or if consumers prefer products from our competitors, our business may be negatively impacted.
Consumer preferences for games are usually cyclical and difficult to predict. Even the most successful games can lose consumer audiences over time, and remaining popular is increasingly dependent on the games being refreshed with new content or other enhancements. In order to remain competitive and maximize the chances that consumers select our products as opposed to the various entertainment options available to them and with which we compete, we must continuously develop new products or new content for, or other enhancements to, our existing products. These products or enhancements may not be well-received by consumers, even if well-reviewed and of high quality. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have and many smaller competitors, particularly on the mobile platform. Our larger competitors may be able to leverage their greater financial, technical, personnel and other resources to provide larger budgets for development and marketing and make higher offers to licensors and developers for commercially desirable properties, as well as adopt more aggressive pricing policies to develop more commercially successful video game products than we do. Further, competitors may develop content that imitates or competes with our best-selling games, potentially reducing our sales or our ability to charge the same prices we have historically charged for our products. These competing products may take a larger share of consumer spending than anticipated, which could cause product sales to fall below expectations. If we do not continue to develop consistently high-quality and well-received games or enhancements to those games, if our marketing fails to resonate with our consumers, if we are not successful in meaningfully expanding our franchises further on the mobile platform or if consumers lose interest in a genre of games we produce, our revenues and profit margins could decline. In addition, our own best-selling products could compete with our other games, reducing sales for those other games. Further, a failure by us to develop a high-quality product, or our development of a product that is otherwise not well-received, could potentially result in additional expenditures to respond to consumer demands, harm our reputation, and increase the likelihood that our future products will not be well-received. The increased importance of DLC to our business amplifies these risks, as DLC for poorly-received games typically generates lower-than-expected sales. The increased demand for consistent enhancements to our products also requires a greater allocation of financial resources to those products.
Additionally, consumer expectations regarding the quality, performance and integrity of our products and services are high. Consumers may be critical of our brands, games, services and/or business practices for a wide variety of reasons, and such negative reactions may not be foreseeable or within our control to manage effectively. For example, if our games or services, such as our proprietary online gaming service, do not function as consumers expect, whether because they fail to function as advertised or otherwise, our sales may suffer. The risk that this may occur is particularly pronounced with respect to our games with online features because they involve ongoing consumer expectations, which we may not be able to consistently satisfy. Our games with online features are also frequently updated, increasing the risk that a game may contain significant errors, or “bugs.” If any of these issues occur, consumers may stop playing the game and may be less likely to return to the game as often in the future, which may negatively impact our business.
Further, delays in product releases or disruptions following the commercial release of one or more new products could negatively impact our business and reputation and could cause our results of operations to be materially different from expectations. If we fail to release our products in a timely manner, or if we are unable to continue to extend the life of existing games by adding features and functionality that will encourage continued engagement with the game, our business may be negatively impacted.
Additionally, the amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that we accurately predict consumer demand for such product. If our future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, we may not be able to recover the substantial up-front development and marketing costs associated with those products.
We rely on license agreements to publish certain games, including games in our ARK franchise. Failure to renew our existing content licenses on favorable terms or at all or to obtain additional licenses would impair our ability to introduce new games, improvements or enhancements or to continue to offer our current games, which would materially harm our business, results of operations, financial condition and prospects.
We license certain intellectual property rights from third parties, including related parties, and in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology. In particular, we license intellectual property rights related to our ARK franchise from SDE, the parent company of Studio Wildcard, which is also an entity that is owned and controlled by the spouse of our Founder and Chairman, Mr. Shi. We entered into an original exclusive software license agreement with SDE in November 2015, for the rights to ARK: Survival Evolved, and subsequently entered into an amended and restated exclusive software license agreement with SDE on September 20, 2022 (“ARK1 License Agreement”). The terms of our license agreements with SDE may differ from those terms which would be negotiated with independent parties. In addition, we may have disputes with SDE that may impact our business, results of operations, financial condition and/or prospects. The ARK franchise contributed 90.7% of our net revenue for the fiscal year ended December 31, 2021. Even if our games that are dependent on third-party license agreements remain popular, any of our licensors could decide not to renew our existing license agreements or not to license additional intellectual property rights to us and instead license to our competitors or develop and publish its own games or other applications, competing with us in the marketplace. Moreover, many of our licensors develop games for other platforms and may have significant experience and development resources available to them should they decide to compete with us rather than license to us. For additional information concerning our license arrangements, including licensing agreements with affiliated third parties, see “Business — Intellectual Property.”
Failure to maintain or renew our existing material licenses or to obtain additional licenses could impair our ability to introduce new games and new content or to continue to offer our current games, which could materially harm our business, results of operations and financial condition. If we breach our obligations under existing or future licenses, we may be required to pay damages and our licensors may have the right to terminate the license or change an exclusive license to a non-exclusive license. Termination of our license agreements by a material licensor, such as SDE, would cause us to lose valuable rights, such as the rights to our ARK franchise, and would inhibit our ability to commercialize future games, which would harm our business, results of operations and financial condition. In addition, certain intellectual property rights may be licensed to us on a non-exclusive basis. The owners of nonexclusively licensed intellectual property rights would be free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property rights that have not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property rights or technology from third parties and related parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.
We depend on our key management and product development personnel.
Our continued success will depend to a significant extent on our senior management team and maintaining positive relationships with our games’ developers, including Studio Wildcard, and the product development personnel responsible for content creation and development of our ARK franchise. We are also highly dependent on the expertise, skill and knowledge of Mr. Shi, our Founder and Chairman, Mr. Jim Tsai, our Chief Executive Officer, and Mr. Peter Kang, our Chief Operating Officer.
The loss of the services of our executive officers, including Messrs. Shi, Tsai or Kang or certain key product development personnel, including those employed by studio partners, such as Studio Wildcard, could significantly harm our business. In addition, if one or more key employees were to join a competitor or form a competing company, we may lose additional personnel, experience material interruptions in product development, delays in bringing products to market and difficulties in our relationships with licensors, suppliers and customers, which would significantly harm our business. Failure to continue to attract and retain qualified management and creative personnel could adversely affect our business and prospects.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and regulators and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely impact our business, operating results and financial condition.
The COVID-19 pandemic and containment efforts across the globe have materially altered how individuals interact with each other and have materially affected how we and our business partners are operating, and the extent to which this situation will impact our future results of operations and overall financial performance remains uncertain.
The ongoing COVID-19 pandemic and resulting social distancing and shelter-in-place orders put in place around the world have caused widespread disruption in global economies, productivity and financial markets and have materially altered the way in which we conduct our day-to-day business.
As a result of the COVID-19 pandemic, we temporarily closed our corporate headquarters in Culver City, California and implemented travel restrictions. Towards the end of the first quarter of 2020, we implemented a remote working program, and we engaged with significant vendors (such as Amazon), platform providers (such as Microsoft, Sony, Steam, Epic Games, Google and Apple), advertising partners (such as Facebook and Google) and other business partners to understand their operating conditions and continue to evaluate our business continuity plans. The full extent to which the COVID-19 pandemic and the various responses to it impact our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the COVID-19 pandemic, including any potential future waves of the COVID-19 pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the COVID-19 pandemic; the availability and cost to access the capital markets; the effect on our players and their willingness and ability to pay for our games and services; disruptions or restrictions on our employees’ ability to work and travel; and interruptions related to our cloud networking and gaming infrastructure and partners, including impacts on Amazon Web Services, gaming platform providers, advertising partners and customer service and support providers. During the COVID-19 pandemic, we may not be able to provide the same level of product features and customer support that our players expect from us, which could negatively impact our business and operations. While substantially all of our business operations can be performed remotely, many of our employees are juggling additional work-related and personal challenges, including preparing for a prolonged duration of remote working environments, adjusting communication and work practices to collaborate remotely with work colleagues and business partners, managing technical and communication challenges of working from home on a daily basis, looking after children as a result of remote-learning and school closures, making plans for childcare and caring for themselves, family members or other dependents who are or may become ill. We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our business operations, including as may be required by federal, state, local or foreign authorities or that we determine are in the best interests of our employees, players, partners and stockholders.
The COVID-19 pandemic and resulting social distancing, shelter-in-place and similar restrictions may have led to increased sales of our games, and correspondingly, increased revenues in the first half of 2020, relative to our quarterly historic trends. These increases in sales and revenues may not be indicative of our financial and operating results in future periods. The effects of the COVID-19 pandemic on society and player behavior are highly uncertain. For example, primarily during the second quarter of 2020, we saw increased sales and revenues relative to our quarterly forecasts and historic trends. During the third quarter of 2020, sales and revenues returned to levels more consistent with historical periods, a pattern which continued for the remainder of 2020 and in 2021. The changes in sales and revenues in the first half of 2020 may have also been due to factors in addition to or other than the COVID-19 pandemic, such the release of new content.
In addition to the potential direct impacts to our business, the global economy has experienced significant volatility as a result of the actions taken in response to COVID-19, and future government intervention remains uncertain. An uncertain or weakened global economy may impact our players and their purchasing decisions within our games, consumers’ buying decisions across the globe and their impact on the allocation of advertising investments and the ability of our business partners to navigate this complex social health and economic environment, any of which could result in disruption to our business and results of our operations.
The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus and its variants, the existence of any additional waves of the COVID-19 pandemic, the extent and effectiveness of containment actions, continued progress towards widespread rapid testing and effective treatment alternatives and vaccinations, and the impact of these and other factors on our employees, players and business partners. If we are not able to respond to and manage the impact of such events effectively, our business may be harmed.
Our business is subject to the risks of earthquakes, fire, floods, public health crises and other natural catastrophes and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or other incidents, war or terrorism.
Our corporate headquarters is located in Culver City, California. Additionally, we rely on third-party infrastructure, enterprise applications and internal technology systems for our development, marketing, operational support and sales activities. The west coast of the United States, where our corporate headquarters are located, contains active earthquake zones and have been subject to numerous devastating wildfires and associated electrical blackouts. In the event of a catastrophic event, including a natural disaster such as an earthquake, hurricane, fire, flood, tsunami or tornado, or other catastrophic event such as power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, terrorist attack or incident of mass violence in the Los Angeles area or elsewhere where our operations are located or where certain other systems and applications that we rely on are hosted, we may be unable to continue our operations and may endure significant system interruptions, reputational harm, delays in our application development, lengthy interruptions in our platform, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results. In addition, natural disasters, cyber-attacks, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, acts of terrorism, public health crises, such as pandemics and epidemics, or other catastrophic events could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole.
Our industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business may be negatively impacted.
Technology changes rapidly in the interactive entertainment industry. We must continually anticipate and adapt to emerging technologies, such as cloud-based game streaming, and business models, such as free-to-play and subscription-based access to a portfolio of interactive content, to stay competitive. Forecasting the financial impact of these rapidly changing technologies and business models is inherently uncertain and volatile. Supporting a new technology or business model may require partnering with a new platform, business, or technology partner, which may be on terms that are less favorable to us than those for more traditional technologies or business models. If we invest in the development of interactive entertainment products for distribution channels that incorporate a new technology or business model that does not achieve significant commercial success, whether because of competition or otherwise, we may not recover the often substantial up-front costs of developing and marketing those products, or recover the opportunity cost of diverting management and financial resources away from other products or opportunities. Further, our competitors may adapt to an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both.
If, on the other hand, we elect not to pursue the development of products incorporating a new technology, or otherwise elect not to pursue new business models that achieve significant commercial success, it may have adverse consequences. It may take significant time and expenditures to shift product development resources to that technology or business model, and it may be more difficult to compete against existing products incorporating that technology or using that business model.
We rely on third-party platforms, such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, Google Stadia, the Apple App Store, the Google Play Store and the Amazon Appstore, to distribute our games and collect revenues generated on such platforms and rely on third-party payment service providers to collect revenues generated on our own platforms.
Our games are primarily purchased, accessed and operated through Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, Google Stadia, and in the case of our mobile games, the Apple App Store, the Google Play Store and the Amazon Appstore. Substantially all of the games, DLC and in-game virtual items that we sell are purchased using the payment processing systems of these platforms and, for fiscal year ended December 31, 2021, 91% of our revenues were generated through Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, Google Stadia, the Apple App Store, the Google Play Store and the Amazon Appstore. Consequently, our expansion and prospects depend on our continued relationships with these providers, and any other emerging platform providers that are widely adopted by our target players. In addition, having such a large portion of our total net revenues concentrated in a few counterparties reduces our negotiating leverage. We are subject to the standard terms and conditions that these platform providers have for game developers, which govern the content, promotion, distribution, operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms, and which the platform providers can change unilaterally on short notice or without notice. As such, our business would be harmed if:
•
the platform providers discontinue or limit our access to their platforms;

•
governments or private parties, such as internet providers, impose bandwidth restrictions, increase charges or restrict or prohibit access to those platforms;

•
the platforms increase the fees they charge us;

•
the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies;

•
the platforms decline in popularity;

•
the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;

•
the platforms elect or are required to change how they label free-to-play games or take payment for in-game purchases;

•
the platforms block or limit access to the genres of games that we provide in any jurisdiction;

•
the platform experiences a bankruptcy or other form of insolvency event; or

•
we are unable to comply with the platform providers’ terms of service.

Moreover, if our platform providers do not perform their obligations in accordance with our platform agreements or otherwise meet our business requirements, we could be adversely impacted. For example, in the past, some of these platform providers have experienced outages for short periods of time, unexpectedly changed their terms or conditions, or experienced issues with their features that permit our players to purchase games or in-game virtual items. In addition, if we do not adhere to the terms and conditions of our platform providers, the platform providers may take actions to limit the operations of, suspend or remove our games from the platform, and/or we may be exposed to liability or litigation. For example, in August 2020, Epic Games, Inc. (“Epic Games”), attempted to bypass Apple and Google’s payment systems for in-game purchases with an update that allowed users to make purchases directly through Epic Games in its game, Fortnite. Apple and Google promptly removed Fortnite from their respective app stores, and Apple filed a lawsuit seeking injunctive relief to block the use of Epic Games’ payment system and sought monetary damages to recover funds made while the updated version of Fortnite was active.
If any such events described above occur on a short-term or long-term basis, or if these third-party platforms and online payment service providers otherwise experience issues that impact the ability of players to download or access our games, access social features, or make in-game purchases, it would have a material adverse effect on our brands and reputation, as well as our business, financial condition and results of operations.
We depend on servers and networks to operate our games with online features. If we were to lose functionality in any of these areas for any reason, our business may be negatively impacted.
Our business relies on the continuous operation of servers, the vast majority of which are owned and operated by third parties. Although we strive to maintain more than sufficient server capacity, and provide for active redundancy in the event of limited hardware failure, any broad-based catastrophic server malfunction, a significant service-disrupting attack or intrusion by hackers that circumvents security measures, a failure of disaster recovery service or the failure of a company on which we are relying for server capacity to provide that capacity for whatever reason would likely degrade or interrupt the functionality of our games with online features, and could prevent the operation of such games altogether, any of which could result in the loss of sales for, or in, such games. The risk is particularly pronounced with respect to our multiplayer game services, which rely on systems hosted in a hybrid of data centers across the world as well as cloud providers. Further, insufficient server capacity, in particular during times of peak player activity corresponding with the release of new games or DLC, could affect our ability to provide game services, which could negatively impact our business. Conversely, if we overestimate the amount of server capacity required by our business, we may incur additional operating costs.
We also rely on platforms and networks operated by third parties, such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store and Google Stadia, for the sale and digital delivery of downloadable console and PC game content, the functionality of our games with online features. Similarly, we rely on those platforms and networks, as well as the continued operation of the Apple App Store, the Google Play Store and the Amazon Appstore for our free-to-play games. An extended interruption to any of these services could adversely affect our ability to sell and distribute our digital products and operate our games with online features, which could result in a loss of revenue and otherwise negatively impact our business.
We may be unable to effectively manage the continued growth and the scope and complexity of our business, including our expansion into new business models that are untested and into adjacent business opportunities with large, established competitors.
In recent years, we have experienced significant growth in the scope and complexity of our business. From time to time we seek to establish and implement new business models, including eSports offerings, our NOIZ influencer platform and animation ventures. Forecasting the success of any new business model is inherently uncertain and depends on a number of factors both within and outside of our control. Our actual revenue and profit for these businesses may be significantly greater or less than our forecasts. In addition, these new business models could fail, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, as well as the opportunity cost of diverting management and financial resources away from more successful and established businesses. While we anticipate growth in these areas of our business, consumer demand is difficult to predict as a result of a number of factors, including satisfaction with our products and services, our ability to provide engaging products and services, reliability of our infrastructure and the infrastructure of our partners, pricing, the actual or perceived security of our and our partners information technology systems and reductions in consumer spending levels.
We do not know to what extent these and any future expansions into new business models will be successful. Further, even if successful, our aspirations for growth in our core businesses and these adjacent businesses could create significant challenges for our management, operational, and financial resources. If not managed effectively, this growth could result in the over-extension of our operating infrastructure, and our management systems, information technology systems, and internal controls and procedures may not be adequate to support this growth. Failure by these new businesses or failure to adequately manage our growth in any of these ways may damage our brand or otherwise negatively impact our core business. Further, the success of these new businesses is largely contingent on the success of our underlying franchises and as such, a decline in the popularity of a franchise may impact the success of the new businesses adjacent to that franchise.
The interactive entertainment software industry is highly competitive.
We compete for the sale of interactive entertainment software with Sony and Microsoft, each of which is a large developer and marketer of software for its own platforms. We also compete with game publishers, such as Activision Blizzard, Inc., Electronic Arts Inc., Take-Two Interactive, Ubisoft, Epic Games, Tencent, Zynga, Netmarble, Sony, Microsoft and Nintendo primarily for game development on consoles, PCs and mobile devices. Across the sandbox survival game genre, we primarily compete with Embracer Group, Saber Group, Enand Global 7, FunCom, Axolot Games and Facepunch Studios. As our business is dependent upon our ability to develop hit titles, which require increasing budgets for development and marketing, the availability of significant financial resources has become a major competitive factor in developing and marketing software games. Some of our competitors have greater financial, technical, personnel and other resources than we do and are able to finance larger budgets for development and marketing and make higher offers to licensors and developers for commercially desirable properties. Our titles also compete with other forms of entertainment, such as social media and casual games, in addition to film, television and audio and video products featuring similar themes, online computer programs and other entertainment, which may be less expensive or provide other advantages to consumers.
A number of software publishers who compete with us have developed and commercialized or are currently developing online games. As technological advances significantly increase the availability of online games and as consumer acceptance of online gaming grows substantially, it could result in a decline in our platform-based software sales and negatively affect sales of such products.
Additionally, we compete with other forms of entertainment and leisure activities. While we monitor general market conditions, significant shifts in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities are difficult to predict. Failure to adequately identify and adapt to these competitive pressures could have a negative impact on our business.
We are subject to product development risks, which could result in delays and additional costs, and often times we must adapt to changes in software technologies.
We depend on our internal development studios and related-party developers to develop new interactive entertainment software within anticipated release schedules and cost projections. Our development costs can be substantial. If we or our related-party developers experience unanticipated development delays, financial difficulties or additional costs, for example, as a result of the COVID-19 pandemic or increasing costs due to inflation, we may not be able to release titles according to our schedule and at budgeted costs. There can be no assurance that our products will be sufficiently successful so that we can recoup these costs or make a profit on these products.
Additionally, in order to stay competitive, our internal development studios must anticipate and adapt to rapid technological changes affecting software development, such as cloud-based game streaming. Any inability to respond to technological advances and implement new technologies could render our products obsolete or less marketable. Further, the failure to pursue the development of new technology, platforms, or business models that obtain meaningful commercial success in a timely manner may negatively affect our business, resulting in increased production or development costs and more strenuous competition.
Our business is subject to our ability to develop commercially successful products for the current video game platforms, which may not generate immediate or near-term revenues, and as a result, our business and operating results may be more volatile and difficult to predict during console transitions than during other times.
We derive most of our revenue from publishing video games on third-party platform providers, such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, Google Stadia, the Apple App Store, the Google Play Store and the Amazon Appstore, which, in the aggregate, comprised 91% of our net revenue by product platform for the fiscal year ended December 31, 2021. The success of our business is subject to the continued popularity of these platforms and our ability to develop commercially successful products for these platforms.
Historically, when next generation consoles are announced or introduced into the market, consumers have typically reduced their purchases of products for prior-generation consoles in anticipation of purchasing a next-generation console and products for that console. During these periods, sales of the products we publish may decline until new platforms achieve wide consumer acceptance. Console transitions may have a comparable impact on sales of DLC, amplifying the impact on our revenues. This decline may not be offset by increased sales of products for the next-generation consoles. In addition, as console hardware moves through its life cycle, hardware manufacturers typically enact price reductions, and decreasing prices may put downward pressure on software prices. During console transitions, we may simultaneously incur costs both in continuing to develop and market new titles for prior-generation video game platforms, which may not sell at premium prices, and also in developing products for next-generation platforms, which may not generate immediate or near-term revenues. As a result, our business and operating results may be more volatile and difficult to predict during console transitions than during other times.
Our results of operations or reputation may be harmed as a result of objectionable consumer- or other third party-created content, or if our distributors, retailers, development and licensing partners, or other third parties with whom we are affiliated, act in ways that put our brand at risk.
Certain of our games support collaborative online features that allow consumers to communicate with one another and post narrative comments, in real time, that are visible to other consumers. Additionally, certain of our games allow consumers to create and share “user-generated content” that is visible to other consumers. From time to time, objectionable and offensive consumer content may be distributed within our games and on our broadcasts through these features or to gaming websites or other sites or forums with online chat features or that otherwise allow consumers to post comments. We may be subject to lawsuits, governmental regulation or restrictions, and consumer backlash (including decreased sales and harmed reputation), as a result of consumers posting offensive content.

In many cases, our business partners and other third party affiliates are given access to sensitive and proprietary information or control over our intellectual property to provide services and support to our team. These third parties may misappropriate or misuse our information or intellectual property and engage in unauthorized use of it. Further, the failure of these third parties to provide adequate services and technologies or to adequately maintain or update their services and technologies could result in a disruption to our business operations or an adverse effect on our reputation and may negatively impact our business. At the same time, if the media, consumers or employees raise any concerns about our actions vis-à-vis third parties, including consumers who play our games, this could also harm our business, results of operations or our reputation.
The products or services we release may contain defects, bugs or errors.
Our products and services contain or rely upon extremely complex software programs and are difficult to develop and distribute. We have quality controls in place to detect defects, bugs or other errors in our products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding and resource or technical constraints. In addition, the effectiveness of our quality controls and preventative measures may be negatively affected by the distribution of our workforce resulting from, among other things, the COVID-19 pandemic. As such, these quality controls and preventative measures may not be effective in detecting all defects, bugs or errors in our products and services before they have been released into the marketplace. In such an event, the technological reliability and stability of our products and services could be below our standards and the standards of our players, and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product or service, suspend the availability or sale of the product or service or expend significant resources to cure the defect, bug or error each of which could significantly harm our business and operating results.
External game developers may not meet product development schedules or otherwise fulfill their contractual obligations.
We are heavily reliant upon contracts with external game developers to develop our games or distribute our games. While we maintain contractual protections, we have less control over the product development schedules of games developed by external developers. We depend on their ability to meet product development schedules which could be negatively affected by, among other things, the distributed workforce model resulting from the COVID-19 pandemic or the loss of key development personnel. In addition, disputes occasionally arise with external developers, including with respect to game content, launch timing, achievement of certain milestones, the game development timeline, marketing campaigns, contractual terms and interpretation of such terms. If we have disputes with external developers or they cannot meet product development schedules, acquire certain approvals or are otherwise unable or unwilling to fulfill their contractual obligations to us, we may delay or cancel previously announced games, alter our launch schedule or experience increased costs and expenses, which could result in a delay or significant shortfall in anticipated revenue, harm our profitability and reputation and cause our financial results to be materially affected.
Any cybersecurity-related attack, significant data breach or disruption of the information technology systems or networks on which we rely could negatively impact our business.
In the course of our day-to-day business, we and third parties operating on our behalf and from which we license certain intellectual property create, store, and/or use commercially sensitive information, such as the source code and game assets for our interactive entertainment software products and sensitive and confidential information with respect to our customers, consumers, and employees. Our ability to effectively manage our business and coordinate the manufacturing, sourcing, distribution and sale of our interactive entertainment software products depends significantly on the reliability and capacity of these systems. We are critically dependent on the integrity, security and consistent operations of these systems. A malicious cybersecurity-related attack, intrusion or disruption by hackers (including through spyware, ransomware, viruses, phishing, denial of service and similar attacks) or other breach of the systems on which such source code and assets, account information (including personal information) and other sensitive data is stored could lead to piracy of our software, fraudulent activity, disclosure or misappropriation of, or access to, our customers’, consumers’ or employees’ personal information, or our own business data. Such incidents could also lead to product code-base and game distribution platform exploitation, should undetected viruses, spyware, or other malware be inserted into our products, services, or networks, or systems used by our consumers. We have implemented cybersecurity programs and the tools, technologies, processes, and procedures intended to secure our data and systems, and prevent and detect unauthorized access to, or loss of, our data, or the data of our customers, consumers or employees. However, because these cyberattacks may remain undetected for prolonged periods of time and the techniques used by criminal hackers and other third parties to breach systems are constantly evolving, change frequently and we may be unable to anticipate these techniques or implement adequate preventative measures. A data intrusion into a server for a game with online features or for our proprietary online gaming service could also disrupt the operation of such game or platform. If we are subject to cybersecurity breaches, or a security-related incident that materially disrupts the availability of our products and services, we may have a loss in sales or subscriptions or be forced to pay damages or incur other costs, including from the implementation of additional cyber and physical security measures, or suffer reputational damage. If there were a public perception that our data protection measures are inadequate, whether or not the case, it could result in reputational damage and potential harm to our business relationships or the public perception of our business model. In addition, such cybersecurity breaches may subject us to legal claims or proceedings, like individual claims and regulatory investigations and actions, including fines, especially if there is loss, disclosure, or misappropriation of, or access to, our customers’ personal information or other sensitive information, or there is otherwise an intrusion into our customers’ privacy.
If we do not successfully invest in, establish and maintain awareness of our brand and games or if we incur excessive expenses promoting and maintaining our brand or our games, our business, financial condition, results of operations or reputation could be harmed.
We believe that establishing and maintaining our brand is critical to maintaining and creating favorable relationships with players, platform providers, advertisers and content licensors, as well as competing for key talent. Increasing awareness of our brand and recognition of our games is particularly important in connection with our strategic focus on in-licensing games successfully cross-promoting such games. In addition, globalizing and extending our brand and recognition of our games requires significant investment and extensive management time to execute successfully. Although we make significant sales and marketing expenditures in connection with the launch of our games, these efforts may not succeed in increasing awareness of our brand or the new games. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenues could be limited, our costs could increase and our business, financial condition, results of operations or reputation could suffer.
In addition, if a game contains objectionable content or the messaging functionality of our games is abused, we could experience damage to our reputation and brand. Despite reasonable precautions, some consumers may be offended by certain game content, including user-generated content, the third-party advertisements displayed in our mobile games, or by treatment of other users. If consumers believe that a game we published or third-party advertisement displayed in a game contains objectionable content, it could harm our brand and consumers could refuse to play it and could pressure the platform providers to remove the game from their platforms. For example, we rely on third-party advertising partners to display advertisements within our mobile games, and may experience in the future instances where offensive or objectionable content has been displayed in our games through our advertising partners. While this may violate the terms of our agreements with these advertising partners, our reputation and player experience may suffer. Furthermore, steps that we may take in response to such instances, such as temporarily or permanently shutting off access of such advertising partner to our network, may negatively impact our revenue in such period.
Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.
Our quarterly operating results have fluctuated in the past and may fluctuate in the future. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results and subjects us to a number of uncertainties, including our ability to plan for and anticipate future growth. As a result, you should not rely upon our past quarterly operating results as indicators of future performance. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving markets, such as the risks and uncertainties described herein. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:
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our ability to maintain and grow our player base;

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our ability to retain and increase revenue from existing customers;

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our ability to introduce new features and functionalities and enhance existing features and functionalities;

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our ability to respond to competitive developments, including pricing changes and the introduction of new products and features by our competitors, or the emergence of new competitors;

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seasonal purchasing patterns of our consumers;

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impact of downtime or defects in our game and reputational harm;

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changes to financial accounting standards and the interpretation of those standards that may affect the way we recognize and report our financial results, including changes in accounting rules governing recognition of revenue;

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general economic and political conditions and government regulations in the countries where we currently operate or plan to expand;

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decisions by us to incur additional expenses, such as increases in sales and marketing or research and development; and

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potential costs to attract, onboard, retain and motivate qualified personnel.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. The variability and unpredictability of our operating results could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, then the trading price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.
We have experienced rapid growth and expect to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, then our business, operating results and financial condition would be adversely affected.
We have experienced rapid growth in recent periods, and we expect to continue to invest broadly across our organization to support our growth. Our total net revenue has grown from $86.3 million for the year ended December 31, 2019 to $106.7 million for the year ended December 31, 2021 after reaching revenue of $124.9 million for the year ended December 31, 2020. Although we have experienced rapid growth historically, we may not sustain our current growth rates, nor can we assure you that our investments to support our growth will be successful. The growth and expansion of our business will require us to invest significant financial and operational resources and the continuous dedication of our management team.
Failure to manage growth effectively could result in difficulty or delays in attracting new players, declines in quality or player satisfaction and demand for our games, increases in costs, difficulties in introducing new products and features or enhancing our offerings, loss of customers or consumers, difficulties in attracting or retaining talent or other operational difficulties, any of which could adversely affect our business, operating results and financial condition. Effectively managing our growth may also be more difficult to accomplish the longer that our employees, our customers and the overall economy is impacted due to the COVID-19 pandemic.
Certain estimates of market opportunity, forecasts of market growth and our operating metrics included in this prospectus may prove to be inaccurate.
Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Certain of these estimates are calculated using internal data and the estimates in this prospectus are subject to a number of assumptions and extrapolations, and as a result, the actual market opportunity and growth forecasts may be different than our disclosed numbers. In addition, our growth is subject to many factors, including our success in executing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates and forecasts of market size and growth we have provided in this prospectus should not be taken as indicative of our future growth.
Risks Related to Intellectual Property
If we are unable to protect the intellectual property relating to our material software, the commercial value of our products will be adversely affected, and our competitive position could be harmed.
We are highly reliant upon in-licensed intellectual property and developing proprietary software, where we have obtained the rights to publish and distribute software developed by third parties and related parties. We and our licensors attempt to protect our software and production techniques under patent, copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. Nonetheless, our software is susceptible to piracy and unauthorized copying, and third parties may potentially exploit, misappropriate or otherwise violate our intellectual property and proprietary information, causing significant reputational damage. Unauthorized third parties, for example, may be able to copy or to reverse engineer our software to obtain and use programming or production techniques that we regard as proprietary. Well organized piracy operations have also proliferated in recent years, resulting in the ability to download pirated copies of our software over the Internet. Although we attempt to incorporate protective measures into our software, piracy of our products could negatively affect our future profitability. In addition, “cheating” programs or other unauthorized software tools and modifications that enable consumers to cheat in games harm the experience of players who play fairly and could negatively impact the volume of microtransactions or purchases of DLC. Also, vulnerabilities in the design of our applications and of the platforms upon which they run could be discovered after their release. This may lead to lost revenues from paying consumers or increased cost of developing technological measures to respond to these vulnerabilities, either of which could negatively affect our business.
If we infringe, misappropriate, or otherwise violate or are alleged to infringe, misappropriate or otherwise violate the intellectual property rights of third parties, our business could be adversely affected.
As our industry grows, we may be subject to an increasing amount of litigation that is common in the software industry based on allegations of infringement or other alleged violations of patent, copyright, or trademarks. In addition, we believe that interactive entertainment software will increasingly become the subject of claims that such software infringes on the intellectual property rights of others with both the growth of online functionality and advances in technology, game content and software graphics as games become more realistic. From time to time, we may receive notices from third parties or be named in lawsuits by third parties alleging infringement of their proprietary rights. Although we believe that our software and technologies and the software and technologies of third-party developers and publishers with whom we have contractual relations do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others may occur. Any claims of infringement, with or without merit, could be time consuming, costly and difficult to defend. Moreover, intellectual property litigation or claims could require us to discontinue the distribution of products, obtain a license or redesign our products, which could result in additional substantial costs and material delays.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
We rely on trade secrets and proprietary knowledge to protect our unpatented know-how, expertise, technology and other proprietary information and to maintain our competitive position. We enter into nondisclosure and confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information in order to limit access to, and disclosure and use of, our trade secrets and proprietary information. Nevertheless, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary information. Furthermore, trade secrets are difficult to protect. We cannot assure you that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored. Any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our material trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. In general, any loss of trade secret protection or other unpatented proprietary rights could harm our business, financial condition, results of operations, and prospects.
We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.
Many of our employees, consultants and advisors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Many of them executed proprietary rights, non-disclosure and/or non-competition agreements in connection with such previous employment or engagement. Although we try to ensure that our employees, consultants, and advisors do not use the intellectual property rights, proprietary information know-how or trade secrets of others in their work for us, we may be subject to claims that we or they have, inadvertently or otherwise, used, infringed, misappropriated or otherwise violated intellectual property rights, or disclosed the alleged trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. Any litigation or the threat of litigation may adversely affect our ability to hire employees or engage consultants and contractors. A loss of key personnel or their work product could hamper or prevent us from developing and commercializing products and product candidates, which could harm our business. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives, develops and/or reduces to practice intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.
Accordingly, if we fail in prosecuting or defending any such claims, we may be required to pay monetary damages, and we may also lose valuable intellectual property rights or personnel, which could harm our competitive position and prospects. Such intellectual property rights could be awarded to a third-party, and we could be required to obtain a license from such third-party to commercialize our technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.
We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.
Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our owned and licensed trademarks, trade secrets or other intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult, time-consuming and costly. The steps we have taken to protect our proprietary rights may not be adequate to enforce our rights against infringement, misappropriation or other violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our games.
In the future, we may make claims of infringement or misappropriation against third parties, or make claims that third-party intellectual property rights are invalid or unenforceable. These claims could:
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cause us to incur greater costs and expenses in the protection of our intellectual property;

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potentially negatively impact our intellectual property rights, for example, by causing one or more of our intellectual property rights to be ruled or rendered unenforceable or invalid; or

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divert our technical personnel’s or management’s attention and our resources.

In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question, are not valid, or otherwise not enforceable against such other party. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. The outcome in any such lawsuit is unpredictable.
Litigation or other legal proceedings relating to intellectual property claims, even if resolved in our favor, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock or cause reputational harm. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property proceedings could harm our ability to compete in the marketplace. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information or trade secrets could be compromised by disclosure during this type of litigation. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects. For more information, see “Business —  Legal Proceedings.”
We or our licensors may not be able to enforce our intellectual property rights throughout the world.
We or our licensors may be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we or our licensors may not pursue in every location due to costs, complexities or other reasons. Filing, prosecuting, maintaining, defending, and enforcing our owned or in-licensed intellectual property rights in all jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some jurisdictions outside the United States may be less extensive than those in the United States. Competitors may use our technologies in jurisdictions where we have not obtained intellectual property protection to develop their own games and, further, may export otherwise infringing, misappropriating, or otherwise violating games to territories where we have intellectual property protection, but enforcement is not as strong as that in the United States. These games may compete with our games, and our intellectual property rights may not be effective or sufficient to prevent such competition. In addition, the laws of some foreign jurisdictions do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. In addition, the legal systems of some jurisdictions, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. Accordingly, we or our licensors may choose not to seek protection in certain jurisdictions, and we will not have the benefit of protection in such jurisdictions. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our or our licensors’ efforts to protect our intellectual property rights in such jurisdictions may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign jurisdictions may affect our ability to obtain adequate protection for our games and other technologies and the enforcement of intellectual property rights. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.
The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other trademarks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our owned or licensed trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If such third parties succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our games. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered owned or licensed trademarks or trade names. If we are unable to establish or protect our trademarks and trade names, or if we are unable to build name recognition based on our owned or licensed trademarks and trade names, we may not be able to compete effectively, which could harm our competitive position, business, financial condition, results of operations and prospects.
We use open source software in connection with certain of our games and services, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.
We use open source software in connection with some of the games and services we offer and may continue to use open source software in the future. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open source software. Were it determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games or products, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our game development efforts, any of which could negatively impact our business.
Risks Related to Legal or Regulatory Compliance
Changing data privacy and security laws and regulations in the jurisdictions in which we or our consumers do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our platform and service providers’ actual or perceived failure to comply with these laws and regulations could harm our business financial condition and results of operations.
We collect, process, store, use and share data in our operations. While our business receives limited, if any, personal information of our end users from our platform providers, we may elect to collect such information in the future. Our business and the business of our platform providers are therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information. Such laws, regulations, regulatory codes and guidelines may be inconsistent across jurisdictions or conflict with other rules.
The legislative and regulatory landscapes for data privacy and security continue to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business. In the United States, such privacy and data security laws and regulations include federal laws and regulations like the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CANPAM Act”), the Telephone Consumer Protection Act, the Do-Not-Call Implementation Act, and rules and regulations promulgated under the authority of the Federal Trade Commission and state laws like the California Consumer Privacy Act (“CCPA”) and the varying data breach notification laws that have been enacted in all 50 U.S. states and the District of Columbia. The CCPA, which became effective on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations that came into force on August 14, 2020, provides additional individual privacy rights for California residents and places increased data privacy and security obligations on entities handling certain personal information of California residents and households. Among other things, the CCPA expands rights related to such individuals personal information, including the right to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared by covered business. Many of the CCPA’s requirements as applied to personal information obtained in a business to business context, as well as personal information of a business’s personnel and related individuals, are subject to a moratorium set to expire on January 1, 2023. The CCPA provides for civil penalties for violations, as well as a private right of action and statutory damages for security breaches that may increase security breach litigation. The effects of the CCPA are significant and have required, and could continue to require, us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business. Further, in November 2020, California voters passed the California Privacy Rights Act (“CPRA”). The CPRA, which will become effective in most material respects starting on January 1, 2023 with a one-year look back period, significantly amends and expands existing CCPA requirements, including, among other things, by introducing additional obligations such as data minimization and storage limitations on the sharing of personal information for cross on text behavioral advertising and on the use of “sensitive” personal information, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creating a new entity, the California Privacy Protection Agency, to implement and enforce the law and impose administrative fines. Further, there currently are a number of additional proposals related to data privacy or security pending before federal, state, and foreign legislative and regulatory bodies, including in a number of U.S. states considering consumer protection laws similar to the CCPA. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, and in June 2021, Colorado passed the Colorado Privacy Act, both of which are comprehensive privacy statutes that share similarities with the CCPA and CPRA and will become effective on January 1, 2023 and July 1, 2023, respectively. Such legislation may add complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
Many of the other jurisdictions where we or our customers do business, including the EU, also have restrictive laws and regulations dealing with the processing of personal information. In addition to regulating the processing of personal information within the relevant jurisdictions, these legal requirements often also apply to the processing of personal information outside these jurisdictions, where there is some specified link to the relevant jurisdiction. For example, the European Union’s Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (the “General Data Protection Regulation” or “GDPR”) became effective in May 2018, imposes strict requirements on controllers and processors of personal data in the European Economic Area (“EEA”), including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, greater control for data subjects (including the “right to be forgotten” and data portability) and shortened timelines for data breach notifications. The GDPR created new compliance obligations applicable to our business and our platform and service providers, which could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws. Failure to comply with the requirements of GDPR may result in significant fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. The United Kingdom operates a separate but similar regime to the European Union with which we will have to comply and that allows for fines of up to the greater of £17.5 million or 4% of the total worldwide annual turn over of the preceding financial year. Further, beginning January 1, 2021, we have been required to comply with the GDPR and also the United Kingdom GDPR (“UK GDPR”), which, together with the amended United Kingdom Data Protection Act 2018, retains the GDPR in United Kingdom national law. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how the United Kingdom’s data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. For example, while the EU Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from European Union member states to the United Kingdom without additional safeguards, the decision will automatically expire in June 2025 unless the EU Commission re-assesses and renews/extends it. These changes may lead to additional costs and increase our overall risk exposure.
Recent legal developments also have created compliance uncertainty regarding the transfer of personal information from the U.K. and EEA to certain locations outside of the U.K. and EEA where we or our clients operate or conduct business. In July 2020, the Court of Justice of the European Union (“CJEU”) ruled the EU-US Privacy Shield Framework, one of the primary safeguards that allowed U.S. companies to import personal data from the EU to the U.S., was invalid. The CJEU’s decision also raised questions about whether the most commonly used mechanism for cross-border transfers of personal data out of the EEA, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from the EU to the U.S. or other third countries the European Commission has determined do not provide adequate data protections under their laws. On June 4, 2021, the European Commission published new Standard Contractual Clauses (which became effective on June 27, 2021), which impose on companies additional obligations relating to data transfers, including in the transfer, to implement additional security measures and update internal privacy practices. If we elect to rely on the new Standard Contractual Clauses for applicable data transfers, we may be required to incur significant time and resources to update our contractual arrangements and to comply with new obligations. If we are unable to implement a valid mechanism for personal data transfers from the EEA, we could face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EEA. As discussed above, these same considerations must currently be taken into account with regard to the UK GDPR as well. Additionally, other countries outside of the EU have enacted or are considering enacting similar cross order data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in the EU and U.K. will likely also arise in other jurisdictions that adopt regulatory frameworks of equivalent complexity. Accordingly, any actual or perceived failure to comply with these laws and regulations could harm our business, financial condition and results of operations.
Our business and products are subject to potential legislation and other governmental restrictions. The adoption of such proposed legislation and restrictions could limit the retail market for our products.
Several proposals have been made for federal legislation to regulate our industry. Such proposals seek to prohibit the sale of products containing certain content included in some of our games. If any such proposals are enacted into law, it may limit the potential market for some of our games in the United States, and adversely affect our business, financial condition and operating results. Other countries have adopted laws regulating content both in packaged games and those transmitted over the Internet that are stricter than current U.S. law. While no such laws are currently in place in the United States, the adoption into law of such legislation in jurisdictions in which we do significant business could severely limit the retail market for some of our games.
On August 30, 2021, China’s National Press and Publication Administration announced a new regulation that required online gaming companies limit their services provided to minors to one hour per day on Fridays, Saturdays, Sundays and public holidays. We continue to assess the impact this new regulation may have on our results of operations however, at this time, the impact of this new regulation remains uncertain.
Change in government regulations relating to the Internet could have a negative impact on our business.
We rely on our consumers’ access to significant levels of Internet bandwidth for the sale and digital delivery of our content and the functionality of our games with online features. Changes in laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws affecting “net neutrality” or measures enacted in certain jurisdictions as a result of the COVID-19 pandemic, could decrease the demand for our products and services or increase our cost of doing business.
Although certain jurisdictions have implemented laws and regulations intended to prevent Internet service providers from discriminating against particular types of legal traffic on their networks, other jurisdictions may lack such laws and regulations or repeal existing laws or regulations. For example, on December 14, 2017, the Federal Communications Commission voted to repeal net neutrality regulations in the United States, and, following that decision, several states enacted net neutrality regulations. Given the uncertainty around these rules, including changing interpretations, amendments or repeal, coupled with the potentially significant political and economic power of local Internet service providers and the relatively significant level of Internet bandwidth access our products and services require, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expenses, or otherwise negatively affect our business.
We may be involved in legal proceedings that have a negative impact on our business.
From time to time, we have been, and in the future may be, involved in claims, suits, investigations, audits and proceedings arising in the ordinary course of our business, including with respect to labor and employment, intellectual property, competition and antitrust, regulatory, tax, privacy and/or commercial matters. In addition, negative consumer sentiment about our business practices may result in inquiries or investigations from regulatory agencies and consumer groups, as well as litigation.
Claims, suits, investigations, audits and proceedings are inherently difficult to predict, and their results are subject to significant uncertainties, many of which are outside of our control. Regardless of the outcome, such legal proceedings can have a negative impact on us due to reputational harm, legal costs, diversion of management resources and other factors. It is also possible that a resolution of one or more such proceedings could result in substantial settlements, judgments, fines or penalties, injunctions, criminal sanctions, consent decrees or orders preventing us from offering certain features, functionalities, products or services, requiring us to change our development process or other business practices.
There is also inherent uncertainty in determining reserves for these matters. Significant judgment is required in the analysis of these matters, including assessing the probability of potential outcomes and determining whether a potential exposure can be reasonably estimated. In making these determinations, we, in consultation with outside counsel, examine the relevant facts and circumstances on a quarterly basis assuming, as applicable, a combination of settlement and litigated outcomes and strategies. Further, it may take time to develop factors on which reasonable judgments and estimates can be based.
We regard our software as proprietary and rely on a variety of methods, including a combination of copyright, patent, trademark and trade secret laws, and employee and third-party non-disclosure and invention assignment agreements, to protect our proprietary rights. We own or license various copyrights, patents, trademarks and trade secrets. The process of registering and protecting these rights in various jurisdictions is expensive and time-consuming. Further, we are aware that some unauthorized copying and piracy occurs, and if a significantly greater amount of unauthorized copying or piracy of our software products were to occur, it could negatively impact our business. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies or that we will be able to effectively protect our intellectual property through litigation and other means.

Financial and Economic Risks
If general economic conditions decline, demand for our games could decline. In addition, our business is vulnerable to changing economic conditions and to other factors that adversely affect the gaming industry, which could negatively impact our business.
In-game purchases involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of games and services like ours, during periods in which favorable economic conditions prevail. As a result, our games may be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our marketing and promotional expenses, in an effort to offset that reduction, and could negatively impact our business. Discretionary spending on entertainment activities could further decline for reasons beyond our control, such as natural disasters, acts of war, pandemics, terrorism, transportation disruptions or the results of adverse weather conditions. Additionally, disposable income available for discretionary spending may be reduced by unemployment, higher housing, energy, interest or other costs, or where the actual or perceived wealth of customers has decreased because of circumstances such as lower residential real estate values, increased foreclosure rates, inflation, increased tax rates or other economic disruptions. Any prolonged or significant decrease in consumer spending on entertainment activities could result in reduced play levels in decreased spending on our games, and could adversely impact our results of operations, cash flows and financial condition.
Changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial condition and results of operations.
Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the tax benefits that we intend to eventually take advantage of could be undermined due to changing tax laws, both in the United States and in other applicable jurisdictions. In addition, the taxing authorities in the United States and other jurisdictions where we do business regularly examine income and other tax returns and we expect that they may examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty.
Tax law or tax rate changes could affect our effective tax rate and future profitability.
Our effective tax rate was 18.4% for 2021 compared with 18.6% for 2020 and 14.1% for 2019. In general, changes in applicable U.S. federal and state and foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our tax expense. In addition, and in response to significant market volatility and disruptions to business operations resulting from the global spread of COVID-19, taxing authorities in many jurisdictions in which we operate may propose changes to their tax laws and regulations. These potential changes could have a material impact on our effective tax rate, long-term tax planning and financial results.
Our reported financial results could be significantly impacted by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.
Our reported financial results are impacted by the accounting policies promulgated by the SEC and national accounting standards bodies and the methods, estimates and judgments that we use in applying our accounting policies. Policies affecting revenue recognition have affected, and could further significantly affect, the way we report revenues related to our products and services. We recognize a majority of the revenues from video games that include an online service on a deferred basis over an estimated service period for such games. In addition, we defer the cost of revenues of those products. Further, as we increase our DLC and add new features to our online services, our estimate of the service period may change, and we could be required to recognize revenues, and defer related costs, over a shorter or longer period of time. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenues and income taxes, could have a significant impact on our reported net revenues, net income and earnings per share under generally accepted accounting principles in the United States in any given period.
Risks Related to Our Corporate Structure
We will be a “controlled company” under the corporate governance rules of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. If we rely on the exemptions available to a “controlled company” you will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.
Upon completion of this offering, our controlling stockholder, Founder and Chairman, Mr. Shi, will control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
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requirement that a majority of its board of directors consist of independent directors;

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the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process; and

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the requirement that it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We may elect to rely on these exemptions upon becoming a public company. As a result, our board of directors may not have a majority of independent directors, our compensation committee may not consist entirely of independent directors and/or our directors may not be nominated or selected by independent directors. Accordingly, if we elect to rely on these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq rules.
Mr. Shi, our Founder and Chairman, controls us, and his ownership of our common stock will prevent you and other stockholders from influencing significant decisions.
Upon completion of this offering, Mr. Shi will continue to control shares representing a majority of our combined voting power. As long as Mr. Shi continues to control shares representing a majority of our voting power, he will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors (unless supermajority approval of such matter is required by applicable law and our amended and restated certificate of incorporation). In the ordinary course of his business activities, Mr. Shi may engage in activities where his interests may not be the same as, or may conflict with, the interests of our other stockholders. Even if Mr. Shi were to control less than a majority of our voting power, he may be able to influence the outcome of corporate actions so long as he controls a significant portion of our voting power.
Our stockholders are not able to affect the outcome of any stockholder vote while Mr. Shi controls the majority of our voting power (or, in the case of removal of directors, two-thirds of our voting power). Due to his ownership and rights under our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering, Mr. Shi controls, subject to applicable law, the composition of our board of directors, which in turn controls all matters affecting us, including, among other things:
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any determination with respect to our business direction and policies, including the appointment and removal of officers and, in the event of a vacancy on our board of directors, additional or replacement directors;

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any determinations with respect to mergers, business combinations or dispositions of assets;

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determination of our management policies;

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determination of the composition of the committees on our board of directors;

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our financing policy;

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our compensation and benefit programs and other human resources policy decisions;

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changes to any other agreements that may adversely affect us;

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the payment of dividends on our common stock; and

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determinations with respect to our tax returns.

In addition, the concentration of Mr. Shi’s ownership could also discourage others from making tender offers, which could prevent holders from receiving a premium for their common stock. Because Mr. Shi’s interests may differ from ours or from those of our other stockholders, actions that he takes with respect to us, as our controlling stockholder, may not be favorable to us or to you or our other stockholders.
Mr. Shi, our Founder and Chairman, is a Chinese national. For so long as a Chinese individual continues to exercise majority voting control over us, changes in U.S. and Chinese laws in the future may make it more difficult for us to operate as a publicly traded company in the United States.
Future developments in U.S. and Chinese laws may restrict our ability or willingness to operate as a publicly traded company in the United States for so long as Mr. Shi, who is a Chinese national, or other Chinese investors, continue to beneficially own a significant percentage of our outstanding shares of common stock. The relations between the United States and China are constantly changing. During his administration, President Donald J. Trump issued a memorandum directing the President’s Working Group on Financial Markets to convene to discuss the risks faced by U.S. investors in Chinese companies and issued several executive orders restricting the operations of Chinese companies, such as the company that owns TikTok, in the United States. Additionally, the federal government has recently proposed legislation intended to protect American investments in Chinese companies. President Joseph R. Biden has not put forth specific policy proposals regarding China and it is unclear at this time which of President Trump’s policies, if any, President Biden will continue to implement. In addition, various equity-based research organizations have published reports on Chinese companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. While we are not a Chinese company, any similar scrutiny of us, regardless of its merit, could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. Additionally, should we be the subject of or indirectly covered by new legislation or executive orders addressed at protecting American investments in Chinese or Chinese-owned companies, our revenues and profitability would be materially reduced, and our business and results of operations would be seriously harmed.
The Committee on Foreign Investment in the United States may modify, delay or prevent our future acquisition or investment activities.
For so long as Mr. Shi retains a material ownership interest in us, we will be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS’). As such, acquisitions of or investments in U.S. businesses or foreign businesses with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-passive, non-controlling investments (including certain investments in entities that hold or process personal information about U.S. nationals), certain acquisitions of real estate even with no underlying U.S. business, transactions designed or intended to evade or circumvent CFIUS jurisdiction and any transaction resulting in a “change in the rights” of a foreign person in a U.S. business if that change could result in either control of the business or a covered non-controlling investment. FIRRMA also subjects certain categories of investments to mandatory filings. If a particular proposed acquisition or investment in a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay an acquisition or investment by us, impose conditions with respect to such acquisition or investment or order us to divest all or a portion of a U.S. business that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of or prevent us from pursuing certain acquisitions or investments that we believe would otherwise be beneficial to us and our stockholders. Our inability to complete acquisitions and integrate those businesses successfully could limit our growth or disrupt our plans and operations. In addition, among other things, FIRRMA authorizes CFIUS to prescribe regulations defining “foreign person” differently in different contexts, which could result in less favorable treatment for investments and acquisitions by companies from countries of “special concern.” If CFIUS were to promulgate regulations imposing additional burdens on acquisition and investment activities involving China or Chinese investor-controlled entities, our ability to consummate transactions falling within CFIUS’s jurisdiction that might otherwise be beneficial to us and our stockholders would be hindered.
Hua Yuan International Limited, a minority stockholder, is indirectly controlled by China-Singapore Suzhou Industrial Park Ventures Co., Ltd., a Chinese state-owned entity, which could subject us to risks involving U.S. -China relations and related risks.
Hua Yuan International Limited, which beneficially owns 9.1% of our common stock and controls 1.1% of our voting power immediately prior to the sale of Class A common stock in this offering (or 8.4% and 1.1%, respectively, following the sale of Class A common stock in this offering), is indirectly controlled by China-Singapore Suzhou Industrial Park Ventures Co., Ltd., a Chinese state-owned entity. Recent political and economic tensions between the United States and China have negatively impacted certain public companies with stockholders that are Chinese state-owned entities. For example, in May 2021, three telecommunications companies with controlling stockholders that are Chinese state-owned entities — China Mobile Limited, China Unicom and China Telecom Corp., Ltd. — announced they would be delisted by the New York Stock Exchange pursuant to U.S. investment restrictions enacted in 2020. In addition, the Holding Foreign Companies Accountable Act, enacted in December 2020, requires SEC registrants to disclose whether an issuer is owned or controlled by a governmental entity in a foreign jurisdiction that does not allow inspection by the Public Group Accounting Oversight Board, principally including issuers based in China.
Although Hua Yuan International Limited does not own a controlling interest in us, its investment may subject us to risks related to having an indirect principal stockholder that is a Chinese state-owned entity as well as risks arising from political and economic tensions between the United States and China generally.
General Risk Factors
We are subject to risks related to corporate and social responsibility and reputation.
Many factors influence our reputation including the perception held by our customers, business partners and other key stakeholders. Our business faces increasing scrutiny related to environmental, social and governance activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, supply chain management, climate change, workplace conduct, human rights and philanthropy. Any harm to our reputation could impact employee engagement and retention and the willingness of customers and our partners to do business with us, which could have a material adverse effect on our business, results of operations and cash flows.
Our common stock has never been publicly traded, and, as such, the price of our Class A common stock may fluctuate substantially.
Before this initial public offering, there was no public market for our common stock. The initial public offering price for our Class A common stock will be determined through negotiations between the underwriters and us and may vary substantially from the market price of our Class A common stock following this offering. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other products, technologies or businesses using our shares as consideration. Furthermore, there can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our Class A common stock and impair your ability to sell your shares.
Following this offering, the market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:
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changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;

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quarterly variations in our or our competitors’ results of operations;

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periodic fluctuations in our revenues, which could be due in part to the way in which we recognize revenues;

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the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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future sales of our Class A common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases or lock-up waivers;

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the trading volume of our Class A common stock;

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general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

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changes in operating performance and stock market valuations of other technology and entertainment companies generally, or those in the games industry in particular;

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actual or anticipated changes in regulatory oversight of our industry;

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the loss of key personnel, including changes in our board of directors and management;

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programming errors or other problems associated with our products;

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legislation or regulation of our market;

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lawsuits threatened or filed against us, including litigation by current or former employees alleging wrongful termination, sexual harassment, whistleblower or other claims;

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the announcement of new games, products or product enhancements by us or our competitors;

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announced or completed acquisitions of businesses or technologies by us or our competitors;

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announcements related to patents issued to us or our competitors and related litigation; and

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developments in our industry.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our Class A common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following this offering. If the market price of shares of our Class A common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.
In addition, in the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition and reputation. These factors may materially and adversely affect the market price of our Class A common stock.

Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of Snail have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our common stock.
In addition to the risks addressed above in “— Our common stock has never been publicly traded, and, as such, the price of our Class A common stock may fluctuate substantially,” our Class A common stock may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A common stock experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A common stock. In addition, investors of shares of our Class A common stock may experience losses, which may be material, if the price of our Class A common stock declines after this offering or if such investors purchase shares of our Class A common stock prior to any price decline.
We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under these policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices will not be investing in our stock. Because of our dual class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.
Our stock price and trading volume may be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, our Class A common stock price and trading volume could decline.
If a trading market for our Class A common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Even if our Class A common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may lead to forecasts that differ significantly from our own.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.
If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
Investors purchasing our Class A common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing our Class A common stock in this offering will incur immediate dilution of $4.69 per share, based on the initial public offering price of $5.00 per share, and our pro forma as adjusted net tangible book value per share as of June 30, 2022 (after giving effect to the Transactions). For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”
This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the future. This could cause the market price of our Class A common stock to decline, even if our business is doing well.
Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our Class A common stock. Immediately after this offering, we will have 38,000,000 shares of common stock outstanding based on the number of shares outstanding as of September 30, 2022. This includes the 3,000,000 shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. The remaining 35,000,000 shares are currently restricted as a result of securities laws or lock-up agreements, which may be waived, with or without notice, by US Tiger Securities, Inc. and EF Hutton, division of Benchmark Investments, LLC but will be able to be sold after this offering as described in the section of this prospectus entitled “Shares Eligible for Future Sale.” Furthermore, our lock-up agreements do not prohibit members of our board of directors, executive officers and certain stockholders from pledging their common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock during the 180-day period following the date of this prospectus. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section of this prospectus entitled “Underwriting.”
We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.
Provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.
Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by our credit facilities or any future debt or preferred securities or future debt agreements we may enter into. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future. See “Dividend Policy.”
If we default on our credit obligations, our operations may be interrupted, and our business could be seriously harmed.
We have a credit facility that we may draw on to finance our operations and other corporate purposes. If we default on these credit obligations, our lenders may accelerate the debt and/or foreclose on property securing the debt.
If any of these events occur, our operations may be interrupted and our ability to fund our operations or obligations, as well as our business, could be seriously harmed. In addition, our credit facility contains operating covenants, including maintenance of certain financial ratios. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants have in the past, and could in the future, result in a default under the credit facility and any future financial agreements into which we may enter. If not waived, defaults could cause our outstanding indebtedness under our credit facility and any future financing agreements that we may enter into to become immediately due and payable. For more information on our credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.
Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”), or the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.
If we fail to maintain effective internal control over financial reporting, as well as required disclosure controls and procedures, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to develop and refine our internal control over financial reporting. Some members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, and we have limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.
Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. For example, in 2020 and 2019, our auditors identified a material weakness involving lack of sufficient financial reporting close controls and review of account reconciliations and income tax accounts. Our auditors identified several audit adjustments during the course of our 2020 and 2019 audits, the aggregate value of which are considered material to the consolidated financial statements. We have subsequently remediated this material weakness. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures or internal control over financial reporting could also cause investors to lose confidence in the accuracy and completeness of our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq. As a private company, we are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 10-K.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of (1) our second Annual Report on Form 10-K or (2) the Annual Report on Form 10-K for the first year we no longer qualify as an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the trading price of our Class A common stock. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. These events could have a material and adverse effect on our business, results of operations, financial condition and prospects.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the U.S. District Court for the District of Delaware) will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation that will become effective upon the closing of this offering will specify that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act of 1933, as amended, or the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. We could continue to be considered an emerging growth company for up to five years, although we would lose that status sooner if our annual gross revenues exceed $1.235 billion, if we issue more than $1.0 billion in nonconvertible debt in a three-year period or if the fair value of our Class A common stock held by non-affiliates exceeds $700.0 million (and we have been a public company for at least 12 months and have filed at least one Annual Report on Form 10-K). For the fiscal year ended December 31, 2021, our total net revenue was $106.7 million.
For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. It is unclear whether investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the trading price of our Class A common stock may be more volatile.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may,” “predict,” “continue,” “estimate” and “potential,” or the negative of these terms or other similar expressions.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. The statements we make regarding the following matters are forward-looking by their nature:
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our growth prospects and strategies;

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launching new games and additional functionality to games that are commercially successful;

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our expectations regarding significant drivers of our future growth;

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our ability to retain and increase our player base and develop new video games and enhance our existing games;

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competition from companies in a number of industries, including other casual game developers and publishers and both large and small, public and private Internet companies;

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our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

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our relationships with third-party platforms such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, Google Stadia, the Apple App Store, the Google Play Store and the Amazon Appstore;

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the size of our addressable markets, market share and market trends;

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our ability to successfully enter new markets and manage our international expansion;

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protecting and developing our brand and intellectual property portfolio;

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costs associated with defending intellectual property infringement and other claims;

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our future business development, results of operations and financial condition;

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the effects of the COVID-19 pandemic and the ongoing conflict involving Russia and Ukraine on our business and the global economy generally;

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descriptions of tax laws;

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rulings by courts or other governmental authorities;

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our plans to pursue and successfully integrate strategic acquisitions;

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the use of proceeds from this offering;

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other risks and uncertainties described in this prospectus, including those described in “Risk Factors”; and

•
assumptions underlying any of the foregoing.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

OUR ORGANIZATIONAL STRUCTURE
Snail, a Delaware corporation, was formed on January 11, 2022 and is the issuer of the Class A common stock offered by this prospectus. In connection with this offering, the stockholders of Snail Games USA will contribute their interests to Snail in exchange for a proportional amount of, in the case of all stockholders other than Mr. Shi and Ying Zhou, Class A common stock of Snail and, in the case of Mr.  Shi and Ms. Zhou, Class B common stock of Snail. Thereafter, Snail will be the sole stockholder of Snail Games USA, and all of our business operations will continue to be conducted through Snail Games USA and its direct and indirect subsidiaries. We refer to the aforementioned transactions as the “Transactions.” The chart below depicts our organizational structure after the consummation of the Transactions and the sale of 3,000,000 shares of Class A common stock in this offering, assuming no exercise of the underwriters’ option to purchase 450,000 additional shares of Class A common stock from us.

USE OF PROCEEDS
We estimate that the net proceeds from our issuance and sale of 3,000,000 shares of Class A common stock in this offering will be approximately $11.0 million (or $13.1 million if the underwriters exercise in full their option to purchase 450,000 additional shares), based on the initial public offering price of $5.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering for general corporate purposes, which may include funding future products or technologies, maintaining liquidity and funding our working capital solutions. We may also use a portion of the net proceeds to acquire, in-license or make investments in businesses, products, offerings, and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time. We will have broad discretion in allocating the net proceeds from this offering.
Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Except for a one-time special dividend in connection with our distribution of the Shi Loan (as defined herein), we have not paid any cash dividends. See “Certain Relationships and Related Party Transactions.” Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently restricted by the terms of our credit facilities. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

CAPITALIZATION
The table below sets forth our total capitalization (defined as long-term debt and stockholders’ equity) as of June 30, 2022, as follows:
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on an actual basis; and

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as adjusted to give effect to (i) the Transactions and (ii) our sale of 3,000,000 shares of Class A common stock in the offering.

You should read this table together with the sections of this prospectus entitled “Summary Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus.
	As of June 30, 2022
	Actual	As Adjusted
	(in thousands except share data and per share data)
Cash and cash equivalents:	$14,697	$25,744
Total liabilities	74,898	74,898
Stockholders’ equity:
Preferred stock, $0.0001 par value per share; no shares authorized or issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock of Snail Games USA, $0.01 par value per share; 1,000,000 shares authorized, 500,000 shares issued and outstanding, actual; no shares authorized or issued and outstanding, as adjusted	5	—
Class A common stock, $0.0001 par value per share; no shares authorized or issued and outstanding, actual; 500,000,000 shares authorized, 9,251,420 shares issued and outstanding, as adjusted	—	1
Class B common stock, $0.0001 par value per share; no shares authorized or issued and outstanding, actual; 100,000,000 shares authorized, 28,748,580 shares issued and outstanding, as adjusted	—	3
Additional paid-in capital	12,881	23,927
Accumulated other comprehensive loss	(349)	(349)
Retained earnings (accumulated deficit)	(1,054)	(1,054)
Total Snail Games USA Inc. equity	11,483	22,528
Noncontrolling interest	(5,474)	(5,474)
Total equity	6,009	17,054
Total capitalization	$80,907	$91,952

DILUTION
As of June 30, 2022, Snail Games USA had a net tangible book value of $0.6 million, corresponding to a net tangible book value of $1.29 per share. After giving effect to the Transactions, our net tangible book value at June 30, 2022 would have been $0.6 million, corresponding to a net tangible book value of $0.02 per share. Net tangible book value represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by 35,000,000, the total number of our shares outstanding as of June 30, 2022 (after giving effect to the Transactions).
After giving effect to the sale by us of the 3,000,000 shares of Class A common stock offered by us in the offering at the initial public offering price of $5.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated at June 30, 2022 would have been approximately $11.7 million, representing $0.31 per share. This represents an immediate increase in net tangible book value of $0.29 per share to existing stockholders and an immediate dilution in net tangible book value of $4.69 per share to new investors purchasing Class A common stock in this offering. Dilution for this purpose represents the difference between the price per share of Class A common stock paid by these purchasers and net tangible book value per share of Class A common stock immediately after the completion of the offering.
If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after accounting for the issuance and sale of new Class A common stock in this offering.
The following table illustrates this dilution to new investors purchasing Class A common stock in the offering.
Initial public offering price per share		$5.00
Net tangible book value per share as of June 30, 2022 (after giving effect to the Transactions)	$0.02
Increase in net tangible book value per share attributable to new investors in this offering	$0.29
Pro forma net tangible book value per share after this offering		0.31
Dilution per share to new investors in this offering		$4.69
The following table summarizes, on the same pro forma as adjusted basis at June 30, 2022, the number of common stock acquired from us, the total cash consideration paid and the average price per common stock paid to us by our existing stockholders and by new investors purchasing Class A common stock in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. This information is based on the initial public offering price of $5.00 per share of Class A common stock, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.
			Total Consideration
	Shares Purchased		Amount	Percent	Weighted Average Price per Share
	Number	Percent
Existing stockholders	35,000,000	92%	$12,881,000	46%	$0.37
New investors	3,000,000	8%	15,000,000	54%	$5.00
Total	38,000,000	100%	$27,881,000	100%
If the underwriters fully exercise their option to purchase 450,000 additional shares of Class A common stock, the percentage of our common stock held by existing stockholders who are directors, officers or affiliated persons would be 74.8% and the percentage of our common stock held by new investors would be 9.0%.
To the extent that (i) we grant options or restricted stock units to our employees in the future and those options are exercised or other issuances of Class A common stock are made, and (ii) we issue shares of Class A common stock upon the exercise of the Underwriters’ Warrants, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with “Summary Consolidated Financial and Other Data,” the consolidated financial statements and the related notes and the unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve certain risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections.
Overview
Our mission is to provide high-quality entertainment experiences to audiences around the world. We are a leading, global independent developer and publisher of interactive digital entertainment for consumers around the world. We have built a premier portfolio of premium games designed for use on a variety of platforms, including consoles, PCs, and mobile devices. For four of the last six years ended December 2021, most recently in 2020, ARK: Survival Evolved was a top-25 seller on the Steam platform across all game genres. Our expertise in technology, in-game ecosystems and monetization of online multiplayer games has enabled us to assemble a broad portfolio of intellectual property across multiple media formats and technology platforms. Our flagship franchise from which we generate the substantial majority of our revenues, ARK: Survival Evolved, is a leader within the sandbox survival genre with over 76.9 million console and PC installs through June 30, 2022. See “— Key Performance Metrics and Non-GAAP Measures.” In the six month period ended June 30, 2022, ARK: Survival Evolved averaged a total of 395,150 daily active users (“DAUs”) on the Steam and Epic platforms, and we experienced a peak of approximately 755,000 DAUs in June 2020. We define “daily active users” as the number of unique users who play any given game on any given day. For the years ended December 31, 2021, 2020 and 2019, we generated 90.7%, 89.5% and 80.5%, and for the six months ended June 30, 2022 and 2021, we generated 92.4% and 91.0%, respectively, of our revenues from ARK: Survival Evolved.
According to Newzoo, from 2021 to 2025, the global gaming industry is expected to grow approximately 17% from $192.7 billion in 2021 to $225.7 billion in 2025. In 2021, the global gaming market sales represented approximately 27% larger than the combined revenue generated by the global music, cinema, and OTT markets, according to Newzoo and PwC. The shift towards online game play along with in-game monetization and new platforms have fundamentally transformed the way consumers interact with video games. Moreover, digital distribution has democratized developer access, leading to an expansion of new titles to address consumer preferences. At Snail, we focus on building compelling interactive entertainment franchises, with an aim of ultimately creating a world-class metaverse driven by player-created content. We believe success in delivering a highly engaging consumer experience results from a combination of best-in-class creativity and innovative use of leading, cutting-edge technology and platforms.
Our dedication to provide audiences with high-quality entertainment experiences utilizing the latest gaming technology has produced strong user engagement, continued revenue growth, and increased cash flows. Through June 30, 2022, our ARK franchise game has been played for more than 2.8 billion hours with an average playing time per user of more than 158 hours and with the top 20% of all players spending over 100 hours in the game, according to data related to the Steam platform. For the years ended December 31, 2021, 2020 and 2019, our net revenue was $106.7 million, $124.9 million and $86.3 million, respectively, representing a compound annual growth rate of 11.2%. For the six months ended June 30, 2022 and 2021, our net revenue was $43.5 million and $58.8 million. We have maintained a diversified revenue base across platforms. During fiscal year 2021, approximately 44% of our revenue came from consoles, 40% from PC and 12% from mobile platforms. During the six months ended June 30, 2022, approximately 54% of our revenue came from consoles, 31% from PC and 12% from mobile platforms. We had net income of $7.9 million for the year ended December 31, 2021 as compared to net income of $29.8 million for the year ended December 31, 2020 and net loss of $(15.2) million for the year ended December 31, 2019. We had net income of $4.8 million for the six months ended June 30, 2022 as compared to net income of $13.3 million for the six months ended June 30, 2021.

Our Business Model
We operate under a unique business model that allows us to benefit from diversified revenue streams.
Our console, PC and mobile games are available for sale or download via various digital distribution platforms and in retail stores. Digital and mobile distribution accounts for approximately 97% of our distribution channel. We sell premium games that typically have a retail price of around $30.00 to $60.00, as well as DLCs that complement our master games and serve to expand gameplay content. Our DLCs typically have a retail price of $20.00 and promote the sale of our master games because they cannot be used standalone.
Our console and PC customers include Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store and Google Stadia, who we consider to be our platform partners. For our console and PC games, gamers pay and download the game from our platform partners; our platform partners retain between 12-30% of the gross revenue and subsequently pay us the remainder. We pay a royalty to our developers thereafter. From time to time, we also enter into agreements with our platform partners such as Microsoft to offer our games through their subscription services such as Xbox Game Pass.
We offer additional games through our independent development label, Wandering Wizard, which receives royalty payments, net of operating costs, from our licensers. We also partner with global distributors to offer our games through traditional retail channels. All of our mobile games are free-to-play, and we earn revenue from optional in-app purchases by users and from in-game advertisements. Mobile players increase the exposure of our brand and games, which directly helps us with marketing. Our mobile platform partners are the Apple App Store, the Google Play Store and the Amazon Appstore.
Key Factors Affecting Our Business
There are a number of factors that affect the performance of our business, and the comparability of our results from period to period, including:
Investments in our content strategy
We continuously evaluate and invest in content strategy to improve and innovate our games and features and to develop current technological platforms. We are currently actively investing in expanding our gaming pipeline as well as developing media and eSports content related to our gaming intellectual property. We also continue to invest to grow our micro-influencer platform, NOIZ, by attracting new influencers and brand customers.
Growth of user base
We have experienced significant growth in our number of downloads over the last several years. We have sold 33.7 million units between January 1, 2016 and June 30, 2022. During the year ended December 31,

2021, we sold 7.0 million units compared to 8.3 million and 4.1 million in the years ended December 31, 2020 and 2019, respectively. During the six months ended June 30, 2022, we sold 3.1 million units compared to 4.1 million during the six months ended June 30, 2021. Our video games provide highly engaging, differentiated entertainment experiences where the combination of challenge and progress drives player engagement, high average player times, and long-term franchise value. The success of our franchise hinges on our ability to keep our current players engaged while also growing our user base by innovating our platform and monetizing on new offerings. The degree to which gamers are willing to engage with our platform is driven by our ability to create interactive and unique content that will enhance the game-play experience. We sell DLCs which are supplementary to our master games and expand the gaming universe to continuously evolve the game and retain players.
While we believe we have a significant opportunity to grow our install base, we anticipate that our overall install growth rate will fluctuate over time as we continue to release new master games and companion DLCs. Download rates and user engagement may increase or decrease based on other factors such as growth in console, PC and mobile games, ability to release content, and market effectively and distribute to users.
Investments in our technology platform
We are focused on innovation and technology leadership in order to maintain our competitive advantage. We spend a portion of our capital on our research and development platform to continuously improve our technological offerings and gaming platform. Our proprietary video game technology includes a versatile game engine, development pipeline tools, advanced rendering technology and advanced server and network operations. Continued investment in improving the technology behind our existing gaming platforms as well as developing new software tools for new product offerings is important to maintaining our strategic goals, developer and creator talent, and financial objectives. For us to continue providing cutting-edge technology to our users to bring digital interactive entertainment to market, we must also continue to invest in developmental and creative resources. For our users, we regularly invest in user-friendly features and enhance user experience in our games and platforms. As our industry moves towards increased use of cloud gaming and gaming as a service technology, our ability to bring interactive technologies to market will be an increasingly important part of our business.
Ability to release content, market effectively through cross media and expand the gaming group
Establishing and maintaining a loyal network of players for our premium games is vital for our business and drives revenue growth. To grow and maintain our player base, we invest in developing new games to attract and engage players, and in providing existing audiences with proven content in the form of new DLCs. In the near-term, we may increase spending on original content creation with new studios, and on sales and marketing as a percentage of revenue to grow our player network. The scale of our player base is determined by a number of factors, including our ability to strengthen player engagement by producing content that players play regularly and our effectiveness in attracting new players, both of which may in turn affect our financial performance.
Strategic relationship with developers, Studio Wildcard & Suzhou Snail
We have grown and expect to continue to grow our business by collaborating with game studios that we believe can benefit from our team’s decades of experience developing successful games. We have strategic relationships with many developer studios that create original content for us. The relationships allow for valuable knowledge sharing between Suzhou Snail, a related party, and the developer studios. We enjoy a long-term relationship with Studio Wildcard, which develops our ARK franchise. We have an exclusive license with Studio Wildcard for rights to ARK, and we work with them and our other studio developer partners to provide ongoing support across numerous aspects of game development. Our financial results may be affected by our relationship with game studios, including Studio Wildcard, and our ability to create self-developed titles.
Relationship with third party distribution platforms
We derive nearly all of our revenue from third-party distribution platforms, such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, Google Stadia, the Apple App Store, the

Google Play Store and the Amazon Appstore. These digital distribution platforms have policies that may impact our reachability to our potential audience, including the discretion to amend their terms of service, which could affect our current operations and our financial performance. As we expand to new markets, we anticipate similar relationships with additional distribution partners that could similarly impact our performance.
Seasonality
We experience fluctuations in quarterly and annual operating results as a result of the timing of the introduction of new titles, variations in sales of titles developed for particular platforms, market acceptance of our titles, development and promotional activities relating to the introduction of new titles, releases of expansion packs and DLCs, and to coincide with the global holiday season in the fourth and first quarters of each year. Seasonality in our revenue also tends to coincide with promotional cycles on platforms, typically on a quarterly basis.
COVID-19
Since March 2020, the COVID-19 pandemic has caused major disruption to all aspects of the global economy and daily life, particularly as quarantine and stay-at-home orders have been imposed by all levels of government. We have followed guidance by U.S. and other applicable foreign and local governments to protect our employees and operations during the pandemic and have implemented a remote environment for our business.
Despite the challenges we have faced in light of the COVID-19 pandemic, our revenues and number of installs have increased while the stay-at-home orders were at their peak across the United States. As individuals spent more time at home, we observed an increase in time spent with digital entertainment, including casual gaming and games involving socially interactive experiences. For example, primarily during the second quarter of 2020, we saw increased sales and revenues relative to our quarterly forecasts and historic trends. However, during the third quarter of 2020, sales and revenues returned to levels more consistent with historical periods, a pattern which continued for the remainder of 2020, 2021 and in the first half of 2022.
We cannot predict the potential future impact the COVID-19 pandemic may have on our business or operations. See “Risk Factors — Risks Related to Our Business — The COVID-19 pandemic and containment efforts across the globe have materially altered how individuals interact with each other and have materially affected how we and our business partners are operating, and the extent to which this situation will impact our future results of operations and overall financial performance remains uncertain” for more information.
In 2020, we applied for, and received, funds under the Paycheck Protection Program (“PPP”) in the amount of $0.8 million. In December 2020, $0.1 million of the PPP loan was forgiven by the U.S. Small Business Administration (the “SBA”). In March 2021, an additional $0.4 million principal amount of the PPP loan balance was forgiven by the SBA and, as of April 2022, all outstanding amounts under the PPP loan had been repaid or forgiven.
We will continue to evaluate the nature and extent of the potential impact of the COVID-19 pandemic on our business, results of operations and liquidity.
Key Performance Metrics and Non-GAAP Measures
Units Sold
We monitor Units Sold as a key performance metric in evaluating the performance of our console and PC game business. We define Units Sold as the number of game titles purchased through digital channels by an individual end user. Under this metric, the purchase of a standalone game, DLC, Season Pass or bundle on a specific platform are individually counted as a unit. For example, an individual who purchases a standalone game and DLC on one platform, a Season Pass on another platform, and a bundle on a third platform would count as four Units Sold. Similarly, an individual who purchases three standalone game titles on the same platform would count as three Units Sold.

Units Sold may be impacted by several factors that could cause fluctuations on a quarterly basis, such as game releases, our promotional activities, which most often coincide with the global holiday season in the fourth and first quarters of each year, promotional sales on digital platforms, console release cycles and new digital platforms. Future growth in Units Sold will depend on our ability to launch new games and features and the effectiveness of marketing strategies.

(1)
Units include master games, DLCs, season pass and bundles and excludes skins, soundtracks and other items.

Quarterly Units Sold (000s)[1]

Excludes 17.7mm installs during Epic's "Free Week" in June 2020
Excludes 25.5mm installs during Steam's "Free Week" and PlayStation's subscription downloads during 1st and 2nd Quarter of 2022
3,000
2,500
2,000
1,500
1,000
500
0
DLC Release
Game Release
Platform Release
ARK Scorched Earth September 2016
PlayStation December 2016
Dark and Light July 2017
ARK Aberration December 2017
PixARK & ARK Park March 2018
ARK Extinction November 2018
Atlas December 2018
Nintendo Switch December 2018
Outlaws of the Old West March 2019
Last Oasis March 2020
ARK Genesis March 2020
EPIC Games June 2020
ARK Genesis 2 June 2021
Google Stadia September 2021
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

(1)
Units include master games, DLCs, season pass and bundles and excludes skins, soundtracks and other items.

Bookings & Adjusted EBITDA
In addition to our financial results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe Bookings and Adjusted EBITDA, as non-GAAP measures, are useful in evaluating our operating performance. Bookings and Adjusted EBITDA, as used in this prospectus, are non-GAAP financial measures that are presented as supplemental disclosures and should not be construed as alternatives to net income (loss) or revenue as indicators of operating performance, nor as alternatives to cash flow provided by operating activities as measures of liquidity, both as determined in accordance with GAAP.
We supplementally present Bookings and Adjusted EBITDA because they are key operating measures used by our management to assess our financial performance. Bookings adjusts for the impact of deferrals and, we believe, provides a useful indicator of sales in a given period. Adjusted EBITDA adjusts for items that we believe do not reflect the ongoing operating performance of our business, such as certain non-cash items, unusual or infrequent items or items that change from period to period without any material relevance to our operating performance. Management believes Bookings and Adjusted EBITDA are useful to investors and analysts in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management uses Bookings and Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against other peer companies using similar measures. We evaluate Bookings and Adjusted EBITDA in conjunction with our results according to GAAP because we believe it provides investors and analysts a more complete understanding of factors and trends affecting our business than GAAP measures alone. Bookings and Adjusted EBITDA should not be considered as alternatives to net income (loss), as measures of financial performance or any other performance measure derived in accordance with GAAP.
Bookings
Below is a reconciliation of total net revenue to Bookings, the closest GAAP financial measure.

Bookings is defined as the net amount of products and services sold digitally or physically in the period. Bookings is equal to revenues excluding the impact from deferrals.
	Years ended December 31,			Six months ended June 30,
	2021	2020	2019	2022	2021
	(in millions)
Total net revenue	$106.7	$124.9	$86.3	$43.5	$58.8
Change in deferred net revenue	(14.2)	7.2	19.5	(3.0)	(5.2)
Bookings	$92.5	$132.1	$105.8	$40.5	$53.6
For the year ended December 31, 2021, bookings decreased by $39.6 million, or 30.0%, compared to the year ended December 31, 2020, primarily as a result of a decline in total net revenue due to a decline in Units Sold as sales levels returned to historical levels, and a decrease in deferred net revenue due to meeting performance obligations in 2021 for which we received prepayments from platform providers in prior years. For the year ended December 31, 2020, bookings increased by $26.3 million, or 24.8%, compared to the year ended December 31, 2019, primarily as a result of an increase in net revenue in 2020 that was driven by ARK: Genesis Part 1, which we released in August 2019 and which increased our net revenue by $38.6 million in 2020 compared to 2019, and a decrease in deferred net revenue in 2020 as a result of a greater amount of prepayments from our platform partners in 2019 compared to the 2020 period.
For the six months ended June 30, 2022, bookings decreased by $13.1 million, or 24.4%, compared to the six months ended June 30, 2021, primarily as a result of a decline in ARK-related revenues. During the six month period ended June 30, 2021, we also launched our Genesis II DLC.
Our bookings for the years ended December 31, 2019, 2020 and 2021 and for each completed quarter beginning with the quarter ended March 31, 2019, were as follows:
Adjusted EBITDA
Below is a reconciliation of net income (loss) to Adjusted EBITDA, the closest GAAP financial measure. We define Adjusted EBITDA as net income (loss) before (i) interest expense, (ii) interest income, (iii) income tax provision (benefit), (iv) depreciation and amortization expense, (v) amortization — intangible assets (other), (vi) impairment of intangible assets, (vii) litigation settlement expense and (viii) gain on the sale of membership interest of equity investment.
Adjusted EBITDA as calculated herein may not be comparable to similarly titled measures reported by other companies within the industry and is not determined in accordance with GAAP. Our presentation of
Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or unexpected items. We may also incur expenses that are the same, or similar to, some of the adjustments in this presentation.

	Years ended December 31,			Six months ended June 30,
	2021	2020	2019	2022	2021
	(in millions)
Net income (loss)	$7.9	$29.8	$(15.2)	$4.8	$13.3
Interest income and interest income – related parties	(1.7)	(1.0)	(0.5)	(0.6)	(0.8)
Interest expense and interest expense – related parties	0.4	0.6	1.5	0.3	0.2
Income tax provision (benefit)	1.8	6.8	(2.5)	1.2	3.3
Depreciation and amortization expense	0.8	0.9	1.0	0.3	0.4
Amortization – intangible assets (other)	—	0.2	0.6	0.1	—
EBITDA	9.2	37.3	(15.1)	6.1	16.4
Impairment of intangible assets(1)	16.3	1.3	—	—	—
Litigation settlement expense(2)	—	5.5	—	—	—
Gain on the sale of membership interest of equity investment(3)	—	(4.9)	—	—	—
Adjusted EBITDA	$25.5	$39.2	$(15.1)	$6.1	$16.4

(1)
During 2021, we impaired the game license related to Atlas, a game licensed from our related party, SDE, Inc. Although we continue to work on the development of the game, we believe that the future economic benefits will not sustain the recovery of the net book value of the game license right capitalized. Therefore, we recognized $16.3 million as impairment loss for the year ended December 31, 2021. During 2020, we impaired the analytics technology related to a game developed by one of our subsidiaries, Frostkeep Studios, Inc. We believe that the analytics technology will no longer provide future value, and we do not intend to make future investment into developing the game. Therefore, we recognized $1.3 million as impairment loss for the year ended December 31, 2020.

(2)
During 2020, we were subject to litigation and entered into a settlement agreement, payments for which began in 2021. Because of the non-recurring nature of the litigation, we have an accrual cost of $5.5 million for the year ended December 31, 2020.

(3)
Reflects the gain recognized in connection with the sale of Pound Sound, LLC. See “— Liquidity and Capital Resources — Investing activities.”

Components of our Results of Operations
Revenues
We primarily derive revenue from the sale of our games through various gaming platforms. Through these platforms, users can download our games and, for certain games, purchase virtual items to enhance their game-playing experience. We offer certain software products through third-party digital storefronts, such as Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, Google Stadia, the Apple App Store, the Google Play Store and the Amazon Appstore, and certain retail distributors. For sales arrangements through Xbox Live and Game Pass, PlayStation Network, Steam, Epic Game Stores, Google Stadia and retail distributors, the digital platforms and distributors have discretion in establishing the price for the specified good or service, and we have determined we are the agent in the sales transaction to the end user and therefore report revenue on a net basis based on the consideration received from the digital storefront. For sales arrangements through the Apple App Store and the Google Play Store, we have discretion in establishing the price for the specified good or service and have determined that we are the principal to the end user and therefore report revenue on a gross basis. Mobile platform fees charged by these digital storefronts are expensed as incurred and reported within cost of revenue as merchant fees.
We record deferred revenue when payments are due or received in advance of the fulfillment of our associated performance obligations. Deferred revenue is comprised of the transaction price allocable to our performance obligation on technical support and the sale of virtual goods available for in-app purchases, and payments received from customers prior to launching the games on the platforms. We record deferred revenue when payments are due or received in advance of the fulfillment of our associated performance obligations.
Our net revenues through our top platform providers as a proportion of our total net revenue for the years ended December 31, 2021, 2020 and 2019 and the six months ended June 30, 2022 were as follows:
	Years ended December 31,			Six months ended June 30,
	2021	2020	2019	2022	2021
	(in millions)
Valve Corporation (Steam)	$35.3	$40.5	$22.4	$12.7	$21.0
Microsoft Corporation	22.7	31.6	27.3	13.6	12.6
Sony Interactive Entertainment LLC	11.5	15.3	9.7	6.6	7.5
Sony Interactive Entertainment Europe	9.6	12.3	8.0	2.4	6.3
All Other Revenue	27.6	25.2	18.9	8.2	11.4
Total	$106.7	$124.9	$86.3	$43.5	$58.8
We expect changes in revenue to correlate with trends in the use and purchase of our games.
Our net revenues for the years ended December 31, 2019, 2020 and 2021 and for each completed quarter beginning with the quarter ended March 31, 2019, were as follows:
Cost of revenue
Cost of revenue includes license royalty fees, merchant fees, engine fees, server and database cost centers, game licenses and license right amortization. For a description of our licensing arrangements, please see “Business — Intellectual Property.” We generally expect cost of revenue to fluctuate proportionately with revenues.
General and administrative
General and administrative expenses include rent expense, outsourced professional services such as consulting, legal and accounting services, taxes and dues, insurance premiums, and costs associated with maintaining our property and infrastructure. General and administrative expenses also include salaries and wages, which consist of compensation we pay to our employees. We expect salaries and wages to increase in a manner that is proportional with the added expenses and expertise of operating as a public company. We also expect salaries and wages to increase as we increase headcount as we expand our product offerings.

Future stock-based compensation will be recorded within general and administrative expense. We also record legal settlement expenses as components of general and administrative expenses. We expect general and administrative expenses will increase in absolute dollars due to the additional administrative and regulatory burden of becoming and operating as a public company.
Research and development
Research and development consists primarily of consulting expenses and salaries and wages devoted towards the development of new games and related technologies. We do not fund or enter into arrangements relating to the research and development activities from third-party developers from whom we license games. We expect our research and development to increase as we develop new content, games or technologies.
Advertising and marketing
Advertising and marketing consists of costs related to advertising and user acquisition efforts, including payments to third-party marketing agencies. We occasionally offer our early access trial, through which we sell our games that are in development and testing. The early access trial allows us to both monetize and receive feedback on how to improve our games over time. We plan to continue to invest in advertising and marketing to retain and acquire players. However, sales and marketing expenses may fluctuate as a percentage of revenues depending on the timing and efficiency of our marketing efforts.
Interest expense and other, net
Interest expense consists of interest incurred under our Term Loans, Revolver and Promissory Notes (each as defined herein). We expect to continue to incur interest expense under our debt instruments, although with respect to certain instruments, our interest expense will fluctuate based upon the underlying variable interest rates.
Provision for income taxes
The provision for income taxes consists of current income taxes in the various jurisdictions where we are subject to taxation, primarily the United States, as well as deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. Under current U.S. tax law, the federal statutory tax rate applicable to corporations is 21%. Our effective tax rate differed from the federal statutory rate of 21% primarily as a result of changes in the valuation allowance on our deferred tax assets and the expected incremental benefit from the five-year net operating loss carryback provision permitted by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and special deductions related to fiscal year 2022 estimated foreign derived intangible income deduction.
Results of Operations
Comparison of the fiscal year ended December 31, 2021 versus the fiscal year ended December 31, 2020, and comparison of the fiscal year ended December 31, 2020 versus the fiscal year ended December 31, 2019.
	Years Ended December 31,			% of Changes
	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
	($ in millions)			(in %)
Revenues, net	$106.7	$124.9	$86.3	(14.6)	44.7
Cost of revenues	63.7	67.3	78.1	(5.3)	(13.8)
Gross profit	43.0	57.6	8.2	(25.3)	602.4
Operating expenses:
General and administrative	16.4	22.9	20.3	(28.4)	12.8
Research and development	0.8	1.4	2.0	(42.9)	(30.0)
Advertising and marketing	0.3	1.1	0.7	(72.7)	57.1

	Years Ended December 31,			% of Changes
	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
	($ in millions)			(in %)
Depreciation and amortization	0.8	0.9	1.0	(11.1)	(10.0)
Loss on disposal of fixed assets	0.1	0.1	—	—	—
Impairment of intangible assets	16.3	1.3	—	1,153.8	—
Total operating expenses	34.7	27.7	23.9	25.3	15.9
Income (loss) from operations	$8.3	$30.0	$(15.7)	(72.3)	291.1

Revenues
Net revenues for the year ended December 31, 2021 decreased by $18.2 million, or 14.6%, compared to the year ended December 31, 2020. The decrease in net revenue was due to decrease in Units Sold as sales returned to more historical levels and due to platform provider promotional activities that did not reoccur in 2021 versus 2020. Of the decrease in net revenues, $15.0 million was attributable to ARK (approximately $4.0 million of which is due to 2020 promotional activities that did not reoccur in 2021), $2.5 million was attributable to Last Oasis, and $1.3 million was attributable to Atlas, as each of these games experienced a decrease in Units Sold.
Net revenues for the year ended December 31, 2020 increased by $38.6 million, or 44.7%, compared to the year ended December 31, 2019. The increase in revenue was due to (i) sales of ARK: Genesis Part 1, which we released in August 2019 and which increased our revenue by $34.6 million in 2020 compared to 2019, (ii) $4.0 million generated from platform provider driven promotional activities whereby certain of our games were available for a limited time for download by the platform providers’ customers for free, and (iii) sales of Last Oasis, which we released in March 2020 and which contributed $3.4 million in 2020, all partially offset by declines in sales of Atlas, which decreased $2.4 million in 2020.
Cost of revenues
Cost of revenues for the year ended December 31, 2021 decreased by $3.6 million, or 5.3%, compared to the year ended December 31, 2020.
Cost of revenues for the year ended December 31, 2020 decreased by $10.8 million, or 13.8%, compared to the year ended December 31, 2019.
Cost of revenues for the years ended December 31, 2021, 2020 and 2019 comprised the following:
	Year ended December 31,
	2021	2020	2019
	(in millions)
Software license royalties	$21.4	$25.5	$24.2
License cost and license right amortization	33.3	31.7	44.2
Merchant fee	3.8	4.2	4.7
Engine fee	3.1	3.9	2.4
Internet, server, and data center	2.1	2.0	2.5
Total	$63.7	$67.3	$78.0
The decrease in cost of revenue during the year ended December 31, 2021 was due to a decline in Units Sold versus 2020 and the resultant decline in software license royalties (ARK-related software license royalty expense decreased $3.8 million) and merchant fees and engine fees of $1.2 million. This decrease was, partially offset by an increase in license cost and license right amortization of $1.6 million as a result of the 2021 release of ARK: Genesis Part II.
The decrease in cost of revenue during the year ended December 31, 2020 was primarily due to a decline in license and license right amortization expense as a result of renegotiating certain license agreements in 2020, which decreased license cost and license right amortization by approximately $12.5 million, and additional expense in 2019 associated with the release of ARK: Genesis Part 1. This decrease was offset by an increase in the engine fee and merchant fee for the period of approximately $1.0 million, which change is correlated generally with changes in revenue.
General and administrative expenses
General and administrative expenses for the year ended December 31, 2021 decreased by $6.5 million, or 28.4%, compared to the year ended December 31, 2020. The decrease in general and administrative expenses was primarily due to a decline in litigation accrual following a $4.1 million litigation settlement payment in 2021.
General and administrative expenses for the year ended December 31, 2020 increased by $2.6 million, or 12.8% compared to the year ended December 31, 2019. The increase in general and administrative expenses was driven by a $5.6 million increase in litigation accrual following a litigation settlement we entered into during 2020 offset by a $2.3 million decrease in payroll expenses and a $0.4 million decrease in rent expense.
Research and development expenses
Research and development expenses for the year ended December 31, 2021 decreased by $0.6 million, or 42.9%, compared to the year ended December 31, 2020. The decrease in research and development expenses was driven by a $0.4 million reduction in expenditures among Snail Innovation Institute, one of our research and development centers.
Research and development expenses for the year ended December 31, 2020 decreased by $0.6 million, or 30%, compared to the year ended December 31, 2019. The decrease in research and development expenses was driven by a $0.7 million reduction in research and development activities surrounding artificial reality technology.
Advertising and marketing expenses
Advertising and marketing expenses for the year ended December 31, 2021 decreased by $0.8 million, or 72.7%, compared to the year ended December 31, 2020, due to our sponsorship of a game awards event in 2020 that we did not sponsor in 2021.
Advertising and marketing expenses for the year ended December 31, 2020 increased by $0.4 million, or 57.1%, compared to the year ended December 31, 2019. The increase in advertising and marketing expenses was due to our sponsorship of a game awards event in 2020 that we did not sponsor in 2019.
Depreciation and amortization expenses
Depreciation and amortization expenses for the year ended December 31, 2021 decreased by $0.1 million, or 11.1%, compared to the year ended December 31, 2020. The decrease in depreciation and amortization expenses was due to the disposal of certain fixed, depreciable assets in 2021 relating to an office relocation.
Depreciation and amortization expenses for the year ended December 31, 2020 decreased by $0.1 million, or 10%, compared to the year ended December 31, 2019. The decrease in depreciation and amortization expenses was due to the write off of depreciable assets relating to the office of the in-house studio that we winded down in the first half of 2020.
Other Factors Affecting Net Income (Loss)
	Year ended December 31,
	2021	2020	2019
	(in millions)
Interest income	$0.1	$0.1	$0.1
Interest income – related parties	1.6	1.0	0.5

	Year ended December 31,
	2021	2020	2019
	(in millions)
Interest expense	(0.4)	(0.6)	(1.5)
Interest expense – related parties	—	—	(0.1)
Other income	0.5	0.5	—
Gain on the sale of membership interest of equity investment	—	4.9	—
Equity in earnings (loss) of unconsolidated entity	(0.3)	0.7	(1.1)
Income tax provision (benefit)	1.8	6.8	(2.5)
Interest income
Interest income in the years ended December 31, 2021, 2020 and 2019 related to deposits with third-party financial institutions, while interest income — related parties stemmed from the interest charged on the shareholder loan.
Interest income — related parties were $1.6 million, $1.0 million and $0.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. The increase was due to a year-over-year increase in the principal amount outstanding under the shareholder loan.
Interest expense
Interest expense primarily related to our outstanding indebtedness with our third-party lenders. Interest expense decreased by $0.1 million for the year ended December 31, 2021 as a result of a lower interest rate on outstanding borrowings, which we negotiated in 2021.
Interest expense decreased by $0.9 million for the year ended December 31, 2020 as a result of the repayment of a portion of the outstanding principal.
Gain on sale of membership interest of equity investment
Gain on sale of membership interest of equity investment in 2020 related to the gain on our sale of membership interests in Pound Sand, LLC, an equity method investment. See Note 10, “Equity Investments” to our consolidated financial statements included in this prospectus.
Taxes on income (loss)
The provision for income tax (benefit from) was $1.8 million, $6.8 million and ($2.5 million) for the years ended December 31, 2021, 2020 and 2019, respectively, representing a decrease of $5.0 million from 2020 to 2021 and an increase of $9.3 million from 2019 to 2020. Our effective income tax rate was 18.4%, 18.6% and 14.1% for the years ended December 31, 2021, 2020 and 2019, respectively. The year-over-year fluctuations in our effective tax rate was primarily due to changes in the valuation allowance against deferred tax assets and one-time benefit of the net operating loss carryback for the 2020 tax year.
Comparison for the six months ended June 30, 2022 versus the six months ended June 30, 2021.
	Six months ended June 30,		% of Changes
	2022	2021	2022 vs. 2021
	(in millions)
Revenues, net	$43.5	$58.8	(26.0)%
Cost of revenues	26.3	32.9	(20.1)
Gross profit	17.2	25.9	(33.6)
Operating expenses:
General and administrative	10.7	9.1	17.6

	Six months ended June 30,		% of Changes
	2022	2021	2022 vs. 2021
	(in millions)
Research and development	0.4	0.4	—
Advertising and marketing	0.4	0.1	300.0
Depreciation and amortization	0.3	0.4	(25.0)
Total operating expenses	11.8	10.0	18.0
Income from operations	$5.4	$15.9	(66.0)%

Revenues
Net revenues for the six months ended June 30, 2022 decreased by $15.3 million, or 26%, compared to the six month period ended June 30, 2021 as a result of a decrease in Units Sold as compared to the prior-year period. Of the decrease in net revenues, $13.7 million was attributable to ARK, $0.4 million was attributable to Last Oasis, and $0.2 million was attributable to Atlas. In June 2021, the Company launched ARK: Genesis II, but no such event occurred during the six months ended June 30, 2022. For the six months ended June 30, 2022, PC and console revenues decreased by $13.2 million, and mobile revenue decreased by $1.7 million compared to the six month period ended June 30, 2021. Despite the decrease in Units Sold, the Company recorded a significant increase in its game installs during the six months ended June 30, 2022, mainly caused by the free week promotion on the Steam platform and the subscription program on PlayStation, as a result of which the Company recorded 28.6 million installs, compared to 4.1 million installs for the period ended June 30, 2021.
Cost of revenues
Cost of revenues for the six months ended June 30, 2022 decreased by $6.6 million, or 20.1%, compared to the six month period ended June 30, 2021.
Cost of revenues for the six months ended June 30, 2022 and 2021, respectively, comprised the following:
	Six months ended June 30,
	2022	2021
	(in millions)
Software license royalties – related parties	$9.9	$12.1
License and amortization – related parties	12.7	15.8
License and amortization	0.2	0.2
Game localization	—	—
Merchant fees	1.3	2.0
Engine fees	1.2	1.9
Internet, server and data center	1.0	0.9
Total	$26.3	$32.9
The decrease in cost of revenue during the six months ended June 30, 2022 was primarily due to a reduction in software license royalties (ARK-related software license royalty expense decreased $2.2 million), which is in line with the reduced sales during the period, and lower amortization costs of $3.1 million as a result of the 2021 impairment loss of $16.3 million on the Atlas license, which led to a lower amortizable base in the current period.
General and administrative expenses
General and administrative expenses for the six months ended June 30, 2022 increased by $1.6 million, or 17.6%, compared to the six months ended June 30, 2021. The increase in general and administrative expenses was primarily due to $1.3 million of increased legal expenses as a result of the Angela Game litigation, and $0.8 million of increased professional fees as a result of the shareholder loan distribution related tax consultation expenses, offset by a $0.8 million reduction in contractor expenses as a result of decreased activity in the Company’s subsidiary, BTBX.IO.
Research and development expenses
Research and development expenses for the six months ended June 30, 2022 remained approximately the same as compared to the six months ended June 30, 2021.
Advertising and marketing expenses
Advertising and marketing expenses for the six months ended June 30, 2022 increased by $0.3 million, or 300%, compared to the six months ended June 30, 2021, which was due to increased campaigns on NOIZ and the Company’s participation at the Gamesbeat Summit in 2022.
Depreciation and amortization expenses
Depreciation and amortization expenses for the six months ended June 30, 2022 decreased by $0.1 million, or 25.0%, compared to the six months ended June 30, 2021. The decrease in depreciation and amortization expenses was primarily due to the termination of a lease and reduction in leasehold improvements.
Other Factors Affecting Net Income (Loss)
	Six months ended June 30,
	2022	2021
	(in millions)
Interest income	$—	$—
Interest income – related parties	0.6	0.7
Interest expense	(0.3)	(0.2)
Other income	0.3	0.5
Equity in (loss) of unconsolidated entity	—	(0.3)
Income tax provision	1.2	3.3
Interest income
Interest income in the six months ended June 30, 2022 and 2021 primarily related to our deposits with third-party financial institutions, while interest income — related parties primarily stemmed from the interest charged on the shareholder loan.
Interest income — related parties were $0.6 million and $0.7 million for the six months ended June 30, 2022 and 2021, respectively. The decrease was driven by the distribution of the shareholder loan to our former corporate parent in April 2022.
Interest expense
Interest expense primarily related to our outstanding indebtedness with our third-party lenders.
Interest expense increased by $0.1 million for the six months ended June 30, 2022 primarily as a result of interest charges on the new short-term note issued in January 2022.
Taxes on income (loss)
The provision for income tax was $1.2 million and $3.3 million for the six months ended June 30, 2022 and 2021, respectively, representing a decrease of $2.1 million. Our effective income tax rate was 20% and 20% for the six months ended June 30, 2022 and 2021, respectively.

Quarterly Results of Operations
The following table sets forth our selected unaudited quarterly consolidated statements of operations data for each of the quarters beginning with the quarter ended March 31, 2020 and ending with the quarter ended June 30, 2022. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for the full year or any other period.
	For the Three Months Ended					For the Three Months Ended					For the Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	FY 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	FY 2021	March 31, 2022	June 30, 2022
	($ rounded to millions)
Revenues, net	$36.0	$39.2	$23.3	$26.4	$124.9	$27.6	$31.2	$24.4	$23.5	$106.7	$28.1	$15.5
Cost of revenues	18.2	18.8	14.6	15.7	67.3	15.7	17.1	15.5	15.4	63.7	14.9	11.4
Gross profit	17.8	20.4	8.7	10.7	57.6	11.9	14.1	8.9	8.1	43.0	13.2	4.1
Operating expenses:
General and administrative	4.2	4.2	4.1	10.3	22.8	4.5	4.6	4.0	3.3	16.4	5.6	5.1
Research and development	0.5	0.4	0.3	0.2	1.4	0.1	0.2	0.2	0.3	0.8	0.2	0.2
Advertising and marketing	—	0.4	0.1	0.6	1.1	—	0.1	0.2	—	0.3	0.2	0.2
Depreciation and amortization	0.2	0.2	0.2	0.3	0.9	0.2	0.2	0.2	0.2	0.8	0.2	0.1
Loss on disposal of fixed assets	0.1	—	—	—	0.1	—	—	—	0.1	0.1	—	—
Impairment of intangible assets	1.3	—	—	—	1.3	—	—	—	16.3	16.3	—	—
Total operating expenses	6.3	5.2	4.7	11.4	27.6	4.8	5.1	4.6	20.2	34.7	6.2	5.6
Income (loss) from operations	11.5	15.2	4.0	(0.7)	30.0	7.1	9.0	4.3	(12.1)	8.3	7.0	(1.5)
Other income (expense):
Interest income	—	—	—	0.1	0.1	—	—	—	0.1	0.1	—	—
Interest Income – related parties	0.2	0.2	0.3	0.3	1.0	0.3	0.4	0.5	0.4	1.6	0.5	0.1
Interest expense	(0.2)	(0.1)	(0.2)	(0.1)	(0.6)	(0.1)	(0.1)	(0.1)	(0.1)	(0.4)	(0.2)	(0.2)
Interest expense – related parties	—	—	—	—	—	—	—	—	—	—	—	—
Other income	—	—	—	0.5	0.5	0.4	—	—	0.1	0.5	—	0.3
Gain on sale of membership interest of equity investment	—	—	—	4.9	4.9	—	—	—	—	—	—	—
Foreign currency transaction loss	—	—	—	—	—	(0.1)	—	—	—	(0.1)	—	—
Equity in earnings (loss) of unconsolidated entity	(0.3)	0.2	0.3	0.5	0.7	—	(0.3)	—	—	(0.3)	—	—
Total other income (expense), net	(0.3)	0.3	0.4	6.2	6.6	0.5	—	0.4	0.5	1.4	0.3	0.2
Income (loss) before provision for (benefit from) income taxes	11.2	15.5	4.4	5.5	36.6	7.6	9.0	4.7	(11.6)	9.7	7.3	(1.3)
Income tax provision (benefit from)	0.8	3.1	1.0	1.9	6.8	1.6	1.7	0.9	(2.4)	1.8	1.5	(0.3)
Net income (loss)	10.4	12.4	3.4	3.6	29.8	6.0	7.3	3.8	(9.2)	7.9	5.8	(1.0)
Net loss attributable to non-controlling interests	(0.3)	(0.2)	(0.2)	(0.2)	(0.9)	(0.2)	(0.2)	(0.1)	(0.1)	(0.6)	—	0.1
Net income (loss) attributable to Snail Games USA, Inc.	10.7	12.6	3.6	3.8	30.7	6.2	7.5	3.9	(9.1)	8.5	5.8	(1.1)
Comprehensive income statement:
Other comprehensive income (loss)	—	(0.1)	—	—	(0.1)	—	—	0.4	(0.5)	(0.1)	(0.1)	—
Total other comprehensive income (loss)	$10.7	$12.5	$3.6	$3.8	$30.6	$6.2	$7.5	$4.3	$(9.6)	$8.4	$5.7	$(1.1)
Liquidity and Capital Resources
Capital spending
We incur capital expenditures in the normal course of business and perform ongoing enhancements and updates to our social and mobile games to maintain their quality standards. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by operating activities. We may also pursue acquisition opportunities for additional businesses or games that meet our strategic and return on investment criteria. Capital needs for investment opportunities are evaluated on an individual opportunity basis and may require significant capital commitments.

Liquidity
Our primary sources of liquidity are the cash flows generated from our operations, currently available unrestricted cash and cash equivalents. Our unrestricted cash and cash equivalents were $10.2 million and $27.6 million as of December 31, 2021 and 2020, respectively. Our unrestricted cash and cash equivalents were $14.7 million and $29.1 million as of June 30, 2022 and 2021, respectively.
Our restricted cash and cash equivalents were $6.4 million, and $6.3 million as of December 31, 2021, and 2020, respectively. Our restricted cash and cash equivalents were $6.4 million and $6.4 million as of June 30, 2022 and 2021, respectively. Our restricted cash primarily consists of time deposits, and is used as security for certain of our debt instruments and to secure standby letters of credit with certain of our landlords.
Cash flows
The following tables present a summary of our cash flows for the periods indicated (in millions):
	Years ended December 31,			Six months ended June 30,
	2021	2020	2019	2022	2021
	(in millions)
Net cash provided by operating activities	$15.8	$48.5	$55.2	$3.4	$19.8
Net cash provided by (used in) investing activities	(35.8)	(18.1)	(32.0)	1.5	(20.6)
Net cash provided by (used in) financing activities	2.6	(7.6)	(30.0)	(0.4)	2.7
Effect of currency translation on cash and cash equivalents	0.1	(0.1)	(0.1)	—	(0.3)
Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	$(17.3)	$22.7	$(6.9)	$4.5	$1.6
Operating activities
Net cash flows provided by operating activities for the year ended December 31, 2021 decreased $32.7 million as compared to the year ended December 31, 2020, which resulted primarily from a $29.8 million net decrease in change in net operating assets and liabilities, a period-over-period decrease in net income of $21.8 million and an increase of $19.0 million in non-cash reconciling items.
Net cash flows provided by operating activities for the year ended December 31, 2020 decreased $6.7 million as compared to the year ended December 31, 2019, which resulted primarily from a period-over-period increase in net income of $45.0 million, a decrease of $34.9 million in non-cash reconciling items, and a $16.8 million net decrease in change in net operating assets and liabilities.
Net cash flows provided by operating activities for the six months ended June 30, 2022 decreased $16.4 million as compared to the six months ended June 30, 2021, which resulted primarily from a $4.9 million net decrease in change in net operating assets and liabilities, a period-over-period decrease in net income of $8.5 million and a decrease of $3.0 million in non-cash reconciling items.
Net income was $7.9 million and $29.8 million for the years ended December 31, 2021 and 2020, respectively, representing a decrease of $21.9 million. The decrease was primarily due to a period-over-period decrease in revenue of $18.2 million, an increase in impairment of intangible assets of $15.0 million, a gain on sale of membership interest of equity investment of $4.9 million that occurred in 2020, offset by a decrease in license cost and license right amortization of $2.5 million and a decrease of $1.2 million in our engine fee and merchant fee, a decrease in general and administrative expense of $6.5 million, a decrease in income tax provision of $5.0 million and an increase in interest income-related parties by $0.7 million.
Net income increased $45.0 million between 2020 and 2019, to a net income of $29.8 million in 2020 from a net loss of $15.2 million in 2019. The increase was primarily due to a period-over-period increase in revenue of $38.6 million and a decrease in license cost and license right amortization of $11.2 million from

2019 to 2020, partially offset by a $1.5 million increase in our engine fee and an increase in general and administrative expense of $2.6 million.
Net income was $4.8 million and $13.3 million for the six months ended June 30, 2022 and 2021, respectively, representing a decrease of $8.5 million. The decrease was primarily due to a decrease in revenue of $15.3 million, an increase in general and administrative expenses of $1.6 million, offset by a decrease in license cost and license right amortization of $5.2 million, a decrease in merchant and engine fees of $1.4 million and a decrease in the Company’s tax provision of $2.1 million,
Non-cash reconciling items were $27.5 million and $8.4 million for the years ended December 31, 2021 and 2020, respectively, representing an increase of $19.1 million. The increase in the non-cash reconciling items was primarily due to an increase of impairment of intangible assets by $15.1 million, an increase of $1.5 million of amortization of intangible assets, no gain on sale of membership interest in 2021, which resulted to an increase to the non-cash reconciling items by $4.9 million in 2021, offset by increased interest income from the shareholder loan of $0.6 million and an increase in deferred income taxes of $2.2 million.
Non-cash reconciling items were $8.4 million and $43.3 million for the years ended December 31, 2020 and 2019, respectively, representing a decrease of $34.9 million. The decrease in the non-cash reconciling items was primarily due to a decrease in the license amortization expense. In 2019, we prepaid our intangible assets — license to related parties, which resulted in $43.0 million of amortization — intangible assets —  license, related parties, whereas in 2020, we recognized $13.0 million of amortization — intangible assets —  license, related parties. The amortization — intangible assets — license, related parties period-over-period decreased the non-cash reconciling items adjustment by $30.0 million. We also sold our membership interest in Pound Sand, LLC on December 30, 2020, which resulted in a gain on sale of membership interest by $4.9 million.
Non-cash reconciling items were $3.4 million and $6.4 million for the six months ended June 30, 2022 and 2021, respectively, representing a decrease of $3.0 million. The decrease in the non-cash reconciling items was primarily due to a decrease of $3.0 million in amortization that was the result of an impairment loss recognized at the end of fiscal year 2021.
The decrease in our net operating assets and liabilities between 2021 and 2020 of $29.8 million was primarily the result of a decrease in deferred revenue of $21.4 million in 2021 due to recognizing revenue for performance obligations met during 2021, a decrease of accrued expenses by $10.2 million as a result of paying our accrued litigation balance in 2021, and an increase in prepaid expenses of $2.6 million primarily driven by the timing of payments of federal and state taxes and development costs, partially offset by a decrease in accounts payable by $3.6 million driven by our growth and the timing of payments to our vendors, an increase in other noncurrent assets by $2.1 million, and a net increase in accounts receivable and accounts receivable — related party of $0.8 million due to the timing of receipts of payments from customers and related party.
The change in our net operating assets and liabilities in 2020 and 2019 was primarily the result of a net decrease in accounts receivable and accounts receivable — related party of $6.8 million due to the timing of receipts of payments from customers and related party, a decrease in prepaid expenses of $7.1 million primarily driven by the timing of payments of federal and state taxes and development costs, and a decrease in deferred revenue of $12.4 million due to the revenue recognized due to performance obligations being met during 2020. These decreases were offset by an increase in accounts payable by $4.9 million driven by our growth and the timing of payments to our vendors, and an increase of $5.7 million in accrued expenses primarily as a result of our estimate of a pending litigation settlement.
The decrease in our net operating assets and liabilities between the six months ended June 30, 2022 and 2021 of $4.9 million was primarily the result of a net decrease in accounts receivables and accounts receivable — related party of $6.4 million due to timing of receipts and payments from customers and related party, a net decrease in prepaid expenses related party and prepaid expenses and other current assets of $2.2 million primarily driven by timing of payments of federal and state taxes and development costs, partially offset by an increase in deferred revenue of $2.2 million and an increase in accounts payable of $2.4 million.

Our accounts receivable — related party represent revenues attributable to certain mobile games that, for administrative reasons, were collected on our behalf by SDE. SDE no longer collects such payments on our behalf; all such payments are received directly from the platforms through which we offer the relevant games. As of June 30, 2022 and December 31, 2021, the net outstanding balance of receivables due from SDE was $10.9 million and $8.4 million, respectively. We expect accounts receivables owed to us by SDE will be repaid within a commercially reasonable period of time. In the event we do not receive timely remittance from SDE, we may hold back amounts owed to SDE from future licensing costs payable to SDE pursuant to our existing contractual relationship. See Note 5, “Accounts Receivable — Related Party” to our unaudited condensed consolidated financial statements included in this prospectus.
Investing activities
Cash used in investing activities for the year ended December 31, 2021 increased $17.7 million compared to the year ended December 31, 2020 due to the receipt of $7.0 million proceeds from the sale of Pound Sand, LLC in 2020, an increase in the principal amount of the Shi Loan (as defined below) in the amount of $5.5 million and the acquisition of license rights relating to the release of Genesis II of $5.0 million in 2021.
Cash used in investing activities for the year ended December 31, 2020 decreased $13.8 million compared to the year ended December 31, 2019 due to the proceeds received from the 2020 sale of membership interest in the amount of $7.0 million of Pound Sand, LLC versus the payment of $5.0 million in 2019 in connection with the acquisition of license rights from a related party.
Cash provided by investing activities for the six months ended June 30, 2022 increased $22.1 million compared to the six months ended June 30, 2021 due to payments for the acquisition of license rights relating to the release of Genesis II of $5.0 million in 2021, the additional funding of the Shi loan of $15.6 million in 2021 and the receipt by the Company of $1.5 million on the Pound Sand note in 2022.
Financing activities
Net cash flows provided by financing activities for the year ended December 31, 2021 was $2.6 million compared to net cash flows used in financing activities of $7.6 million for the year ended December 31, 2020. Financing activities for the year ended December 31, 2021 included $9.5 million of borrowings under our Revolver and Term Loan, which was partially offset by repayments on our Term Loan in the amount of $6.8 million.
Net cash flows used in financing activities for the year ended December 31, 2020 decreased $22.4 million compared to the year ended December 31, 2019. Financing activities for the year ended December 31, 2020 included borrowings under our Term Loan in the amount of $5.0 million, and the repayment of our Term Loan, line of credit and Revolver in the amount of $13.3 million. In 2020, financing activities also included the proceeds from the PPP in the amount of $0.8 million. Financing activities for the year ended December 31, 2019 included repayment of our Term Loan in the amount of $24.9 million and the repayment of a loan from a related party in the amount of $7.0 million, which was offset by incurring additional borrowings under our Term Loan and borrowings from a related party in the amount of $0.6 million and $1.3 million, respectively.
Net cash flows used in financing activities for the six months ended June 30, 2022 was $0.4 million compared to net cash flows provided by financing activities of $2.7 million for the six months ended June 30, 2021. Financing activities for the six months ended June 30, 2022 included $10.0 million in borrowings on a short term note which was offset by $8.2 million in cash dividends that was declared and paid during the period and $2.0 million of repayments on the Company’s short term note. Financing activities for the six months ended June 30, 2021 included $3.0 million in borrowings under our Term Loan and $6.5 million in borrowings on our revolving loan which was partially offset by $6.8 million in repayments on long term debt.
Loans to related parties
Snail Games USA had been party to a line of credit note with Mr. Shi, our Founder and Chairman, which provides for loans to Mr. Shi up to a maximum aggregate principal amount of $100.0 million (the

“shareholder loan” or “Shi Loan”). Interest accrued on outstanding amounts at a rate of 2.00% per year, and all outstanding amounts were due and payable on demand. As of December 31, 2021, outstanding borrowings (including interest receivable) under the line of credit amounted to $94.4 million. In April 2022, Snail Games USA distributed the Shi Loan to Suzhou Snail, which assumed the loan as creditor. At the time of the distribution, $94.9 million was outstanding, including interest. As a result of this distribution, the total withholding taxes amounted to $8.2 million, which amount was distributed to Suzhou Snail in connection with the distribution of the Shi Loan and subsequently paid on April 29, 2022. As of April 2022, as a result of the distribution, the Shi Loan is no longer reflected on our consolidated balance sheet.
Capital resources
We primarily fund our operations from our net cash flows provided by operating activities. In addition to these cash flows, we have entered into certain debt arrangements to provide additional liquidity and to finance our operations.
Revolving Loan
In December 2018, we entered into a revolving loan and security agreement with a financial institution for a revolving note in the amount of $5.5 million. On June 17, 2021, we amended and restated our revolving loan and security agreement (the “Revolver”) to increase our revolving line of credit to $9.0 million. As amended, the Revolver matures on December 31, 2023 and bears interest at a rate equal to the prime rate less 0.25%. Interest is due and payable under the Revolver on a monthly basis, and borrowings under the revolver are secured by certain deposit accounts. The revolver is secured by the certificate of deposit accounts held with the financial institution, and reported as restricted cash, in the amounts of $5.3 million and $5.2 million as of June 30, 2022 and December 31, 2021, respectively. As of June 30, 2022 and December 31, 2021, we had borrowings of $9.0 million outstanding under our Revolver.
Term Loan
In June 2021, we entered into a loan agreement with a financial institution providing for a term loan in an aggregate principal amount of $3.0 million. The Term Loan, which matures in June 2031, bears interest at a fixed rate of 3.5% for the five years and then at a floating rate of the Wall Street Journal prime rate until maturity. The Term Loan is secured by our principal headquarters. The Term Loan replaced and refinanced a previously outstanding $3.0 million promissory note due September 2021.
In January 2022, we amended and restated our Revolver and we executed a promissory note to obtain an additional long-term loan with a principal balance of $10.0 million which matures on January 26, 2023 (the “New Term Loan”). Interest is equal to the higher of 3.75% and the Wall Street Journal prime rate plus 0.50%. The New Term Loan is secured and collateralized by our existing assets.
As of June 30, 2022, we had borrowings of $7.9 million outstanding under the New Term Loan.
Cares Act PPP Loan
In 2020, we applied for, and received, funds under the PPP in the amount of $0.8 million. In December 2020, $0.1 million of the PPP loan was forgiven by the SBA. In March 2021, an additional $0.4 million principal amount of the PPP loan balance was forgiven by the SBA. As of April 2022, all outstanding amounts under the PPP loan have either been repaid or forgiven.
Financial covenants
The Revolver, Term Loan and the New Term Loan require us to maintain quarterly minimum EBITDA of $3.0 million and to satisfy certain financial maintenance ratios, including a current ratio of 1.5 to 1.0, and minimum service coverage ratio of 1.5 to 1.0. We failed to satisfy the minimum coverage ratio for the period ended December 31, 2020 and obtained a waiver from our lenders for such breach. We were in compliance with all covenants under our debt facilities as of June 30, 2022 and December 31, 2021.
For additional information regarding our indebtedness, see Note 16, “Debt,” Note 17, “Revolver Loan,” and Note 18, “Long-term Debt,” to our consolidated financial statements included in this prospectus and

Note 15, “Revolving Loan, Short Term Note and Long-Term Debt” to our unaudited condensed consolidated financial statement included in this prospectus.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of December 31, 2021 (in millions):
	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations	$6.6	$1.9	$4.7	$—	$—
Debt	$12.0(1)	$0.1	$9.2	$0.2	$2.5
Accrued litigation expense	$1.3	$1.3	$—	$—	$—

(1)
Excludes PPP loan forgiven in 2022.

Off-Balance Sheet Arrangements
As of June 30, 2022 and December 31, 2021, we did not have any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, revenue, expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.
Qualitative and Quantitative Factors about Market Risk
We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risk and investment risk as follows:
Interest rate risk
Our exposures to market risk for changes in interest rates relate primarily to our New Term Loan, Term Loan, Revolver and the 2020 Promissory Notes. Our New Term Loan, Revolver Loan and the 2020 Promissory Notes are floating rate facilities. Therefore, fluctuations in interest rates will impact the amount of interest expense we incur and have to pay. A hypothetical 100 basis point increase in weighted average interest rates under our 2020 Promissory Note and Revolver would have an immaterial impact on our overall interest expense. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our interest rate risk. It is difficult to predict the impact hedging activities would have on our results of operations.
Investment risk
We had cash and cash equivalents including restricted cash and cash equivalents totaling $21.1 million and $16.6 million as of June 30, 2022 and December 31, 2021, respectively, of which $6.4 million is restricted and is used as security for certain of our debt instruments and to secure standby letters of credit with certain of our landlords. Our investment policy and strategy primarily attempts to preserve capital and meet liquidity requirements without significantly increasing risk. Our cash and cash equivalents primarily consist of cash deposits and money market funds. We do not enter into investments for trading or speculative purposes. Changes in rates would primarily impact interest income due to the relatively short-term nature of our investments. A hypothetical 100 basis point change in interest rates would have increased or decreased our interest income by an immaterial amount.
Critical Accounting Policies and Estimates
We prepare our financial statements in conformity with GAAP.
Certain accounting policies require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments will be subject to an inherent degree of uncertainty. Our judgments are based upon our management’s historical experience, terms of existing contracts, observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.
We consider accounting estimates to be critical accounting policies when:
•
the estimates involve matters that are highly uncertain at the time the accounting estimate is made; and

•
different estimates or changes to estimates could have a material impact on the reported financial positions, changes in financial position or results of operations.

When more than one accounting principle, or method of its application, is generally accepted, we select the principle or method that we consider to be the most appropriate when given the specific circumstances. The application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from such estimates. For additional information on our significant accounting policies, please refer to Note 2, “Summary of Significant Accounting Policies” to our consolidated financial statements included in this prospectus.
Revenue recognition
The Company’s revenue includes the publishing of software games delivered digitally and through physical discs (e.g., packaged goods). The Company’s digital games may include additional DLCs that are new feature releases to digital full-game downloads. Revenue also includes sales of mobile in-app purchases that require our hosting support in order to utilize the game or related content. Such games include virtual goods that can be purchased by the end users as desired. When control of the promised products and services is transferred to the customers, the Company recognizes revenue in the amount that reflects the consideration it expects to receive in exchange for these products and services. Revenue from delivery of products is recognized at a point in time when the end consumers download the games and the control of the license is transferred to them.
The Company recognizes revenue using the following five steps as provided by Accounting Standards Codification, or ASC, Topic 606 Revenue from Contracts with Customers: (1) identify the contract(s) with the customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when, or as the entity satisfies a performance obligation. The Company’s terms and conditions vary by customers, and typically provide net 30-to-75 day terms or 45 days after each quarter ends.
Principal vs. Agent Consideration
The Company offers certain software products via third-party digital storefronts, such as Microsoft’s Xbox Live, Sony’s PlayStation Network, Valve’s Steam, Epic Games Store, the Apple App Store, the Google Play Store, and retail distributors. For sales of our software products via third-party digital storefronts and retail distributor, we determine whether or not we are acting as the principal in the sale to the end user, which we consider in determining if revenue should be reported based on the gross transaction price to the end user or based on the transaction price net of fees retained by the third-party digital storefront. An entity is the principal if it controls a good or service before it is transferred to the customer. Key indicators that we use in evaluating these sales transactions include, but are not limited to, the following:
•
the underlying contract terms and conditions between the various parties to the transaction;

•
which party is primarily responsible for fulfilling the promise to provide the specified good or service; and

•
which party has discretion in establishing the price for the specified good or service.

Based on our evaluation of the above indicators, for sales arrangements via Microsoft’s Xbox Live, Sony’s PlayStation Network, Valve’s Steam, Epic Games Store and certain retail distributors, the digital platforms and distributors have discretion in establishing the price for the specified good or service, and we have determined we are the agent in the sales transaction to the end user and therefore we report revenue on a net basis based on the consideration received from the digital storefront. For sales arrangements via the Apple App Store and the Google Play Store, we have discretion in establishing the price for the specified good or service and we have determined that we are the principal to the end user and thus report revenue on a gross basis and mobile platform fees charged by these digital storefronts are expensed as incurred and reported within cost of revenue.
Contract Balance
The Company records deferred revenue when cash payments are received or due in advance of its performance, even if amounts are refundable.
Deferred revenue is comprised of the transaction price allocable to the Company’s performance obligation on technical support and the sale of virtual goods available for in-app purchases, and payments received from customers prior to launching the games on the platforms. The Company categorizes the virtual goods as either “consumable” or “durable.” Consumable virtual goods represent goods that can be consumed by a specific player action; accordingly, the Company recognizes revenue from the sale of consumable virtual goods as the goods are consumed and the performance obligation is satisfied. Durable virtual goods represent goods that are accessible to the players over an extended period of time; accordingly, the Company recognizes revenues from the sale of durable virtual goods ratably over the period of time the goods are available to the player and the performance obligation is satisfied, which is generally the estimated service period.
The Company also has a long-term title license agreement (“game pass”) with Microsoft for a period of three years. The Company recognizes deferred revenue and amortizes this revenue according to the terms of the relevant agreement. The agreement was initially made between the parties in November 2018 and valid through December 31, 2021. The agreement was subsequently amended in June 2020 to extend the ARK: Survival Evolved game pass perpetually effective January 1, 2022 and to put ARK 2 on game pass for three years upon release.
Estimated Service Period
For certain performance obligations satisfied over time, we have determined that the estimated service period is the time period in which an average user plays our software products (“user life”) which most faithfully depicts the timing of satisfying our performance obligation. We consider a variety of data points when determining and subsequently reassessing the estimated service period for players of our software products. Primarily, we review the weighted average number of days between players’ first and last days played online. When a new game is launched and no history of online player data is available, we consider other factors to determine the user life, such as the estimated service period of other games actively being sold with similar characteristics. We also consider known online trends, the service periods of our previously released software products, and, to the extent publicly available, the service periods of our competitors’ software products that are similar in nature to ours. We believe this provides a reasonable depiction of the use of games by our customers, as it is the best representation of the period during which our customers play our software products. Determining the estimated service period is subjective and requires significant management judgment and estimates. Future usage patterns may differ from historical usage patterns, and therefore the estimated service period may change in the future. The estimated service periods for virtual goods are generally approximately 30 to 100 days.
Significant Estimates
Significant management judgment and estimates must be used in connection with many of the determinations described above, such as estimating the fair value allocation to distinct and separable performance obligations and the service period over which to defer recognition of revenue. We believe we can make reliable estimates. However, actual results may differ from initial estimates due to changes in circumstances, market conditions, and assumptions. Adjustments to estimates are recorded in the period in which they become known.

Shipping and Handling
The distributor, as the principal, is responsible for the shipping of the game discs to the retail stores and incurring the shipping costs. We are paid the net sales amount after deducting shipping costs and other related expenses by the distributor.
Income taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consisted of taxes currently due and deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statements and income tax purposes.
Financial Accounting Standards Board, or FASB, ASC 740, Income Taxes, which we follow, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns.
Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC 740-10-25 provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. We must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We recognized liabilities for uncertain tax positions pursuant to FASB ASC 740-10-25 in the amount of $0.7 million, $1.1 million and $0.4 million for the years ended December 31, 2021, 2020 and 2019, respectively and the Company did not have any uncertain tax positions to recognize liabilities on for the six months ended June 30, 2022 or 2021.
Intangible assets — license usage rights
We enter into license agreements with third-party developers and our related parties’ developers that require us to make payments for license usage rights and game development and production services. These license agreements grant us the exclusive publishing and distribution rights to game titles as well as, in some cases, the underlying intellectual property rights. These license agreements also specify the payment schedules, royalty rates and the relevant licensing period. We capitalize the cost of license usage rights, which we determined based on the respective contracted amounts that we paid in cash, as intangible assets and amortizes them over the terms of the respective licensing rights.
Amortizable Intangibles and other long-lived assets
Our long-lived assets and other assets consisting of property, plant and equipment and purchased intangible assets, are reviewed for impairment in accordance with the guidance of the FASB ASC 360, Property, Plant, and Equipment.
Intangible assets subject to amortization are carried at cost less accumulated amortization and amortized over the estimated useful life in proportion to the economic benefits received. We evaluate the recoverability of definite-lived intangible assets and other long-lived assets in accordance with ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. We consider certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets, other than indefinite-lived intangible assets, may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; and changes in our business strategy. If we determine that the carrying value may not be recoverable, we estimate the undiscounted cash flows to be generated from the use and ultimate disposition of the asset group to determine whether an impairment exists. If an impairment is indicated based on a comparison of the asset groups’ carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the asset group exceeds its fair value. There can be no assurance, however, that market conditions will not change or demand for our products under development will continue. Either of these could result in future impairment of long-lived assets. Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on our consolidated reporting results and financial positions. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.
Leases
We have several leases relating primarily to office facilities. We determine if an arrangement is or contains a lease at contract inception. Right-of-use assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. The lease liability is measured as the present value of the unpaid lease payments, and the right-of-use asset value is derived from the calculation of the lease liability. Lease payments include fixed and in-substance fixed payments, variable payments based on an index or rate, reasonably certain purchase options, and termination penalties. Variable lease payments are recognized as lease expenses as incurred, and generally relate to variable payments made based on the level of services provided by the landlords of our leases. For leased assets with similar lease terms and asset types, we applied a portfolio approach in determining a single incremental borrowing rate for the leased assets. We use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments because we do not have the information necessary to determine the rate implicit in the lease.
Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our lease term includes any option to extend the lease when it is reasonably certain to be exercised based on considering all relevant factors. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. Operating leases are included in operating lease right-of-use assets, net, current portion of operating lease liabilities, and operating lease liabilities, net of current portion on the consolidated balance sheets.
Recently Issued Accounting Pronouncements
See Note 2, “Summary of Significant Accounting Policies” to our consolidated financial statements included in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.
Material Weaknesses in Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.
In connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and 2019, our management and auditors determined that a material weakness existed in the internal control over financial reporting involving lack of sufficient financial reporting close controls and review of account reconciliations and income tax accounts. Subsequently, we have remediated this material weakness. Our auditors identified numerous audit adjustment during the course of our 2020 and 2019 audits, the aggregate value of which are considered material to the consolidated financial statements. We intend to enhance our close control procedures and hire additional subject matter experts. See “Risk Factors — General Risk Factors — If we fail to maintain effective internal control over financial reporting, as well as required disclosure controls and procedures, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.”

BUSINESS
Our mission is to provide high-quality entertainment experiences to audiences around the world.
We are a leading, global independent developer and publisher of interactive digital entertainment for consumers around the world. We have built a premier portfolio of premium games designed for use on a variety of platforms, including consoles, PCs, and mobile devices. For four of the last six years ended December 31, 2021, most recently in 2020, ARK: Survival Evolved was a top-25 seller on the Steam platform across all game genres. Our expertise in technology, in-game ecosystems and monetization of online multiplayer games has enabled us to assemble a broad portfolio of intellectual property across multiple media formats and technology platforms. Our flagship franchise from which we generate the substantial majority of our revenues, ARK: Survival Evolved, is a leader within the sandbox survival genre with over 76.9 million console and PC installs, which include 38.4 million installs from free promotions, through June 2022. For the six months ended June 30, 2022, ARK: Survival Evolved averaged a total of 395,150 daily active users (“DAUs”) on the Steam and Epic platforms, and we experienced a peak of approximately 755,000 DAUs in June 2020. We define ‘‘daily active users’’ as the number of unique users who play any given game on any given day. For the years ended December 31, 2021, 2020 and 2019, we generated 90.7%, 89.5% and 80.5%, respectively, of our revenues from ARK: Survival Evolved.
According to Newzoo, from 2021 to 2025, the global gaming industry is expected to grow approximately 17% from $192.7 billion in 2021 to $225.7 billion in 2025. In 2021, the global gaming market sales represented approximately 27% larger than the combined revenue generated by the global music, cinema and OTT markets, according to Newzoo and PwC. The shift towards online game play along with in-game monetization and new platforms have fundamentally transformed the way consumers interact with video games. Moreover, digital distribution has democratized developer access, leading to an expansion of new titles to address consumer preferences. At Snail, we focus on building compelling interactive entertainment franchises, with an aim of ultimately creating a world-class metaverse driven by player-created content. We believe success in delivering a highly engaging consumer experience results from a combination of best-in-class creativity and innovative use of leading, cutting-edge technology and platforms.
Our roots trace back to the beginnings of the massively multiplayer online role-playing games (“MMORPG”), with early titles including Age of Wushu. Our long history provides us with substantial experience that we leverage to identify and invest in promising game development studios and to manage the growth of our games into AAA titles. We collaborate with talented development teams, providing our expertise, capital, technological resources, customer service, marketing strategy and other services to achieve a successful outcome.
We optimize our development pipeline and target specific market segments by publishing games under several specialized brands through our two publishing labels, Snail Games USA and Wandering Wizard. Our distribution strategy utilizes Steam’s early access feature to achieve faster go-to-market times. We utilize proprietary technology, including a versatile game engine and advanced server technology, to heighten artistic detail and increase player engagement.
We attribute our continued success to several differentiating elements.
Perseverance:   We are called Snail because we admire a snail’s perseverance in achieving its goals. We maintain a disciplined approach to our game development, financial management and strategic acquisitions as we seek to deliver long-term value.
Innovation:   We believe innovation is at the core of a highly engaging entertainment experience. Our titles span from indie to our AAA franchise ARK: Survival Evolved. We created the Wandering Wizard label to allow us to invest and grow indie titles built by bright, passionate teams.
Technology:   We utilize advanced and proprietary technologies to drive demand and optimize costs. Our proprietary micro-influencer platform, NOIZ, enables us to substantially broaden our influencer base at an advantaged cost, and our game and server technology provide a highly customizable development infrastructure.
Collaboration:   We partner with talented independent studios for game development. Development teams, some of which are our wholly owned subsidiaries, are provided capital and other critical resources and are afforded a high degree of autonomy. We believe this model best preserves the culture and creativity of the development team and encourages the development of successful games.
Developers:   We believe in the importance of maintaining a broad developer network to ensure the simultaneous development of high-quality games. We have seven internal development studios and we partner with two related-party development studios from AAA to indie located in the United States and internationally.
Experience:   Our management team has deep knowledge of the gaming landscape based on more than two decades of experience in the gaming industry. Our Founder and Chairman, Mr. Shi, was a pioneer in sandbox and MMORPG games, and our Chief Executive Officer, Jim Tsai, has a deep understanding of game development and publishing with more than 25 years of experience. Our industry experience is foundational to our success in development and publishing and helps us to quickly identify attractive acquisitions and partnerships opportunities.
Our dedication to provide audiences with high-quality entertainment experiences utilizing the latest gaming technology has produced strong user engagement, continued revenue growth, and increased cash flows. Through June 30, 2022, our ARK franchise game has been played for more than 2.8 billion hours with an average playing time per user of more than 158 hours and with the top 20% of all players spending over 100 hours in the game, according to data related to the Steam platform. For the years ended December 31, 2021, 2020 and 2019, our net revenue was $106.7 million, $124.9 million and $86.3 million, respectively, representing a compound annual growth rate of 11.2%. We have maintained a diversified revenue base across platforms, with approximately 44% of fiscal year 2021 revenue from consoles, 40% from PC and 12% from mobile platforms. We had net income of $7.9 million for the year ended December 31, 2021 as compared to net income of $29.8 million for the year ended December 31, 2020 and net loss of $(15.2) million for the year ended December 31, 2019.
Our Heritage and Expertise
Snail Games USA was founded in 2009 as a subsidiary of Suzhou Snail Digital Technology Co. Ltd. (“Suzhou Snail”), and our heritage and knowledge extends to our Founder and Chairman’s creation of Suzhou Snail. Suzhou Snail was founded in the early 2000s to fulfill a need for gaming in Asia. Our Founder and Chairman, Mr. Shi, became an early adopter of PC-based online free-to-play gaming, and Suzhou Snail became a pioneer in MMORPG games, releasing successful titles such as Age of Wushu.
The global gaming industry transformed in the mid-2000s with the advent of smartphones and the creation of digital distribution. Amid these transformations, we were founded with an initial goal of serving as the publisher for Suzhou Snail’s games in the United States. We rapidly transformed our business model to include development and publishing of independently sourced content. We pursued a premium game strategy anchored by diversified development teams. We have invested in video game development and publishing throughout North America and Europe, and have engaged in licensing deals with affiliated studios. In 2015, we partnered with Studio Wildcard to develop our flagship franchise, ARK. In 2022, Suzhou Snail effected a spin-off pursuant to which Suzhou Snail’s shareholders received shares of common stock of Snail Games USA in proportion to their existing ownership of Suzhou Snail. As a result of this transaction, Snail Games USA became an independent, domestic entity and is no longer a subsidiary of Suzhou Snail. The spin-off was conducted in contemplation of this offering and to align Snail Games USA’s and Suzhou Snail’s corporate structure with their respective customer bases and corporate growth strategies. Our heritage in free-to-play games and operating history in premium games has afforded us with deep knowledge of the global gaming marketplace and has enabled us to develop a successful value proposition for our consumers and developers.
Market Opportunity
We serve a large addressable market in a dynamic industry with strong growth tailwinds. Video games are rapidly growing as an entertainment platform on a global scale given the proliferation of mobile devices and numerous vectors of gaming experience. We are well positioned to capitalize on secular tailwinds as we own and/or maintain exclusive license rights to valuable IP that can be monetized through various channels across gaming and digital entertainment. We believe that our current market leadership in video games and growing presence in influencer platform through NOIZ is just our beginning.
From 2016 to 2021, the video game industry has grown at over 14% CAGR. According to Newzoo, the global gaming market was valued to be approximately $192.7 billion in 2021 and is projected to grow to $225.7 billion in 2025, representing a 4% CAGR as its popularity continues to flourish mainstream. In 2021, there were over one billion console and PC (excluding mobile) gamers worldwide, according to IDC. According to the State of Online Gaming — 2021 survey of 4,000 gamers, the average player spent over eight hours per week playing video games. More than 75% of gamers are age 21 or older, and the vast majority of gamers are medium-to-high earners with full-time jobs, according to Newzoo. The combination of these statistics illustrates a quickly growing market with a highly engaged target demographic with purchasing power towards entertainment.
Within the video game industry, the top console game franchises continue to dominate the market. The barrier to entry is high as most require high investment in development and user acquisition costs. According to Newzoo, the console and PC gaming segment of the global games industry is estimated to account for 47% of the total market in 2022. From 2021 to 2022, the player base increased at an impressive rate of 4.6%, and additional future growth is expected.
The sandbox survival category is an attractive genre within gaming because it is truly “one-size-fits-all.” Its appeal is broad as there are no rules, and no endgame, and players are in control of their own game lifecycle. Players enter into the gameplay without a tutorial and as a result face a more challenging environment and can learn and thrive in the experience of their own choosing.
We have developed and invested in various successful sandbox survival titles since 2015. Our video game production quality, our history of franchise success, and our technological leadership have contributed to a deeply engaged, global player community, many members of which continue to purchase DLCs for our existing games and related games published under our brand or co-brands. We also offer the advantage of providing equal accessibility to gamers of all experience levels and demographics for our sandbox survival games, allowing us to maximize audience reach. Furthermore, depending on players’ experience and intensity, our platform gives players the flexibility to play on our servers, user-created servers, or private servers, which allows us to target a wider range of gamers and lower operating expenses.
In addition to gaming, we believe there are several adjacent market opportunities driven by the proliferation of streaming and eSports: the global eSports audience is projected to reach 532 million viewers and surpass $1.4 billion in revenue in 2022 according to Newzoo. In 2021, global gamers and eSports fans watched a record-breaking 27.9 billion hours of content across all live streaming platforms, according to Tech Digest. Twitch led the audience in live broadcast, with approximately 18.4 billion hours watched in 2021. We launched our NOIZ platform to support and provide tools for streamers, as well as marketing campaigns services. We believe that the survival-based genre is well suited for eSports and team-based interactive offerings.
According to Influencer Marketing Hub, the market size of influencer marketing has grown at 55% CAGR from 2016 to 2020, reaching $9.7 billion in 2020, and provides attractive tailwinds for our micro-influencer platform, NOIZ.
Our Value Proposition
Value proposition for gamers:   We aim to provide high-quality entertainment experience to end users. We strive to create the best game play experience for gamers by offering frequent new content and endless game play possibility as key value propositions to our players.
New Content:   We continuously incorporate feedback from players to improve existing games and build expansion packs, which are released periodically. DLCs offer gamers a familiar game play in a new virtual world with a different fantasy twist from Dinosaurs to Sci-Fi.
Endless Possibility:   Our games provide hours of entertainment with features that permit dynamic environmental changes of the virtual world, user directed conquests, and cooperative or competitive gameplay with other users. Our sandbox games provide players with freedom, without the rules found in other genres such as racing games.
Value proposition for developers:   Our business model is dependent on partnerships with developers, and we offer key value propositions of collaborative partnership, culture of innovation and technology to our developers.
Collaborative Partnership:   We provide capital, technological resources, customer service, marketing strategy and other services to our video game development partners. We strategize with developers to customize marketing campaigns tailored to target markets. Our founder also provides developers with creative and other advice based on his deep expertise in the industry.
Culture of Innovation:   We believe high-quality experiences result from a combination of forward thinking and fearless creativity. We encourage our development teams to experiment with emerging technologies and unique fantasy twists.
Technology:   Our developers have access to our advanced development infrastructure as well as our proprietary technology including our micro-influencer technology, NOIZ, which helps brands engage with previously untapped small- to mid-sized influencers.
Our Platform
Our strategic flywheel is anchored by our dedication to delivering high-quality, compelling entertainment experiences and is driven by our capabilities in publishing, developing and creating proprietary technology. Growth in the number of published titles allows us to invest in new development teams and proprietary technology, which expand the number of titles we publish in a self-reinforcing loop. As the quality of our games increases, we are well-positioned to attract more users and more influencers. With increased influencers through our propriety micro-influencer platform, NOIZ, we are able to reach a broader audience and increase user engagement within our games. This drives additional revenue, which we use to increase our developer network and to build proprietary technology. Our technology, along with our collaborative, innovative culture attracts talented developers, which in turn result in an increased number of high-quality games.
Publishing:   We derive the majority of our revenue from titles we offer through licensing and publishing agreements. Our ARK franchise is led by our strategic partnership with Studio Wildcard. Our typical publishing cycle includes annual DLC releases for our major franchises, after which we repeat the same publishing cycle to attract new players and continue to entertain our existing players. We seek to bring new fantasy twists and genres to our players with innovative, creative content cultivated from strong partnerships with independent developers and published through our Wandering Wizard label.

Development:   We also develop titles using a partnership approach in which we acquire ownership stakes in independent development teams. We preserve a development team’s culture by allowing a high degree of autonomy in its operations, which we believe allows development teams to retain their creative license, while also extracting synergies by utilizing our shared resources including customer service and backend functions. Furthermore, we foster a culture of communication where employees at all levels at our partner studios are able to receive direct feedback from our CEO. We partnered with Donkey Crew to produce Last Oasis, a nomadic survival MMO with melee combat conquests, and with BTBX.io to produce Life is Feudal II, a sandbox survival game set in medieval times.
Technology:   We are early adopters of the latest technology in our games and develop proprietary technology when necessary to address market opportunities. We maintain a flexible infrastructure to efficiently develop virtual worlds with advanced rendering and atmospheric effects across a wide array of video game types. We developed a proprietary micro-influencer marketing platform, NOIZ, to help game streamers and game companies reach a wider audience and diversify marketing spend. We work with our developers to create custom campaigns to optimize reach.
Our Key Strengths
Top-ranked category defining franchise with a track record of growth:   Our dedication to our customers and innovative game development has resulted in our position as a top-ranked category defining franchise, with a track record of growth. Our flagship franchise, ARK: Survival Evolved, is a leader within the sandbox survival genre with over 76.9 million console and PC installs through  June 2022. ARK: Survival Evolved has been a top-25 selling game on the Steam platform by gross revenue in each year we released an ARK DLC. As of June 2022, ARK: Survival Evolved reached a peak average audience of over 755,000 DAUs on PC platforms, and has been played over 2.8 billion hours since its release.
Proven expertise in creating successful gaming franchises:   We have proven expertise in creating successful gaming franchises. We are a multi-platform publisher with over 12 years of experience in creating culturally influential game titles, while demonstrating financial growth. As of December 31, 2021, we had more than 20 game titles. By recognizing the lucrative potential of the sandbox survival category at its nascent stages, we became a first mover in the category, and we now license and publish leading IP or license to the IP, including the global franchise ARK: Survival Evolved, Atlas, Last Oasis, Dark and Light and Outlaws of the Old West. Our approach to the industry is to create a one-size-fits-all game to draw people into the overall sandbox survival genre. In order to retain players, we invest in game quality to generate additional interest in addition to spending on advertising. Our collaborative relationships with video game development studios, industry leaders, technology providers and distribution platforms allow us to invest in promising video game projects and manage their growth into AAA video games and entertainment franchises. Our approach creates a continuous cycle of monetization opportunities across our gaming portfolio.
IP portfolio spanning across multiple media formats and technology platforms to captivate end user:   We license and own an IP portfolio spanning across multiple media formats and technology platforms to captivate end users. Our primary use of IP is to generate successful video games within and beyond the sandbox survival genre. Currently, our games are available on Xbox Live and Game Pass, PlayStation Network, Steam, Epic Games Store, Google Stadia, the Apple App Store, the Google Play Store and the Amazon Appstore, as well as through traditional retail channels. However, our vision for our valuable IP rights extend far beyond just gaming: our vision extends into media formats such as animation, TV, movies, eSports, and reality TV and interactive media, which we believe has tremendous potential. We have high aspirations across digital media and are poised to enter the animation and television industry with the ARK, the Animated Series in 2022.
Collaborative development process between developers and management:   We continue to evolve with the industry with our deep pipeline of leading video game franchises such as ARK: Survival Evolved, Atlas, Last Oasis, Dark and Light and Outlaws of the Old West. Our success in game development and in keeping up with industry trends is partially attributed to our collaborative relationships with video game development studios, industry leaders, technology providers and distribution platforms. Our cooperative development process provides for a proprietary scalable model to publish multiple AAA video games based on current trends. We are proud of our collaborative relationship with our developers, as we believe it is truly unique in our industry and one of our main differentiators. We offer developers an ecosystem that aligns incentives and creates an environment for creativity to thrive. In addition to wonderful ideas for games, we value partners who share our vision and culture. After a partnership is formed, we offer developers a direct line of communication to Mr. Shi, our Founder and Chairman, who is viewed as a pioneer in the video game industry and business world. We offer developers freedom by giving them access to the wide breadth of the Snail platform and resources so they can do what they do best: create.
Innovative use and creation of next-gen technologies and platforms:   We use innovative technology to serve our customers, allowing us to provide high-quality user experiences and services. Our proprietary video game technology includes a versatile game engine, development pipeline tools, advanced rendering technology and advanced server and network operations, although we also use currently accepted standard industry technologies. Additionally, our customizable development infrastructure provides a framework for efficiently developing all types of video game projects using advanced rendering technologies for realistic lighting, weather and atmospheric effects, for creating new types of virtual assets and for other effects that heighten artistic detail and increase player engagement. Since inception, we have been developing our proprietary engine, Flexi. Unlike mainstream commercial engines, we are developing Flexi to allow us to save on royalty costs and retain ownership of our modifications to engines. We are currently creating an AAA game fully utilizing the Flexi engine to display its incredible capabilities. Most commercial engines are designed for single session games and small number of concurrent players in a specific geo location. Our goal with Flexi, however, is to have the capability to handle a greater number of players in a particular area, which can be utilized for larger games with robust user interactions. Our micro-influencer business, NOIZ, strives to build an influencer marketing platform for brands to directly engage with small to-midsized influencers, through which influencers can reach millions of video game consumers and generate additional revenue at a cost advantage.
Robust financial profile combined with proven track-record of capital efficiency and growth:   We have a robust financial profile, combined with a proven track-record of capital efficiency and growth. Between 2019 and 2021, our net revenue grew by 23.7%, representing a compound annual growth rate of 11.2%. Our net loss of $(15.2) million in 2019 grew to a net income of $29.8 million in 2020 and was $7.9 million in 2021. Meanwhile, our Adjusted EBITDA grew from $(15.1) million in 2019 to $39.2 million in 2020 and was $25.5 million in 2021. We are focused on an organic growth strategy in our already successful video gaming business, but also on leveraging the same IP across multiples vectors of digital entertainment and technology.
Visionary management team well versed in industry and business:   We attribute much of our success to our visionary senior management and business development teams, which have a deep understanding of games and global video markets and aim to build innovative products for gamers. Our Founder and Chairman, Mr. Shi, is also the founder and Chief Executive Officer of Suzhou Snail and is a pioneer in the video game industry and the sandbox survival genre. Mr. Shi is responsible for our overall vision, which has included adapting our business model for the global markets, focusing on premium games and investing in video game development and publishing in North America and Europe. Our Chief Executive Officer, Jim Tsai, has 25 years of experience developing and publishing video games in both Asia and the United States. Our founder and other members of our management and business development teams are seasoned gamers, who lead and provide insight into gaming development from a first-hand user’s perspective. We operate in an ecosystem in which our leaders employ a hands-on approach, as each developer is able to get direct contact with our founder and receive one-on-one feedback and mentorship.
Our Growth Strategy
Continue to grow our successful ARK: Survival Evolved franchise:   As one of the most creative and innovative companies in our industry, our primary strategy is to capitalize on our franchise and focus on delivering unique games and content, offering services that extend and enhance the experience, and connecting more players across more platforms. We believe the breadth and depth of our multi-platform, services offerings, and our use of multiple business models and distribution channels provide us with strategic advantages. We have established ourselves as a market leader and will continue to enhance our market-leading gaming franchises including ARK: Survival Evolved, Atlas, Last Oasis, Dark and Light and Outlaws of the Old West. We focus on publishing high-quality content, regularly updating our games after launch to encourage social interactions, adding new content and features, and improving monetization. For example, we have released five paid DLCs since the original release of ARK: Survival Evolved to support further growth in our ARK franchise.
Continue to build a strong pipeline of new content via Snail Games USA and our independent label, Wandering Wizard:   Building on our strong established franchises and creating new franchises through compelling new content is at the core of our business. We are always seeking ways to expand our portfolio of franchises, launching new intellectual property or rolling out innovative platform for gamers to remain engaged and have a unique experience. We endeavor to reach as many consumers as possible by offering our content on multiple platforms and delivering compelling experiences across multiple business models. Currently, we have five console and PC games under development that are expected to be released in the next five years. Our independent label, Wandering Wizard, allows us to publish independent games of different graphical quality and different genres at lower acquisition cost while utilizing our proven development and distribution strategies. Titles published under Wandering Wizard include Outlaws of the Old West and Expedition Agartha. In addition to spending on advertising, we invest in the research and development of new games as a form of marketing to increase our exposure. We believe that utilizing resources in this manner allows us to better leverage our areas of developmental expertise before launching a title. Each new game serves as an opportunity to market ourselves, expose audiences to the sandbox survival genre, engage with existing players, and monetize on our platform’s full breadth of opportunities.
Continue to expand NOIZ, our micro-influencer marketing business, and use the platform to bolster our marketing initiatives and eCommerce revenue:   We are focused on reaching more players whenever and wherever they want to play. We believe that we can add value to our network by utilizing content creators and micro-influencers to connect to a world of play by offering an interactive platform for players to engage in. We created our proprietary, full-service marketing platform, NOIZ, where we have direct relationships with influencers and save on third-party costs. NOIZ helps aspiring game streamers and game companies reach a wider audience, diversify marketing spend and income streams, and build their own brands easily and professionally at a large scale. Influencers can join the platform and play for free over a three day period. NOIZ provides speed and payment to influencers, in addition to speed in the execution of marketing campaigns since no large scale agencies are involved. NOIZ benefits all of our marketing and promotional initiatives and serves as a source of eCommerce revenue. NOIZ is designed so that clients can choose to work on campaigns on their own or directly with our creative campaign managers in an end-to-end managed campaign process, with 24/7 support, by paying a fee. The management team at NOIZ is comprised of eSports and gaming industry veterans and has worked with clients such as Square Enix, Sega, Stunlock Studios, Facebook, Sansar, TikTok, Bose, Softgiving, Omaze. NOIZ directly contributes to our video game growth because each influencers’ interaction with our games to their followers is a sales opportunity. Micro- and macro-influencers have taken advantage of NOIZ’s unique program, through which they receive a portion of the revenue from the video games they help sell. Through NOIZ, we can also collect data used to analyze new trends and self-market our products.
Continue investing in new technologies and platforms to efficiently capitalize on emerging trends:   We provide a variety of digitally delivered products and games that are played online and on mobile platforms, such as tablets and smartphones; as such, there are various opportunities for us to grow and enhance profitability. We will continue investing in new distribution channels such as medias of streaming, animation, television and eSports as opportunities in platform distribution as well as DLCs arise to expand our reach and grow our business. We invest in the development of interactive entertainment products for new distribution channels, which incorporate a new technology or business model that enables us to compete more effectively against our peers. For our future games, we ultimately aim to build a metaverse in which users can create their own gameplay content and interact in a virtual world with other players over a secured network. We intend to build our metaverse using our Flexi engine, which will allow for better data management and hosting of significantly more players per server. We intend to hold competitions where players can submit created content and receive rewards, with the potential of incorporation into a new map as DLC with the assistance of our development team.
Scale our operations through international market expansion and strategic acquisitions:   In line with our growth strategy, we plan to complete acquisitions to expand our gaming offerings, obtain talent, and expand into new markets. We continue to evaluate strategic acquisition opportunities in areas such as studios, publishers, and agencies. We may also pursue joint ventures or establish subsidiaries with strategic partners as well as make investments in interactive gaming and entertainment business as part of our long-term business strategy. The global market for interactive entertainment continues to grow, and we seek to increase our presence internationally, particularly in South America, where video game demand is expected to increase as the region advances in technology. We have existing relationships and customers in South America and which we hope will continue to grow. We retain licensing rights to our intellectual properties in certain regions and intend to build on our existing licensing relationships and also continue to expand on license distribution strategies to grow our international business. As a result, we are actively exploring international strategic opportunities that fit our needs and culture. We also intend to release a Spanish version of NOIZ, expand publishing in South America, increase public relations and game announcements in the region, and grow our number of Spanish translators. We also seek to expand our licensing opportunities to new platforms and other geographies. We are continuing to execute on our growth initiatives where our strategy is to broaden the distribution of our licensing opportunities. We intend to continue to build on our licensing relationships and also continue to expand on distribution strategies to grow our business. Furthermore, the growth and development of electronic commerce will enable us to explore more licensing opportunities across various geographic regions.
Our Games
ARK: Survival Evolved:   Our flagship franchise, ARK: Survival Evolved, is an action-adventure survival sandbox game set in an open-world environment with a dynamic day-night cycle. Players must survive being stranded on an island filled with roaming dinosaurs and other prehistoric animals, natural hazards, and potentially hostile human players. The game, ranked #1 by market share within the sandbox survival genre, released to Early Access in June 2015 and to retail in August 2017. The game supports consoles (PS4, Xbox One, Xbox Series X/S, Nintendo Switch), PCs and mobile (Android, iOS). We developed ARK in partnership with Studio Wildcard, and have released five expansion packs, or DLCs.
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Scorched Earth.   A desert map with minimum water and extreme weathers. The DLC was released on September 2016.

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Aberration.   A radiation style expansion pack to explore the mysterious underground world. The DLC was released on December 2017.

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Extinction.   A mechanical style expansion pack themed to fight against giant titans and save the post-apocalyptic earth. The DLC was released on November 2018.

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Genesis 1 & 2.   A mission-based gameplay DLC with the ability to explore new worlds and mysterious stories. The DLCs were released in February 2020 and in June 2021, respectively.

Last Oasis:   Developed in connection with our wholly owned subsidiary, Donkey Crew, Last Oasis is a Nomadic Survival MMO with a focus on PvP, clan warfare and social interactions. Set in the unique world where the Earth has stopped rotating, the last human survivors need to outrun the scorching Sun using giant wind walkers to avoid the ever moving cloud of magic mist. The game was released by Early Access on March 2020, and currently supports consoles (Xbox One and Xbox Series X/S) and PCs.
Atlas:   Developed in partnership with Grapeshot Games, Atlas is a pirate themed sandbox survival game. The game features a massive world, using latest network technology, allowing for an infinite array of islands to explore and inhabit as the players sees fit. The game was released by Early Access on December 2018 and supports consoles (Xbox One, Xbox Series X/S) and PCs.
Our Technology
We employ industry standard game engines for the majority of our games, which allows flexibility and accelerated game development. Our proprietary code modifies the game engines to fit the needs and features of our games as necessary, and for franchises like ARK, we are able to leverage that proprietary code in the development of new DLCs for existing games and development of entirely new games. We retain ownership of all code developed for our proprietary engine, Flexi, which is currently being used to develop certain games in our pipeline with the expectation of launching to external developers in the near future.

We offer an industry-leading micro-influencer platform, NOIZ, through which influencers can connect with brands in need. We continue to make technological enhancements to NOIZ, with a focus on streamlining the process to connect brands with influencers, and facilitating and simplifying the agreements that need to be executed between the two parties.
Our Competition
The interactive entertainment market is highly competitive and evolves rapidly as new games, content and features are introduced. We compete with other interactive entertainment companies such as Activision Blizzard, Inc., Electronic Arts Inc., Take-Two Interactive, Ubisoft, Epic Games, Tencent, Zynga, Netmarble, Sony, Microsoft and Nintendo primarily for game development on consoles, PCs and mobile devices. Across the sandbox survival game genre, we primarily compete with Embracer Group, Saber Group, Enand Global 7, FunCom, Axolot Games, and Facepunch Studios. We also face competition from other independent developer studios. Important factors in the video game development and publishing industries include innovation, creative and technical talent, game quality, brand recognition, platform compatibility, pricing, accessibility to distribution channels and customer service.
Our micro-influencer platform NOIZ competes against other growth-stage companies in the space, such as Lurkit and Rainmaker Collective, although NOIZ is the only micro-influencer platform currently in the operating stage.
Our broader competitors include other providers of digital entertainment, such as film, television, social networking, streaming and music.
Regulatory Matters
We are subject to various federal, state and international laws and regulations that affect companies conducting business on the Internet and mobile platforms, including those relating to privacy, use and protection of player and employee personal information and data (including the collection of data from minors), the Internet, behavioral tracking, mobile application, content, advertising and marketing activities (including sweepstakes, contests and giveaways) and anti-corruption. Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our players and deliver products and services, which significantly increase our compliance costs. As our business expands to include new uses or collection of data that are subject to privacy or security regulations and our operations continue to expand across the globe, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny.
For more information regarding risks relating to data privacy and security, see “Risk Factors — Risks Related to Legal or Regulatory Compliance — Changing data privacy and security laws and regulations in the jurisdictions in which we or our consumers do business could increase the cost of our operations and subject us to possible sanctions, civil lawsuits (including class action or similar representative lawsuits) and other penalties; such laws and regulations are continually evolving. Our platform and service providers’ actual or perceived failure to comply with these laws and regulations could harm our business, financial condition and results of operations.”
Intellectual Property
Similar to other interactive entertainment companies, our business is significantly dependent on the creation, acquisition, use and protection of intellectual property. Some of this intellectual property is in the form of software code, other technology, and trade secrets that we use to run our games. Other intellectual property includes of copyrighted audio-visual elements that consumers can see, hear, and interact with when they are playing our games. Most of the intellectual property we use is licensed to us by third-party game developers. We obtain such intellectual property rights through licenses and service agreements, and such licenses may limit our use of such intellectual property to specific uses and for specific time periods. We seek to advance and maintain our business through both a combination of licensed and owned intellectual property.

As of December 31, 2021, we owned the following trademarks related to the business: 15 registered trademarks in the United States and two registered trademarks in non-U.S. jurisdictions. As of December 31, 2021, we did not have any pending trademark registration applications. As of December 31, 2021, we owned nine registered United States copyrights. As of December 31, 2021, we owned one issued U.S. design patent and one pending U.S. design patent application through one of our subsidiaries, which is scheduled to expire in 2033, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Additionally, we have registered domain names for websites that we use in our business, such as snailgamesusa.com and playark.com.
A majority of our revenue is derived from licensed intellectual property, such as our ARK franchise. We license the intellectual property underlying our ARK franchise from SDE, the parent company of Studio Wildcard. SDE is controlled by the spouse of Mr. Shi, our Founder and Chairman. We entered into an original exclusive software license agreement with SDE in November 2015, for the rights to ARK: Survival Evolved, and subsequently amended and restated such agreement as the ARK1 License Agreement on September 20, 2022. Pursuant to the ARK1 License Agreement, we obtained an exclusive worldwide license to publish and sell ARK: Survival Evolved, and we owe SDE monthly payments of $1.5 million, a 25% royalty on ARK: Survival Evolved revenue, as well as one-time payments of $5.0 million for each additional DLC developed pursuant to the ARK1 License Agreement. The ARK1 License Agreement imposes obligations on us to, among other things, maintain servers and websites, promote ARK: Survival Evolved, pay all necessary game engine fees and take commercially reasonable efforts to protect the game from piracy and hacking. The initial term of the ARK1 License Agreement continues until December 31, 2035, and will renew automatically for three-year terms unless terminated by either party with 365 days’ prior written notice. The ARK1 License Agreement also contains a right of first refusal for any offer to acquire all or any part of SDE’s business on terms consistent with such offer. Pursuant to the ARK1 License Agreement, payments made by us to SDE for any derivative ARK game (such as ARK 2) shall be credited against our payment obligations under the ARK1 License Agreement. In 2021, 2020 and 2019, we paid $18.0 million, $24.1 million and $5.0 million, respectively, in license costs and $21.5 million, $20.7 million and $20.0 million, respectively, in royalty payments pursuant to the ARK1 License Agreement.
On April 27, 2022, upon payment of $5.0 million, we entered into an agreement with SDE securing our rights to ARK 2 (“ARK2 License Agreement”), on terms similar to the ARK1 License Agreement, with an initial term continuing until December 31, 2037. Pursuant to the ARK2 License Agreement, once ARK 2 has commercially launched, we will begin making monthly payments of $1.5 million, a 25% royalty on ARK 2 and one-time payments of $5.0 million for each additional DLC developed pursuant to the ARK2 License Agreement. The $5.0 million up-front payment will be credited against any future monthly payments to SDE under the ARK2 License Agreement.
In addition to our primary licenses for the ARK franchise, we are also party to other licensing agreements with Suzhou Snail Digital Technology Co., a related party and an entity controlled by Mr. Shi, relating to the intellectual property for our mobile games. Under these license agreements, we receive an exclusive, sublicensable license to use, publish, distribute, market, operate and service games from third parties. The license agreements call for the developers to develop a certain number of titles for us, while we are responsible for the operation and launch of such games including the marketing, strategy, billing, and server maintenance for such games. In these agreements, payment terms will frequently include royalty payments to developers in the low to mid double-digit percentages range and will occasionally include up-front licensing payments. Under these agreements, the developer will own all of the intellectual property, and the agreements can be terminated for breach with a period to cure, for insolvency, or for our nonpayment. In 2021, 2020 and 2019, we accrued $0.7 million, $0.8 million and $1.3 million, respectively, in license costs, which we record as accounts payable to parent.
Further, our products that play on consoles and mobile platforms include technology that is owned by the platform provider and is licensed non-exclusively to us for use in the relevant product. We also license technology from providers other than console manufacturers in developing our content and services. While we may have renewal rights for some licenses, our business is dependent on our ability to continue to obtain the intellectual property rights from the owners of these rights on reasonable terms and at reasonable rates.
We are actively engaged in enforcement of our copyright, trademark, patent and trade secret rights against potential infringers of those rights along with other protective activities, including monitoring online channels for distribution of pirated copies and participating in various enforcement initiatives, education programs, and legislative activity around the world. For our PC products, we use technological protection measures to prevent piracy and the use of unauthorized copies of our products. For other platforms, the platform providers typically incorporate technological protections and other security measures in their platforms to prevent the use of unlicensed products on those platforms.
For more information regarding risks relating to data privacy and security, see “Risk Factors — Risks Related to Intellectual Property.”
Facilities
Our principal executive offices, which we own, are located at 12049 Jefferson Boulevard, Culver City, California 90230. Our Term Loan is secured by our principal executive offices. We also lease additional facilities to support our operations. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and expand into new locations. We believe suitable additional space will be available as needed to accommodate our needs.
Human Capital Resources
As of December 31, 2021, we had 63 full-time employees worldwide, of whom approximately 76% are based in North America and approximately 24% are based in Europe, the Middle East and Africa (“EMEA”) region. We have approximately 38% of employees dedicated to technology and content development, 25% to marketing and 37% to general administration. Through our partnerships, we also have access to 602 additional team members, approximately 73% are dedicated to technology and content development. We do not have any part-time employees nor do we have any unions or collective bargaining agreements with any of our employees. We work to identify, attract and retain employees who are aligned with and will help us progress towards our mission, and we seek to provide competitive cash and equity compensation.
Legal Proceedings
From time to time, we are subject to various claims, complaints and legal actions in the normal course of business. In addition, we may receive notifications alleging infringement of patent or other intellectual property rights.
On December 1, 2021, we and Studio Wildcard sent a notice of claimed infringement (the “DCMA Takedown Notice”) to Valve Corporation, which operates the Steam platform, pursuant to the Digital Millennium Copyright Act (“DCMA”). The DCMA Takedown Notice concerns a videogame titled Myth of Empires, which was developed by Suzhou Angela Online Game Technology Co., Ltd. (“Angela Game”) and published by Imperium Interactive Entertainment Limited (“Imperium”). The DCMA Takedown Notice alleges that Angela Game and Imperium misappropriated the copyrighted source code of ARK: Survival Evolved and used it to develop the game Myth of Empires. The DCMA Takedown Notice requested that Steam cease distributing Myth of Empires and remove the game from the Steam platform. Steam complied with the DCMA Takedown Notice and removed Myth of Empires from its platform. The DCMA Takedown Notice was also sent to Tencent Cloud LLC (“Tencent”), which hosts the U.S. servers for users who downloaded the game before it was removed from Steam, but Tencent has not complied with the DCMA Takedown Notice.
On December 9, 2021, Angela Game and Imperium filed a complaint against us and Studio Wildcard in the United States District Court for the Central District of California in response to the DCMA Takedown Notice. The lawsuit seeks a declaratory judgment on non-liability for copyright infringement and non-liability for trade secret misappropriation, as well as unspecified damages for alleged misrepresentations in the DCMA Takedown Notice. Angela Game and Imperium also filed an application for a temporary restraining order asking the court to order us and Studio Wildcard to rescind the DCMA Takedown Notice so that Steam could once again reinstate Myth of Empires for download. On December 20, 2021, we and Studio Wildcard filed an answer to the complaint, which included counterclaims against Angela Game and Imperium and a third-party complaint against Tencent seeking unspecified damages resulting from the alleged copyright infringement and misappropriation of trade secrets in connection with the ARK: Survival Evolved source code. On December 23, 2021 the court denied the application for a temporary restraining order and issued an order to show cause as to why a preliminary injunction should not be issued. On January 31, 2022, a hearing was held on the order to show cause, and the court issued an order denying the preliminary injunction.
On February 3, 2022, Angela Game and Imperium appealed the order to the Ninth Circuit Court of Appeals, claiming that the district court judge abused her discretion in denying the injunction. On October 6, 2022, the Ninth Circuit issued an order affirming the district court’s denial of the injunction. The district court has appointed a neutral expert to compare the parties’ computer code and issue a report to the court about the extent of similarities. The parties have also retained their own experts to compare the code. The district court has set no discovery deadlines or a trial date. At this time, we are unable to quantify the magnitude of the potential loss should the plaintiffs’ lawsuit succeed. We have not recorded any accrual as the legal costs are being borne by Studio Wildcard.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding the persons who will serve as our executive officers and directors upon the consummation of the Transactions.
Name	Age	Position
Executive Officers
Jim S. Tsai(2)(3)	63	Chief Executive Officer and Director
Heidy Chow(1)	44	Chief Financial Officer and Director
Peter Kang(3)	41	Chief Operating Officer and Director
Non-Employee Directors
Hai Shi	49	Founder and Chairman of the Board of Directors
Ying Zhou(2)	48	Director
Sandra Pundmann(1)(3)	63	Director Nominee
Neil Foster(1)(2)	60	Director Nominee

(1)
Member of Audit Committee.

(2)
Member of Compensation Committee.

(3)
Member of the Nominating and Corporate Governance Committee.

Executive Officers
Jim S. Tsai has been a member of our Board of Directors since January 11, 2022. He has been a member of Snail Games USA’s Board of Directors since November 2021. He has served as its Chief Executive Officer since November 2021. He previously served as Snail Games USA’s Chief Operating Officer from October 2020 to November 2021. From October 2015 to September 2020, Mr. Tsai served as chief executive officer of SDE Inc., a video game developer company. Prior to that, Mr. Tsai served as Vice President of Snail Games USA Inc. from April 2014 to September 2015. Mr. Tsai holds a Bachelor of Fine Arts from Chinese Culture University.
Heidy Chow has been a member of our Board of Directors since January 11, 2022. She has been a member of Snail Games USA’s Board of Directors since November 2021. She has served as its Chief Financial Officer since September 2020. Prior to joining the Company, Ms. Chow was a partner with the Pun Group, LLP from August 2015 to September 2020. From July 2014 to June 2015, Ms. Chow served as a manager of Ernst and Young, a certified public accounting and advisory firm. Since December 2019, Ms. Chow has also served as chair of the audit committee for Franklin Wireless Corp. Ms. Chow holds a Bachelor of Science degree from California Polytechnic University of Pomona. Ms. Chow is currently a licensed CPA from the California Board of Accountancy.
Peter Kang has been a member of our Board of Directors since January 11, 2022. He has been a member of Snail Games USA’s Board of Directors since November 2021. He has served as Snail Games USA’s Chief Operating Officer since December 2021, a role he previously held from December 2012 to October 2020. Mr. Kang served as Snail Games USA’s Vice President of Business Development from October 2020 to November 2021, and also served as director of Snail Games USA’s business development unit between 2015 and 2020 and as a producer of our game operations team between 2012 and 2015. From 2018 to 2021, Mr. Kang acted as a representative of the Managing Director for Eminence Corp. DBA Noiz.gg. Mr. Kang holds a Bachelor of Science in Microbiology, Immunology and Molecular Genetics from the University of California at Los Angeles.
Non-Employee Directors
Hai Shi has been a member of our Board of Directors since January 11, 2022. He has been a member of Snail Games USA’s Board of Directors since its incorporation and served as Snail Games USA’s Chief

Executive Officer from its inception to November 2021. Prior to forming Snail Games USA Inc., Mr. Shi founded and has served as chairman and chief executive officer of Suzhou Snail Digital Technology Co., Ltd. since April 2001. Mr. Shi has been an active participant of the gaming industry for more than twenty years. Mr. Shi holds a Bachelor of Fine Arts from Nanjing Normal University. We believe Mr. Shi’s executive management and gaming experience make him well qualified to serve as our chairman.
Ying Zhou has been a member of our Board of Directors since January 11, 2022. She has been a member of Snail Games USA’s Board of Directors since November 2021. Since September 2020, Ms. Zhou has served as Chief Executive Officer of SDE Inc., a gaming investment company. Since November 2000, Ms. Zhou served as vice president Suzhou Snail Digital Technology Co., Ltd., and since 2011, Ms. Zhou served as a director for Suzhou Snail Digital Technology Co., Ltd. Ms. Zhou holds a Bachelor of Fine Arts from Nanjing Normal University. We believe Ms. Zhou’s experience in executive management roles and gaming experience make her well qualified to serve as a director.
Sandra Pundmann Ms. Pundmann recently retired as a Senior Partner from Deloitte, a global accounting and professional service firm where she served from 1996 to 2021. From 2015 to 2020, Ms. Pundmann was the U.S. Managing Partner of Internal Audit within Risk and Financial Advisory, a member of the Global Internal Audit Executive team, America’s Operational Risk leader and a senior Technology, Media & Telecommunications (TMT) partner serving start-up to Fortune 10 companies in a variety of industries. Ms. Pundmann has an MBA from the University of Missouri-St. Louis and a Bachelor of Science in Accounting and Computer Information Systems from Missouri State University. We believe Ms. Pundmann’s experience in serving technology and media companies and extensive governance, audit, financial, risk management, accounting and internal controls experience arising from 40 years of public and corporate roles make her well qualified to serve as a director.
Neil Foster has over 30 years of experience in senior leadership positions at the nexus of technology and media with executive functional oversight including finance, strategy, technology, human resources, and legal. His executive career spans senior operating roles navigating the digital transformation of media in the recorded music business with Sony Music Entertainment (SONY) and in video gaming with Take-Two Interactive (TTWO). From 2015 until the company’s sale to Paltalk in late 2016, Neil previously served on the board of SNAP Interactive, Inc., a publicly traded developer and operator of dating applications for social networking websites and mobile platforms. Neil began his career as a management consultant at McKinsey & Company, Inc. He holds a BComm undergraduate degree from the University of Toronto, an MBA from Harvard University, and is a Canadian Chartered Accountant. We believe Neil’s experience in finance and operations in media companies makes him well qualified to serve as a director.
Family Relationships
Mr. Shi and Ms. Zhou are husband and wife. There are no other family relationships among any of the individuals who serve as directors or executive officers of Snail.
Corporate Governance
Controlled Company Exemption
Upon completion of this offering, Mr. Shi will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under Nasdaq corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:
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that we have a compensation committee or nominating and corporate governance committee;

•
that a majority of our board of directors consist of “independent directors,” as defined under the rules of Nasdaq;

•
that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
that we have an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act, and the rules of Nasdaq within the applicable time frame.
Board of Directors
Upon the consummation of this offering, our board of directors will be composed of seven members. Our amended and restated certificate of incorporation will provide that all of our directors will be elected annually at the annual meeting of the stockholders until the first date on which either (1) Mr. Shi and Ms. Zhou and their respective affiliates no longer hold more than 50% of the voting power of our outstanding shares of common stock or (2) we no longer qualify as a “controlled company” under the Nasdaq rules in effect on the date of this offering, at which time our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. For further information, see the section entitled “Description of Capital Stock — Anti-Takeover Provisions — Certificate of Incorporation and Bylaws — Classified Board.”
Director Independence
In connection with this offering, our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that each of Sandra Pundmann and Neil Foster is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq, representing approximately 29% of our seven directors. In making these determinations, our board of directors reviewed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and any transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Board Committees
Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.
Each of the audit committee, the compensation committee and the nominating and corporate governance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, compensation committee and nominating and corporate governance committee charters will be available in the investors section of our corporate website substantially concurrently with the closing of this offering. References to our corporate website in this prospectus does not include or incorporate by reference the information on our corporate website into this prospectus
Audit Committee
Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will be responsible for, among other things:
•
appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•
discussing with our independent registered public accounting firm their independence from management;

•
reviewing with our independent registered public accounting firm the scope and results of their audit;

•
approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•
overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•
reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•
establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee consists of Heidy Chow, Sandra Pundmann and Neil Foster, with Ms. Pundmann serving as chair. Our board of directors has affirmatively determined that Ms. Pundmann and Mr. Foster each meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations. Under applicable Nasdaq listing standards and SEC rules and regulations, we are permitted to phase in our compliance with the audit committee independence requirements as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Within one year of our listing on Nasdaq, we intend to ensure that all members of our audit committee will meet the applicable independence requirements under Nasdaq listing rules and Rule 10A-3 of the Exchange Act.
In addition, our board of directors has determined that each member of our audit committee is financially literate, and that Ms. Pundmann is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act.
Compensation Committee
Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting compensation;

•
reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•
reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements;

•
reviewing and approving compensation (including equity-based compensation) for our non-employee directors; and

•
appointing and overseeing any compensation consultants.

Our compensation committee consists of Jim Tsai, Ying Zhou and Neil Foster, with Ms. Zhou serving as chair. Our board of directors has affirmatively determined that Mr. Foster meets the requirements for independence under the current Nasdaq listing standards (including Nasdaq’s controlled-company exemption) and that he is a non-employee director, as defined in Section 16b-3 of the Exchange Act.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:
•
identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•
recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;

•
evaluating the overall effectiveness of our board of directors; and

•
developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Our nominating and corporate governance committee consists of Jim Tsai, Peter Kang and Sandra Pundmann, with Mr. Tsai serving as chair. The composition of our nominating and corporate governance committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption.
Role of the Board in Risk Oversight
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The audit committee is also responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.
Code of Business Conduct and Ethics
Our board of directors will adopt code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Substantially concurrently with the closing of this offering, a current copy of the code will be posted on the investor section of our corporate website.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is an officer or one of our employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
We are an emerging growth company as defined in the JOBS Act. As an emerging growth company, we have reduced disclosure obligations regarding executive compensation compared to companies that are not emerging growth companies. Under the JOBS Act, we will remain an emerging growth company for the first five fiscal years after we complete our initial public offering, unless (a) we have total annual gross revenues of $1.235 billion or more, (b) we issue more than $1 billion in non-convertible debt over a three-year period, or (c) we are deemed to be a “large accelerated filer” under the Exchange Act.
Summary Compensation Table
The following table sets forth information concerning the compensation paid to our principal executive officer, our two other most highly compensated executive officers during our fiscal year ended December 31, 2021 and our former chief executive officer (collectively referred to as our “named executive officers,” or “NEOs”).
2021 SUMMARY COMPENSATION TABLE
Name	Principal Position(1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Non qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Hai Shi	Founder, Chairman	2021	375,231	—	—	—	—	—	22,224	397,455
Heidy K. Chow	Chief Financial Officer	2021	380,000	—	—	—	—	—	7,537	387,537
Jim Tsai	Chief Executive Officer	2021	374,423	—	—	—	—	—	7,933	382,356
Peter Kang	Chief Operating Officer	2021	252,500	—	—	—	—	—	22,657	275,157

(1)   •
Mr. Hai Shi stepped down as Chief Executive Officer on November 1, 2021. He remains our Chairman.

•
Mr. Tsai became our Chief Executive Officer as of November 1, 2021.

•
Mr. Kang became our Chief Operating Officer as of December 1, 2021.

(2)
Represents health care benefits paid for by the Company.

Narrative to the Summary Compensation Table
In 2021, the primary element of compensation for our NEOs was base salary. NEOs are also eligible to receive annual bonuses at the discretion of the Company’s board of directors. The NEOs also participate in employee benefit plans and programs that we offer to our other full-time employees on the same basis, including, starting in May 2021, the Company also began providing employer matching contributions to the Company’s 401(k) plan.
Employment Arrangements
We have entered into employment letters with Mr. Tsai and Mr. Kang, as well as an offer letter with Ms. Chow, the terms of each of which are summarized below.
On November 1, 2021, we entered into an amended employment letter with Mr. Tsai, our Chief Executive Officer as of November 1, 2021, under which he is employed at-will. The amended employment letter provides for a base salary of $660,000.
On December 1, 2021, we entered into an amended employment letter with Mr. Kang, our Chief Operating Officer as of December 1, 2021, under which he is employed at-will. The amended employment letter provides for a base salary of $300,000.

On August 18, 2020, we entered into an offer letter with Ms. Chow, our Chief Financial Officer, under which she is employed at-will. Ms. Chow’s offer letter provides for a base salary of $380,000.
Mr. Tsai, Mr. Kang and Ms. Chow will be eligible to participate in our stock option plans (once established). Their respective annual bonuses are to be determined by our board of directors, and they are each eligible to participate in our benefit plans. Mr. Tsai and Ms. Chow have agreed not to compete with us during the term of their employment, and to not solicit any of our customers or employees during a two-year restricted period following termination of employment.
Restrictive Covenants
All employees, including the NEOs, are subject to customary confidentiality obligations and intellectual property protection covenants.
Other Elements of Compensation
Retirement Savings and Health and Welfare Benefits
In 2021, we adopted a 401(k) plan for our employees (including our named executive officers) who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. They receive a matching contribution equal to 50% of the participant’s own contribution, up to 5% of the participant’s eligible compensation.
All of our full-time employees, including our NEOs, are eligible to participate in a broad array of customary health and welfare plans.
Equity Compensation
We have not granted any equity compensation and therefore our NEOs did not have any outstanding equity awards at 2021 fiscal year end.
Snail, Inc. 2022 Omnibus Incentive Plan
Our new 2022 Omnibus Incentive Plan (the ‘‘2022 Plan”) will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. The 2022 Plan provides for the grant of equity- and cash-based awards to our employees, consultants, service providers and non-employee directors. The following is a summary of the material terms of the 2022 Plan. This summary is not a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, which has been filed as an exhibit to the registration statement of which this prospectus is a part.
Administration.   The 2022 Plan will be administered by the compensation committee of our board of directors (the “Committee”), unless another committee is designated by our board of directors. The Committee will have the authority to, among other actions, determine eligible participants, the types of awards to be granted, the number of shares covered by any awards, the terms and conditions of any awards (and amend any terms and conditions) and the methods by which awards may be settled, exercised, cancelled, forfeited or suspended. The Committee may interpret and administer the 2022 Plan or any award thereunder and make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2022 Plan.
Shares Reserve; Adjustments.   The maximum number of shares of our Class A common stock available for issuance under the 2022 Plan will not exceed 5,718,000. The total number of shares of our Class A common stock available for issuance under the 2022 Plan will be increased on the first day of each fiscal year following the effective date of the 2022 Plan by an amount equal to the least of (i) 5,718,000, (ii) 1% of the aggregate number of shares of our Class A and Class B common stock outstanding (on a fully-diluted basis) on the last day of the immediately preceding fiscal year and (iii) such number of shares of Class A common stock as determined by our board of directors. Any shares underlying substitute awards, shares remaining available for grant under a plan of an acquired company and awards that are forfeited, cancelled, expired, terminated or are otherwise lapsed, in whole or in part, or are settled in cash or withheld by us in respect of taxes (other than with respect to stock options or stock appreciation rights), will become available for future grant under our 2022 Plan.

In the event of certain changes in our corporate structure, including any extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, spin-off, or other similar corporate transaction or event affecting our common stock, or changes in applicable laws, regulations or accounting principles, the Committee will make appropriate adjustments to prevent undue enrichment or harm to the number and type of common stock subject to awards, and to the grant, purchase, exercise or hurdle price for any award.
Non-Employee Director Limits.   Under the 2022 Plan, the maximum number of shares of our Class A common stock subject to an award granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year, in respect to the director’s service as a member of our board of directors during such year, shall not exceed $750,000 in total value.
Stock Options.   The 2022 Plan permits the grant of incentive stock options to employees and/or nonstatutory stock options to all eligible participants. The exercise price of stock options may not be less than the fair market value of our Class A common stock on the grant date, provided that if an incentive stock option is granted to a 10% stockholder, the exercise price may not be less than 110% of the fair market value of our Class A common stock. Each stock option agreement will set forth the vesting schedule of the options and the term of the options, which may not exceed 10 years (or five years in the case of an incentive stock option granted to a 10% stockholder). The Committee will determine the method of payment of the exercise price. The Committee may provide in an applicable award agreement that, to the extent a stock option is not previously exercised as to all of our Class A common stock subject thereto, and, if the fair market value of one share of our Class A common stock is greater than the exercise price then in effect, then the stock option shall be deemed automatically exercised immediately before its expiration.
Stock Appreciation Rights.   The 2022 Plan permits the grant of stock appreciation rights, which entitle the holder to receive shares of our Class A common stock or cash having an aggregate value equal to the appreciation in the fair market value of our Class A common stock between the grant date and the exercise date, times the number of shares of our Class A common stock subject to the award. The exercise price of stock appreciation rights may not be less than the fair market value of our Class A common stock on the date of grant. Each stock appreciation rights agreement will set forth the vesting schedule of the stock appreciation rights. The Committee may provide in an applicable award agreement that, to the extent a stock appreciation right is not previously exercised as to all of our Class A common stock subject thereto, and, if the fair market value of one share of our Class A common stock is greater than the exercise price then in effect, then the stock appreciation right shall be deemed automatically exercised immediately before its expiration.
Restricted Stock and Restricted Stock Units.   The 2022 Plan permits the grant of restricted stock and restricted stock units. Restricted stock awards are grants of shares of Class A common stock, subject to certain condition and restrictions as specified in the applicable award agreement. Restricted stock units represent the right to receive shares of Class A common stock (or a cash amount equal to the value of our Class A common stock) on future specified dates. The Committee will determine the form or forms in which payment of the amount owing upon settlement of a restricted stock unit may be made.
Performance Awards.   The 2022 Plan permits the grant of performance awards which are payable upon the achievement of performance goals determined by the Committee. The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a performance award.
Other Cash-Based Awards and Other Stock-Based Awards.   The 2022 Plan permits the grant of other cash-based and other stock-based awards, the terms and conditions of which will be determined by the Committee and specified in the applicable award agreement.
Termination of Service.   In the event of a participant’s termination of service, as defined in the 2022 Plan, the Committee may determine the extent to which an award may be exercised, settled, vested, paid or forfeited prior to the end of a performance period, or the effect of such termination on the vesting, exercise or settlement of an award.
Change in Control.   In the event of a change in control, as defined in the 2022 Plan, the Committee may take certain actions with respect to outstanding awards, including the continuation or assumption of awards, substitution or replacement of awards by a successor entity, acceleration of vesting and lapse of restrictions, determination of the attainment of performance conditions for performance awards or cancellation of awards in consideration of a payment.
Dissolution or Liquidation.   In the event of the dissolution or liquidation of our company, each award will be terminated immediately prior to the consummation of such action, unless otherwise determined by the Committee.
No Repricing.   Except pursuant to an adjustment by the Committee permitted under the 2022 Plan, no action may directly or indirectly reduce the exercise or hurdle price of any award established at the time of grant without stockholder approval.
Plan Amendment or Suspension.   Our board of directors has the authority to amend, suspend, discontinue or terminate the 2022 Plan, provided that no such action may be taken without stockholder approval if the approval is required by applicable law or the rules of the stock market or exchange, if any, on which the shares are principally quoted or traded. No amendment may in general adversely and materially affect a participant’s rights under any award without such participant’s written consent.
Term of the Plan.   No awards may be granted under the 2022 Plan after the earlier of the following events: (i) our board of directors terminates the plan, (ii) the maximum number of shares available for issuance has been issued or (iii) 10 years from the effective date of the 2022 Plan.
Director Compensation
Mr. Shi did not receive any additional compensation for his service in his capacity as a director in the year ended December 31, 2021. In addition, we have not granted any equity compensation and therefore our non-employee directors did not have any outstanding equity awards at 2021 fiscal year end.
We currently do not maintain a director compensation program or policy in which our non-employee directors participate. In connection with this offering, our board of directors has approved the adoption of a non-employee director compensation policy, pursuant to which each of our non-employee directors will be eligible to receive annual compensation for their services on our board of directors. The directors will be eligible to receive an annual cash retainer of $40,000. An additional annual cash retainer of $110,000 will be paid to the chairman of the board; an additional annual cash retainer of $20,000 will be paid to any person serving as the chairperson of the committee of the board; an additional annual cash retainer will be paid to any person serving as the chairperson of a committee of the board; there will be no additional compensation for serving as a non-chair committee member. The annual cash compensation is payable in quarterly installments in arrears.
The non-employee directors who are also “independent directors” under the Nasdaq rules will also be eligible to receive the following equity-based compensation in the form of restricted stock units with respect to shares of our Class A common stock granted pursuant to the 2022 Plan:
•
an initial grant in the amount of $60,000, vesting after one year, to be made to new directors who join our board after the effective date of this offering; and

•
an annual grant in the amount of $60,000, vesting after one year, to be made on or about the date of our annual stockholder meeting, beginning with the annual meeting that occurs during the 2023 fiscal year.

In addition, in connection with this offering, we will be entering into individual arrangements with each of Messrs, Shi and Foster and Ms. Pundmann, the material terms of which are summarized as below:
Cash.   (i) Mr. Shi will be entitled to annual cash payments in the amount of $150,000 for his service as the chairman of our board; (ii) Ms. Pundmann will be entitled to annual cash payments in the amount of $60,000 for her service as members of our board and as chairperson of the audit committee of the board; and (iii) Mr. Foster will be entitled to annual cash payments in the amount of $40,000 for his service as a member of our board, in each case, consistent with our non-employee director compensation policy, which will be adopted in connection with this offering.
Equity awards.   Each of Mr. Foster and Ms. Pundmann will receive a one-time grant of restricted stock units with a value of $60,000, consistent with our non-employee director compensation policy, which will be adopted in connection with this offering. Mr. Shi will not receive the one-time equity awards pursuant to his arrangement with the Company.

Restrictive covenants.   Each of Messrs. Shi and Foster and Ms. Pundmann will be subject to a two-year non-compete as well as a two-year non-solicitation following their termination of service with the Company.

PRINCIPAL STOCKHOLDERS
The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A and Class B common stock (1) immediately prior to the completion of this offering and (2) following the sale of Class A common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares:
•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•
each of our directors and executive officers that will be in place as of the consummation of this offering, individually; and

•
all directors and executive officers as a group.

The number of shares of common stock beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each stockholder identified in the table below possesses sole voting and investment power over all the Class A common stock or Class B common stock shown as beneficially owned by the stockholder in the table.
The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:
•
immediately prior to the completion of this offering: 6,251,420 shares of Class A common stock and 28,748,580 shares of Class B common stock; and

•
following the sale of Class A common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares: 9,251,420 shares of Class A common stock and 28,748,580 shares of Class B common stock.

Unless otherwise indicated below, the address for each beneficial owner is c/o Snail, Inc., 12049 Jefferson Boulevard, Culver City, California 90230.
Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering				% of Total Voting Power Before Offering	Shares of Common Stock Beneficially Owned After Offering(1)				% of Total Voting Power After Offering
	Class A		Class B			Class A		Class B
	Shares	%	Shares	%		Shares	%	Shares	%
5% Stockholders
Olive Wood Global Development Limited(2)	—	—	24,103,590	83.8%	82.1%	—	—	24,103,590	83.8%	81.2%
Amethyst Fortune Development Limited(3)	—	—	4,644,990	16.2%	15.8%	—	—	4,644,990	16.2%	15.7%
Hua Yuan International Limited(4)	3,189,480	51.0%	—	—	1.1%	3,189,480	34.5%	—	—	1.1%
Qianrong Capital Limited(5)	1,840,090	29.4%	—	—	*	1,840,090	19.9%	—	—	*
Ancient Jade (East) Holdings Limited(6)	843,360	13.5%	—	—	*	843,360	9.1%	—	—	*
Ferth Development Limited(7)	378,490	6.1%	—	—	*	378,490	4.1%	—	—	*
Directors and Named Executive Officers
Hai Shi(8)	—	—	28,748,580	100.0%	97.9%	—	—	28,748,580	100.0%	96.9%
Jim S. Tsai	—	—	—	—	—	—	—	—	—	—
Heidy Chow	—	—	—	—	—	—	—	—	—	—
Peter Kang	—	—	—	—	—	—	—	—	—	—
Ying Zhou(8)	—	—	28,748,580	100.0%	97.9%	—	—	28,748,580	100.0%	96.9%
Sandra Pundmann	—	—	—	—	—	—	—	—	—	—
Neil Foster	—	—	—	—	—	—	—	—	—	—
All directors and officers as a group (7 persons)	—	—	28,748,580	100.0%	97.9%	—	—	28,748,580	100.0%	96.9%

*
Less than 1%.

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B common stock, as a single class. Holders of our Class A common stock are entitled to one vote per share, whereas holders of our Class B common stock are entitled to ten votes per share. For more information about the voting rights of our Class A common stock and Class B common stock, see “Description of Capital Stock.”

(2)
Represents 24,103,590 shares of our Class B common stock held by Olive Wood Global Development Limited (“Olive Wood”), an entity organized under the laws of the British Virgin Islands. Olive Wood is controlled by Hai Shi, who is our Founder, Chair of our Board of Directors and the spouse of Ying Zhou, one of our directors. The address for Olive Wood is Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(3)
Represents 4,644,990 shares of our Class B common stock held by Amethyst Fortune Development Limited (“Amethyst”), an entity organized under the laws of the British Virgin Islands. Amethyst is controlled by Ying Zhou, who is one of our directors and the spouse of Hai Shi, our Founder and Chair of our Board of Directors. The address for Amethyst is Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(4)
Represents 3,189,480 shares of our Class A common stock held by Hua Yuan International Limited (“Hua Yuan”), an entity organized under the laws of Hong Kong. The address for Hua Yuan is Room 8201, 82/F, International Commerce Centre, 1 Austin Road, West KL, Hong Kong. Hua Yuan is indirectly controlled by China-Singapore Suzhou Industrial Park Ventures Co., Ltd., a Chinese state-owned entity.

(5)
Represents 1,840,090 shares of our Class A common stock held by Qianrong Capital Limited (“Qianrong”), an entity organized under the laws of the Cayman Islands. The address for Qianrong is 9th Cuiwei St, 17th floor, Moonbay International Center SIP, Suzhou, Jiangsu, 215000 China.

(6)
Represents 843,360 shares of our Class A common stock held by Ancient Jade (East) Holdings Limited (“Ancient Jade”), an entity organized under the laws of the British Virgin Islands. The address for Ancient Jade is Floor 12 of Tower D, Global Finance and News Center, No.1 Xuanwumenwai Street, Xicheng District, Beijing, Beijing, 100000 China.

(7)
Represents 378,490 shares of our Class A common stock held by Ferth Development Limited (“Ferth Development”), an entity organized under the laws of the British Virgin Islands. The address for Ferth Development is Room 304, Building 20, Langqinwan Garden, Industry Zone, Suzhou, Jiangsu, 215000, China.

(8)
Represents (i) 24,103,590 shares of our Class B common stock held of record by Olive Wood Global Development Limited, which is controlled by Hai Shi and (ii) 4,644,990 shares of our Class B common stock held of record by Amethyst Fortune Development Limited, which is controlled by Ying Zhou. Mr. Shi and Ms. Zhou are husband and wife.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the equity and other compensation, termination, change in control and other arrangements discussed in the section titled “Compensation Discussion and Analysis,” the following is a description of each transaction since January 1, 2019 and each currently proposed transaction which:
•
we have been or are to be a participant;

•
the amount involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Loans to Related Parties
Snail Games USA had been party to a line of credit note with Mr. Shi, our Founder and Chairman, since November 2018, which provided for loans to Mr. Shi up to a maximum aggregate principal amount of $100.0 million (the “Shi Loan”). Interest accrued on outstanding amounts at a rate of 2.00% per year, and all outstanding amounts were due and payable on demand. As of December 31, 2021, outstanding borrowings (including interest receivable) under the line of credit amounted to $94.4 million. In April 2022, Snail Games USA distributed the Shi Loan, consisting of a dividend in kind and a cash dividend, to Suzhou Snail, which assumed the loan as creditor. At the time of the distribution, $94.9 million was outstanding, including interest. As a result of this distribution, the total withholding taxes amounted to $8.2 million, which amount was distributed as a cash dividend to Suzhou Snail in connection with the distribution of the Shi Loan and subsequently paid on April 29, 2022. As of June 30, 2022, as a result of the distribution, the Shi Loan is no longer reflected within the Company’s consolidated balance sheet.
Loans from Related Parties
We have a loan due to Suzhou Snail Digital Technology Co., a related party and an entity controlled by Mr. Shi, and a subsidiary of Suzhou Snail Digital Technology Co. Interest on the loan accrues at a rate of 2.00% per year, and outstanding amounts are due and payable in 2022 and 2023, respectively. As of December 31, 2021 and 2020, total loan payable — related parties amounted to $0.4 million and $0.4 million, respectively, and total unpaid interest amounted to $0.5 million and $0.5 million as of December 31, 2021 and 2020, respectively. During 2021, 2020 and 2019, we paid $0, $0 and $7.0 million, respectively, as principal repayments of the loan. As of June 30, 2022, the total loan payable — related parties amounted to $0.3 million and total unpaid interest amounted to $0.5 million. The reduction in principal was due to the offset with another loan to related parties.
Consulting Agreements
Between January 2017 and September 2020, and prior to his appointment as Chief Operating Officer, Jim Tsai and the company were party to a consulting agreement pursuant to which Mr. Tsai provided consulting services to the company in exchange for $22,500 per month. The consulting services rendered by Mr. Tsai consisted of consultations with management of the company as needed during the consulting period. Such consultations with management were with respect to business growth and development, financial matters, and general business consultation. The consulting agreement with Mr. Tsai was terminated upon his appointment as Chief Operating Officer. See “Compensation Discussion and Analysis” for additional information.
License Agreements
We have entered into license agreements relating to the intellectual property rights of certain of the games it publishes, including those under its ARK franchise. For additional information, please see “Business — Intellectual Property.”
Director and Officer Indemnification and Insurance
We plan to enter into indemnification agreements with each of our directors and executive officers and have purchased directors’ and officers’ liability insurance. See “Description of Capital Stock — Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy
Our board of directors will adopt a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee will be tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.
General
Upon the closing of this offering, our authorized capital stock will consist of 700,000,000 shares, all with a par value of $0.0001 per share, of which:
500,000,000 shares shall be designated as Class A common stock;
100,000,000 shares shall be designated as Class B common stock; and
100,000,000 shares shall be designated as preferred stock.
Common Stock
As of September 30, 2022, after giving effect to the Transactions, but prior to the sale of Class A common stock in this offering, we had outstanding 6,251,420 shares of Class A common stock outstanding held by four stockholders of record and 28,748,580 shares of Class B common stock outstanding held by two stockholders of record. There were no warrants to purchase shares of Class A common stock issued and outstanding. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
Class A Common Stock
Voting rights.   The holders of our Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.
Dividend rights.   Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”
Rights upon liquidation.   In the event of liquidation, dissolution or winding up of , the holders of our Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other rights.   The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Class B Common Stock
Voting rights.   The holders of our Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock and Class B common stock will vote together as a single class except with respect to voting for (1) a conversion event of Class B common stock to Class A common stock; (2) issuances of additional shares of Class B common stock; and (3) dividends, distributions, certain change of control transactions and subdivisions or combinations of outstanding shares of common stock in which shares of Class A common stock and shares of Class B common stock would be treated differently.
Dividend rights.   Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation.   In the event of liquidation, dissolution or winding up of the company, the holders of our Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Conversion of Class B Common Stock.   Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Following the completion of this offering, shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain permitted transfers described in our certificate of incorporation, including transfers effected for estate planning or other transfers among our founders, their family members and certain of their related entities. In addition, each share of Class B common stock held by a stockholder who is a natural person, or held by permitted transferees or permitted entities of such natural person (each as described in our certificate of incorporation) will automatically convert into shares of Class A common stock following the death or disability (as such term is defined in our certificate of incorporation) of such natural person.
Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon the earliest of (i) the date and time specified by the affirmative vote of holders of Class B common stock representing not less than a majority of the voting power of the then outstanding shares of Class B common stock, voting separately as a class, or (ii) the date on which the number of then-outstanding shares of Class B common stock represents less than 5% of the voting power of the outstanding shares of Class A and Class B common stock, taken together as a single class.
Other rights.   The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
As of September 30, 2022, after giving effect to the Transactions, there were no shares of preferred stock outstanding.
Under the terms of our certificate of incorporation, our board of directors will be authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Underwriters’ Warrants
Please see “Underwriting” below for a full description of the warrants (and the shares of Class A common stock underlying such warrants) that we are issuing to the Underwriters or their permitted assignees or designees in connection with this offering.
Anti-Takeover Provisions
Certificate of Incorporation and Bylaws
Voting Matters; Requirements for Advanced Notification
Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws will provide that from and after the time the company ceases to be a “controlled company” under the rules of Nasdaq, all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. Further, a special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, our chief executive officer or, so long as the company qualifies as a “controlled company,” by the affirmative vote of at least fifty percent (50%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class. Our certificate of incorporation and our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in the bylaws.
Approval for Amendment of Certificate of Incorporation and Bylaws
Our certificate of incorporation will further provide that from and after the time the company ceases to be a “controlled company” under the rules of Nasdaq, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting, and the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors. For so long as the company remains a “controlled company” under the rules of Nasdaq, the affirmative vote of holders of at least fifty percent (50%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend the provisions of our certificate of incorporation and our bylaws.
Classified Board
Our certificate of incorporation will further provide that all of our directors will be elected annually at the annual meeting of the stockholders until the first date on which either (1) Mr. Shi and Ms. Zhou and their respective affiliates no longer hold more than 50% of the voting power of our outstanding shares of common stock or (2) we no longer qualify as a “controlled company” under the Nasdaq rules in effect on the date of this offering, at which time our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered terms, and will give our board of directors the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director.
The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Exclusive Forum
Our certificate of incorporation will provide that the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us or any current or former director, officer or other employee of us arising out of or pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws, (4) any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or our bylaws, (5) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware and (6) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any claim for which the federal district courts of the United States have exclusive jurisdiction.
In addition, our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal district courts of the United States have exclusive jurisdiction.
Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to these provisions and will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or federal law for the specified types of actions and proceedings, these provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•
before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:
•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•
subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•
the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification Matters
Our certificate of incorporation and bylaws, which will become effective immediately prior to the closing of this offering, will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Listing
Our Class A common stock has been approved for listing on Nasdaq under the symbol “SNAL.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock, including Class A common stock issued upon the conversion of Class B common stock, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.
Upon the completion of this offering and assuming no exercise of any Underwriters’ Warrants, we will have an aggregate of 38,000,000 shares of common stock outstanding. Of these shares, the 3,000,000 shares of Class A common stock sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.
The remaining 35,000,000 shares of common stock, assuming no exercise of any Underwriters’ Warrants, representing 92.1% of our outstanding shares of common stock, will be held by our existing stockholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 under the Securities Act, the restricted securities will be available for sale in the public market.
Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.
Lock-Up Agreements
We and each of our directors, executive officers and all existing stockholders as of the date of this prospectus have agreed, subject to certain exceptions, not to sell or transfer any shares of Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of Class A common stock (including our Class B common stock), for 180 days after the date of this prospectus without first obtaining the written consent of the representatives.
Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”
Eligibility of Restricted Shares for Sale in the Public Market
The 45,000,000 shares of common stock that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “— Rule 144.”
Rule 144
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF CLASS A COMMON STOCK
The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of Class A common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our Class A common stock that is:
•
a nonresident alien individual;

•
a foreign corporation; or

•
a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our Class A common stock.
If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.
This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
Dividends
As discussed under “Dividend Policy” above we do not anticipate paying any cash dividends in the foreseeable future. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of our Class A common stock, as described below under “— Gain on Disposition of Our Class A Common Stock.”
Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8 certifying your entitlement to benefits under a treaty.
If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS

Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.
Gain on Disposition of Our Class A Common Stock
Subject to the discussions below under “— Information Reporting and Backup Withholding” and “— FATCA Withholding Taxes,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our Class A common stock unless:
•
the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•
we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.
If you recognize gain on a sale or other disposition of our Class A common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.
Information Reporting and Backup Withholding
Information returns are required to be filed with the IRS in connection with payments of dividends on our Class A common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Class A common stock. You may be subject to backup withholding on payments on our Class A common stock or on the proceeds from a sale or other disposition of our Class A common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
FATCA Withholding Taxes
Payments to certain foreign entities of dividends on Class A common stock of a U.S. issuer are subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed regulations issued by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from any sale or disposition of Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on dividends on Class A common stock.

Federal Estate Tax
Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our Class A common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

UNDERWRITING
US Tiger Securities, Inc. and EF Hutton, division of Benchmark Investments, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.
Underwriter	Number of Shares
US Tiger Securities, Inc.	1,497,500
EF Hutton, division of Benchmark Investments, LLC	1,497,500
Joseph Gunnar & Co., LLC	5,000
Total	3,000,000
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
Concurrently with the execution and delivery of the underwriting agreement, we will set up an escrow account with a third-party escrow agent in the United States and will fund such account with $1,000,000 from this offering that may only be utilized by the underwriters to fund bona fide indemnification claims of the underwriters arising during a 12-month period following the offering. The escrow account will be interest bearing, and we may invest the assets in low risk investments such as bonds, mutual funds and money market funds. All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires. We will pay the reasonable fees and expenses of the escrow agent.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.1625 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.
	Per Share	Without Option	With Option
Public offering price	$5.000	$15,000,000	$17,250,000
Underwriting discount	$0.325	$975,000	$1,121,250
Proceeds, before expenses, to us	$4.675	$14,025,000	$16,128,750
We will also pay to the underwriters by deduction from the net proceeds of this offering, a non-accountable expense allowance equal to one half of one percent (0.5%) of the gross proceeds received by us from the sale of our shares of Class A common stock.

We have agreed to reimburse the underwriters for their reasonable out-of-pocket accountable expenses (including legal fees) up to a total of $178,500, of which we paid a deposit of $95,212 to the representatives upon the execution of the engagement letter between us and the representatives. Any expense deposits in excess of the amount paid by us on account of the underwriters’ out-of-pocket expenses will be refunded to us in accordance with FINRA Rule 5110(g)(4).
We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions, non-accountable expense allowance and reimbursement of the underwriters’ out-of-pocket expenses, will be approximately $2.5 million. We have also agreed to reimburse the underwriters for all expenses and fees of their legal counsel related to the review by FINRA, which will not exceed $40,000.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 45 days after the date of this prospectus, to purchase up to 450,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
Underwriters’ Warrants
In addition, we have agreed to issue to the underwriters or their permitted assignees or designees the Underwriters’ Warrants to purchase shares of our Class A common stock in an amount equal to four percent of the total number of shares of Class A common stock sold in this offering, or 120,000 shares of Class A common stock. The Underwriters’ Warrants may be exercised at a price per share equal to 125% of the initial public offering price of the shares of Class A common stock sold in this offering, or $6.25 based on the initial public offering price set forth on the cover of this prospectus. The shares of Class A common stock underlying the Underwriters’ Warrants may be purchased via cashless exercise, will be exercisable for three years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the third anniversary of the effective date of the registration statement of which this prospectus forms a part. The Underwriters’ Warrants contain customary “demand” and “piggy-back” registration rights. For a period of five (5) years following the date of commencement of sales of this offering, holders of the Underwriters’ Warrants may demand registration of the Class A common stock issuable upon exercise of the warrants on up to two occasions. For a period of three (3) years, following the expiration of the Lock-Up Period (defined below), holders of the Underwriters’ Warrants may exercise their “piggy-back” registration rights in certain circumstances. The Underwriters’ Warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriters’ Warrants nor any of our shares issued upon exercise of the Underwriters’ Warrants may be exercised, sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part. The issuance of the Underwriters’ Warrants and the underlying shares of Class A common stock that are issuable upon full exercise of the Underwriters’ Warrants are being registered in the registration statement of which this prospectus forms a part.
No Sales of Similar Securities
We, our executive officers and directors and all existing stockholders as of the date of this prospectus (each, a “Lock-Up Party”) have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for or repayable with common stock, for 180 days (the “Lock-Up Period”) after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed:
•
offer, sell or contract to sell any common stock;

•
sell any option or contract to purchase any common stock;

•
purchase any option or contract to sell any common stock;

•
grant any option, right or warrant for the sale of any common stock;

•
lend or otherwise dispose of or transfer any common stock;

•
request or demand that we file or make a confidential submission of a registration statement related to the common stock; or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the Lock-Up Party or for which the Lock-Up Party later acquires the power of disposition.
Notwithstanding the foregoing, and subject to the conditions below, each Lock-Up Party may transfer common stock without the prior written consent of the representatives in connection with:
(a)
transactions relating to common stock acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of the common stock acquired in such open market transactions;

(b)
transfers of common stock as a bona fide gift, by will or intestacy upon the death of the directors, officers or greater than 5% stockholders or to an immediate family member or trust for the benefit of the Lock-Up Party and/or one or more family members;

(c)
transfers of common stock to a charity or educational institution or other not-for-profit organization;

(d)
if the Lock-Up Party, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of common stock to any such corporation, partnership, limited liability company or other business entity, or any shareholder, partner or member of, or owner of similar equity interests in, the same, as the case may be;

(e)
a sale or surrender to us of any options or common stock underlying options in order to pay the exercise price or taxes associated with the exercise of options pursuant to our 2022 Omnibus Incentive Plan, provided that such lock-up restrictions shall apply to any of the Lock-Up Party’s common stock issued upon such exercise; or

(f)
transfers or distributions pursuant to any bona fide third-party tender offer, merger, acquisition, consolidation or other similar transaction made to all holders of our common stock involving a change of control, provided that in the event that such tender offer, merger, acquisition, consolidation or other such transaction is not completed, the common stock held by the undersigned shall remain subject to these lock-up restrictions;

provided that in the case of any transfer pursuant to (b), (c) or (d) above, (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the representatives a lock-up agreement and (iii) no filing under Section 16(a) of the Exchange Act of shall be voluntarily made. Furthermore, our lock-up agreements do not prohibit the Lock-Up Parties from pledging their common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock during Lock-Up Period.
The representatives have no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at their discretion. In determining whether to waive the terms of the lock-up agreements, the representatives may base their decision on their assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.
Nasdaq Capital Market Listing
Our Class A common stock has been approved for listing on Nasdaq under the symbol “SNAL.”

Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:
•
the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•
our financial information;

•
the history of, and the prospects for, our company and the industry in which we compete;

•
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•
the present state of our development; and

•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any shares of our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares of our Class A common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
The above selling restriction is in addition to any other selling restrictions set out below.
In connection with the offering, the underwriters are not acting for anyone other than us and will not be responsible to anyone other than us for providing the protections afforded to their clients nor for providing advice in relation to the offering.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom (“UK”), no shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:
a.
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.
at any time in other circumstances falling within section 86 of the FSMA;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the UK who initially acquires any shares of our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any shares of our Class A common stock being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
a.
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
a.
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b.
where no consideration is or will be given for the transfer;

c.
where the transfer is by operation of law; or

d.
as specified in Section 276(7) of the SFA.

In connection with 309B of the SFA and the Capital Markets Products (the “CMP”) Regulations 2018, the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in Monetary Authority of Singapore Notice SFA 04-N12: Notice on the Sale of Investment Products and Monetary Authority of Singapore Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of our Class A common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Greenberg Traurig, LLP, McLean, Virginia.

EXPERTS
The consolidated financial statements of Snail Games USA Inc. as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, included in this prospectus and registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of Class A common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. You can read our SEC filings, including the registration statement, at the SEC’s website which contains reports, proxy and information statements and other information regarding registrants, like us, that file electronically with the SEC. The address of the website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.snailgamesusa.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are filed electronically with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Snail Games USA Inc. and Subsidiaries
Page
Condensed Consolidated Financial Statements as of June 30, 2022 and December 31, 2021 and for the Three and Six Month Periods Ended June 30, 2022 and 2021
Condensed Consolidated Balance Sheets (Unaudited)	F-32
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited)	F-33
Condensed Consolidated Statements of Equity (Unaudited)	F-34
Condensed Consolidated Statements of Cash Flows (Unaudited)	F-35
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-37

Report of Independent Registered Public Accounting Firm
Board of Directors
Snail Games USA Inc. and Subsidiaries
Culver City, California
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Snail Games USA Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company’s auditor since 2021.
Costa Mesa, California
May 26, 2022

Consolidated Financial Statements

Snail Games USA Inc. and Subsidiaries
Consolidated Balance Sheets
December 31,	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$10,164,338	$27,587,970
Accounts receivable, net of allowances for doubtful accounts of $31,525 and $31,525, respectively	12,244,785	12,938,797
Accounts receivable – related party	8,435,823	9,718,484
Loan and interest receivable – related party	203,408	—
Prepaid expenses – related party	3,145,000	4,125,000
Prepaid expenses and other current assets	11,017,007	6,881,596
Total current assets	45,210,361	61,251,847
Restricted cash and cash equivalents	6,389,777	6,314,737
Property, plant and equipment, net	5,678,701	6,638,943
Intangible assets, net – license – related parties	8,787,976	34,768,496
Intangible assets, net – license	250,000	850,000
Intangible assets, net – other	277,148	284,187
Deferred income taxes	8,191,051	5,031,258
Other noncurrent assets	199,919	2,009,576
Operating lease right-of-use assets, net	5,100,912	6,466,750
Total assets(1)	$80,085,845	$123,615,794
LIABILITIES, NONCONTROLLING INTERESTS AND EQUITY
Current Liabilities:
Accounts payable	$3,871,510	$5,415,503
Accounts payable to parent	23,733,572	23,826,520
Accrued expenses and other liabilities	2,975,475	5,690,459
Loan payable – related parties	400,000	400,000
Interest payable – related parties	528,439	520,439
Revolving loan	9,000,000	2,500,000
Current portion of notes payable	216,329	189,808
Current portion of deferred revenue	11,005,517	18,407,746
Current portion of long-term debt	77,348	6,808,326
Current portion of operating lease liabilities	1,688,965	1,548,734
Total current liabilities	53,497,155	65,307,535
Accrued expenses	—	1,337,162
Long-term notes payable, net of current portion	—	445,002
Deferred revenue, net of current portion	9,275,417	16,121,589
Long-term debt, net of current portion	2,885,434	—
Operating lease liabilities, net of current portion	4,375,786	6,064,750
Total liabilities	70,033,792	89,276,038
Commitments and contingencies
Equity:
Common stock, $0.01 par value, 1,000,000 shares authorized, 500,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	94,159,167	94,159,167
Due from shareholder – loan receivable	(91,388,176)	(60,744,134)
Due from shareholder – interest receivable	(2,965,346)	(1,442,197)
Accumulated other comprehensive loss	(266,557)	(197,174)
Retained earnings	16,045,231	7,576,835
Total Snail Games USA Inc. equity	15,589,319	39,357,497
Noncontrolling interests	(5,537,266)	(5,017,741)
Total equity	10,052,053	34,339,756
Total liabilities, noncontrolling interests and equity	$80,085,845	$123,615,794

(1)
The Company’s consolidated balance sheets include the assets of its variable interest entity (“VIE”). The consolidated balance sheets include total assets of the VIE totaling $0 and $419,714 as of December 31, 2021 and 2020, respectively. See Note 1 — Basis of Presentation and Consolidation for further detail.

See accompanying notes to consolidated financial statements.

Snail Games USA Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
Years Ended December 31,	2021	2020	2019
Revenues, net	$106,734,149	$124,944,507	$86,307,757
Cost of revenues	63,686,242	67,303,679	78,139,792
Gross profit	43,047,907	57,640,828	8,167,965
Operating expenses:
General and administrative	16,396,958	22,875,058	20,302,331
Research and development	834,818	1,375,264	1,950,114
Advertising and marketing	275,370	1,142,848	657,301
Depreciation and amortization	798,813	904,647	973,043
Loss on disposal of fixed assets	117,316	121,638	—
Impairment of intangible assets	16,325,000	1,269,000	—
Total operating expenses	34,748,275	27,688,455	23,882,789
Income (Loss) from operations	8,299,632	29,952,373	(15,714,824)
Other income (expense):
Interest income	85,276	71,288	93,913
Interest income – related parties	1,595,372	935,532	454,841
Interest expense	(415,793)	(559,175)	(1,471,134)
Interest expense – related parties	(8,000)	(8,000)	(56,323)
Other income	493,687	540,884	43,055
Gain on sale of membership interest of equity investment	—	4,903,502	—
Foreign currency transaction gain (loss)	(41,579)	24,634	—
Equity in earnings (loss) of unconsolidated entity	(314,515)	699,434	(1,064,315)
Total other income (loss), net	1,394,448	6,608,099	(1,999,963)
Income (Loss) before provision for (benefit from) income taxes	9,694,080	36,560,472	(17,714,787)
Income tax provision (benefit from)	1,784,549	6,806,747	(2,497,759)
Net income (loss)	7,909,531	29,753,725	(15,217,028)
Net loss attributable to non-controlling interests	(558,865)	(933,130)	(1,272,097)
Net income (loss) attributable to Snail Games USA, Inc.	8,468,396	30,686,855	(13,944,931)
Comprehensive income statement:
Other comprehensive loss	(69,383)	(97,337)	(70,711)
Total other comprehensive income (loss)	$8,399,013	$30,589,518	$(14,015,642)
See accompanying notes to consolidated financial statements.

Snail Games USA Inc. and Subsidiaries
Consolidated Statements of Equity
	Common Stock		Additional Paid-In- Capital	Due from Shareholder Loan and Interest Receivable	Accumulated Other Comprehensive Loss	Retained Earnings	Snail Games USA, Inc. Equity	Non controlling Interest	Total Equity
	Shares	Amount
Balance at January 1, 2019	500,000	$5,000	$94,159,167	$(9,090,625)	$(29,126)	$(9,165,089)	$75,879,327	$(2,812,514)	$73,066,813
Loan to shareholder	—	—	—	(27,052,267)	—	—	(27,052,267)	—	(27,052,267)
Foreign currency translation	—	—	—	—	(70,711)	—	(70,711)	—	(70,711)
Net loss	—	—	—	—	—	(13,944,931)	(13,944,931)	(1,272,097)	(15,217,028)
Balance at December 31, 2019	500,000	5,000	94,159,167	(36,142,892)	(99,837)	(23,110,020)	34,811,418	(4,084,611)	30,726,807
Loan to shareholder	—	—	—	(26,043,439)	—	—	(26,043,439)	—	(26,043,439)
Foreign currency translation	—	—	—	—	(97,337)	—	(97,337)	—	(97,337)
Net income	—	—	—	—	—	30,686,855	30,686,855	(933,130)	29,753,725
Balance at December 31, 2020	500,000	5,000	94,159,167	(62,186,331)	(197,174)	7,576,835	39,357,497	(5,017,741)	34,339,756
Loan to shareholder	—	—	—	(32,167,191)	—	—	(32,167,191)	—	(32,167,191)
Dissolution of subsidiary	—	—	—	—	—	—	—	39,340	39,340
Foreign currency translation	—	—	—	—	(69,383)	—	(69,383)	—	(69,383)
Net income	—	—	—	—	—	8,468,396	8,468,396	(558,865)	7,909,531
Balance at December 31, 2021	500,000	$5,000	$94,159,167	$(94,353,522)	$(266,557)	$16,045,231	$15,589,319	$(5,537,266)	$10,052,053
See accompanying notes to consolidated financial statements.

Snail Games USA Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31,	2021	2020	2019
Cash flows from operating activities:
Net income (loss)	$7,909,531	$29,753,725	$(15,217,028)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization – intangible assets – license	600,000	600,000	600,000
Amortization – intangible assets – license, related parties	14,655,520	13,005,081	43,042,303
Amortization – intangible assets – other	7,039	159,158	581,280
Depreciation and amortization – property and equipment	798,813	904,647	973,043
Amortization – loan origination costs	22,951	26,020	—
Gain on paycheck protection program loan forgiveness	(392,200)	(144,000)	—
Loss on disposal of fixed assets	117,316	121,638	—
Impairment or loss on disposal of impaired intangible asset	16,325,000	1,269,000	—
Equity in (earnings) loss of unconsolidated entity	—	(699,434)	1,064,315
Gain on sale of membership interest	—	(4,903,502)	—
Interest income from shareholder loan	(1,523,149)	(935,532)	(453,469)
Deferred taxes	(3,159,791)	(957,525)	(2,508,621)
Decrease in non-controlling interest – dissolution of subsidiary	39,340	—	—
Changes in assets and liabilities:
Accounts receivable	693,981	(1,574,498)	17,574,608
Accounts receivable – related party	1,256,970	2,695,911	(9,608,632)
Prepaid expenses – related party	980,000	(4,125,000)	—
Prepaid expenses	(4,167,621)	(1,684,764)	1,264,609
Other noncurrent assets	1,785,730	(318,834)	(12,041)
Accounts payable	(1,538,468)	2,036,311	(2,844,333)
Accounts payable to parent – related party	(92,948)	100,094	898,446
Accrued expenses	(4,045,216)	6,120,688	447,390
Interest payable – related parties	8,000	8,022	(85,154)
Lease liabilities	(182,895)	(119,933)	(45,176)
Deferred revenue	(14,248,401)	7,156,443	19,539,149
Net cash provided by operating activities	15,849,502	48,493,716	55,210,689
Cash flows from investing activities:
Loan and interest receivable – related party	(203,408)	—	—
Loan provided to related party	(30,644,042)	(25,107,907)	(26,598,798)
Proceeds from sale of membership interest	—	7,000,000	—
Acquisition of intangible assets – other	—	(2,500)	(120,531)
Acquisition of license rights – related party	(5,000,000)	—	(5,000,000)
Purchases of property and equipment	—	(30,322)	(265,562)
Net cash used in investing activities	(35,847,450)	(18,140,729)	(31,984,891)
Cash flows from financing activities:
Repayments on long-term debt	(6,845,545)	(5,391,671)	(24,850,003)
Repayments on line of credit	—	(4,950,000)	—
Borrowings on long-term debt	3,000,000	5,000,000	550,000
Repayments on loan payable to related party	—	—	(7,000,000)
Borrowings from related parties	—	—	1,300,000
(Payments) borrowings on paycheck protection program and economic injury disaster loan	(26,281)	778,810	—
Borrowings (repayments) on revolving loan	6,500,000	(3,000,000)	—
Net cash provided by (used in) financing activities	2,628,174	(7,562,861)	(30,000,003)
Effect of currency translation on cash and cash equivalents	21,182	(108,915)	(84,895)
Net (decrease) increase in cash and cash equivalents, and restricted cash and cash equivalents	(17,348,592)	22,681,211	(6,859,100)
Cash and cash equivalents, and restricted cash and cash equivalents – beginning of year	33,902,707	11,221,496	18,080,596
Cash and cash equivalents, and restricted cash and cash equivalents – end of year	$16,554,115	$33,902,707	$11,221,496
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$405,251	$534,351	$1,562,950
Income taxes	$6,577,000	$9,400,000	$1,624,453
Noncash transactions during the year for:
Notes receivable on sale of membership interest	$—	$1,500,000	$—
See accompanying notes to consolidated financial statements.

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 1 — PRESENTATION AND NATURE OF OPERATIONS
Snail Games USA Inc. is devoted to researching, developing, marketing, publishing, and distributing games, content and support that can be played on a variety of platforms including game consoles, PCs, mobile phones and tablets. The terms “Snail Games USA”, “we”, “our” and the “Company” are used to refer collectively to Snail Games USA Inc. and its subsidiaries.
The Company was founded in 2009 and is a wholly owned subsidiary of Suzhou Snail Digital Technology Co., Ltd. (“Suzhou Snail” or “Parent”) located in Suzhou, China. The Company is a global developer and publisher of interactive entertainment content and support on video game consoles, personal computers, mobile devices, and other platforms.
Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles as promulgated in the United States of America (“GAAP”).
Certain comparative amounts have been reclassified to conform with the current period presentation.
The consolidated financial statements include the accounts of Snail Games USA Inc. and the following subsidiaries:
Subsidiary Name	Equity% Owned
Snail Innovation Institute	70%
Frostkeep Studios, Inc.	100%
Eminence Corp	100%
Wandering Wizard, LLC	100%
Donkey Crew Limited Liability Company	99%
Interactive Films, LLC	100%
Project AWK Productions, LLC	100%
BTBX.io, LLC	70%
Elephant Snail, LLC (through April 15, 2021)	51%
All intercompany accounts, transactions, and profits have been eliminated upon consolidation.
The consolidated financial statements were prepared and presented in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation. Non-controlling interests represent the portion of earnings that is not within the Company’s control. These amounts are required to be reported as equity instead of as a liability on the consolidated balance sheets. ASC 810 requires net income or net loss from non-controlling interests to be shown separately on the consolidated statements of operations and comprehensive income (loss).
The Company is also required to consolidate any variable interest entities (“VIEs”), of which it is the primary beneficiary, as defined. As of December 31, 2020, Elephant Snail, LLC was a VIE due to the promissory note between the entity and the Company to support its operations and the Company consolidated Elephant Snail, LLC as the primary beneficiary. On April 15, 2021, Elephant Snail, LLC, filed the dissolution and winding up of the Limited Liability Company. As a result of the dissolution, the Company incurred a $314,515 loss from investment. The following table represents the assets of the variable interest entity and the intercompany loan from Snail Games as of December 31, 2020, which was eliminated upon consolidation:

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 1 — PRESENTATION AND NATURE OF OPERATIONS (continued)
December 31, 2020
Assets:
Cash	$144,451
Prepaid expense	1,100
Other noncurrent assets	274,163
Total assets	$419,714
Liabilities
Intercompany loan from Snail Games	$500,000
Total liabilities	$500,000
On January 29, 2021, the Company set up a 100% owned subsidiary Interactive Films, LLC. The purpose of Interactive Films, LLC is to develop and publish interactive video games.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Such estimates include revenue recognition, including the estimation of the fair value allocation to distinct and separable performance obligations, provisions for doubtful accounts, deferred income tax assets and associated valuation allowances, deferred revenue and associated service period over which to defer recognition of revenue, income taxes, valuation of intangibles, including those with related parties, impairment of intangible assets, and VIE considerations. These estimates generally involve complex issues and require management to make judgments, involve analysis of historical and future trends that can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from estimates.
Segment Reporting
The Company has one operating and reportable segment. Our operations involve similar products and customers worldwide. Revenue earned is primarily derived from the sale of software titles, which are developed internally or licensed from related parties. Financial information about our segment and geographic regions is included in Note 3 — Revenue from Contracts with Customers.
COVID-19
Since the start of the coronavirus pandemic early in 2020, the Company has made sustained efforts to ensure the health and safety of the workforce while ensuring continuity of the business. In the workplace, the Company has designed and implemented protocols for social distancing, made provisions for the workforce to work remotely where possible, and established quarantine policies for those who present COVID-like symptoms or may have been in contact with those who have. Further, the Company keeps current with local, state, federal and international laws and restrictions that could affect the business and provide real-time information to the workforce. The Company has its own policies relating to health and is committed to compliance with COVID-19 policies.
As has been the case with many other employers, since the start of 2021, the Company has encouraged its workforce to receive vaccinations against COVID-19 through various means, including incentive programs. However, new variants have engendered a resurgence of the virus in many regions, particularly among the unvaccinated. In-the-midst of changing conditions, the Company has nevertheless been able to manage its business with minimal impact during the years ended December 31, 2021 and 2020.

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
The Company’s revenue includes the publishing of software games delivered digitally and through physical discs (e.g., packaged goods). The Company’s digital games may include additional downloadable content that are new feature releases to digital full-game downloads. Revenue also includes sales of mobile in-app purchases that require the Company’s hosting support in order to utilize the game or related content. Such games include virtual goods that can be purchased by the end users, as desired. When control of the promised products and services is transferred to the customers, the Company recognizes revenue in the amount that reflects the consideration it expects to receive in exchange for these products and services. Revenue from delivery of products is recognized at a point in time when the end consumers download the games and the control of the license is transferred to them.
The Company recognizes revenue using the following five steps as provided by ASC Topic 606 Revenue from Contracts with Customers: 1) identify the contract(s) with the customer; 2) identify the performance obligations in each contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations; and 5) recognize revenue when, or as, the entity satisfies a performance obligation. The Company’s terms and conditions vary by customers and typically provide net 30 to 75 days terms or 45 days after each quarter ends.
Principal vs Agent Consideration
The Company offers certain software products via third-party digital storefronts, such as Microsoft’s Xbox Live, Sony’s PlayStation Network, Valve’s Steam, Epic Games Store, the Apple App Store, the Google Play Store, and retail distributor. For sales of our software products via third-party digital storefronts and retail distributor, we determine whether or not we are acting as the principal in the sale to the end user, which we consider in determining if revenue should be reported based on the gross transaction price to the end user or based on the transaction price net of fees retained by the third-party digital storefront. An entity is the principal if it controls a good or service before it is transferred to the customer. Key indicators that we use in evaluating these sales transactions include, but are not limited to, the following:
•
The underlying contract terms and conditions between the various parties to the transaction;

•
Which party is primarily responsible for fulfilling the promise to provide the specified good or service; and

•
Which party has discretion in establishing the price for the specified good or service.

Based on our evaluation of the above indicators, for sales arrangements via Microsoft’s Xbox Live, Sony’s PlayStation Network, Valve’s Steam, Epic Games Store, and retail distributor, the digital platforms and distributors have discretion in establishing the price for the specified good or service and we have determined we are the agent in the sales transaction to the end user and therefore we report revenue on a net basis based on the consideration received from the digital storefront. For sales arrangements via the Apple App Store and the Google Play Store, we have discretion in establishing the price for the specified good or service and we have determined that we are the principal to the end user and thus report revenue on a gross basis and mobile platform fees charged by these digital storefronts are expensed as incurred and reported within cost of revenues.
Contract Balance
The Company records deferred revenue when cash payments are received or due in advance of its performance, even if amounts are refundable.
Deferred revenue is comprised of the transaction price allocable to the Company’s performance obligation on technical support and the sale of virtual goods available for in-app purchases, and payments

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
received from customers prior to launching the games on the platforms. The Company categorizes the virtual goods as either “consumable” or “durable.” Consumable virtual goods represent goods that can be consumed by a specific player action; accordingly, the Company recognizes revenues from the sale of consumable virtual goods as the goods are consumed and the performance obligation is satisfied. Durable virtual goods represent goods that are accessible to the players over an extended period of time; accordingly, the Company recognize revenues from the sale of durable virtual goods ratably over the period of time the goods are available to the player and the performance obligation is satisfied, which is generally the estimated service period.
The Company also has a long-term title license agreement (“game pass”) with Microsoft for a period of three years. The Company recognizes deferred revenue and amortizes this revenue according to the terms of the relevant agreement. The agreement was initially made between the parties in November 2018 and valid through December 31, 2021. The agreement was subsequently amended in June 2020 to extend the ARK: Survival Evolved game pass perpetually effective January 1, 2022 and to put ARK 2 on game pass for three years upon release.
Estimated Service Period
For certain performance obligations satisfied over time, we have determined that the estimated service period is the time period in which an average user plays our software products (“user life”) which most faithfully depicts the timing of satisfying our performance obligation. We consider a variety of data points when determining and subsequently reassessing the estimated service period for players of our software products. Primarily, we review the weighted average number of days between players’ first and last days played online. When a new game is launched and no history of online player data is available, we consider other factors to determine the user life, such as the estimated service period of other games actively being sold with similar characteristics. We also consider known online trends, the service periods of our previously released software products, and, to the extent publicly available, the service periods of our competitors’ software products that are similar in nature to ours. We believe this provides a reasonable depiction of the use of games by our customers, as it is the best representation of the period during which our customers play our software products. Determining the estimated service period is subjective and requires significant management judgment and estimates. Future usage patterns may differ from historical usage patterns, and therefore the estimated service period may change in the future. The estimated service periods for virtual goods are generally approximately 30 to 100 days.
Shipping and Handling
The distributor, as the principal, is responsible for the shipping of the game discs to the retail stores and incurring the shipping costs. The Company is paid the net sales amount after deducting shipping costs and other related expenses by the distributor.
Cost of Revenues
Cost of revenues includes software license royalty fees, merchant fees, server and database center costs, game localization costs, game licenses and amortization costs. Cost of revenues for the years ended December 31, 2021 and 2020 comprised of the following:

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	2021	2020	2019
Software license royalties – related parties	$21,451,888	$25,456,716	$24,229,567
License and amortization – related parties	32,655,520	31,005,082	43,042,303
License and amortization	600,895	741,895	1,164,895
Game localization	47,100	2,520	—
Merchant fee	3,751,658	4,147,490	4,743,550
Engine fee	3,107,032	3,905,013	2,430,495
Internet, server and data center	2,072,149	2,044,963	2,528,982
Total	$63,686,242	$67,303,679	$78,139,792
Advertising Costs
The Company expenses advertising costs as incurred. For the years ended December 31, 2021, 2020 and 2019, advertising expense totaled $275,370, $1,142,848 and $657,301, respectively.
Research and Development
Research and development costs are expensed as incurred. Research and development costs include travel, payroll, and other general expenses specific to research and development activities. Research and development costs for the years ended December 31, 2021, 2020 and 2019 were $834,818, $1,375,264 and $1,950,114, respectively and is included in operating expenses on the accompanying consolidated statements of operations and comprehensive income (loss).
Non-controlling Interests
Non-controlling interests on the consolidated balance sheets, and consolidated statements of operations and comprehensive income (loss) include the equity allocated to non-controlling interest holders. As of December 31, 2021 and 2020, there were non-controlling interests with the following subsidiaries:
Subsidiary Name	Equity% Owned	Non-Controlling%
Snail Innovative Institute	70%	30%
BTBX.IO, LLC	70%	30%
As noted in Note 1, Elephant Snail LLC was dissolved in April 2021. As of December 31, 2021, the Company held non-controlling interests in Snail Innovative Institute and BTBX.IO, LLC at the percentages noted in the table above.
Cash and Cash Equivalents and Restricted Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase. Cash and cash equivalents are available for use in current operations or other activities such as capital expenditures and business combinations. Restricted cash and cash equivalents are time deposits, that are currently provided as securities to our debts with a financial institution, and the issuance of a standby letter of credit to landlords. See Note 19 — Leases for further detail.
Accounts Receivable
The Company generally records a receivable related to revenue when it has an unconditional right to invoice and receive payment. Accounts receivable are carried at original invoice amount less a reserve made

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
for doubtful accounts based on a review of all outstanding amounts on a periodic basis. The Company determines the allowance for doubtful accounts by evaluating customers’ creditworthiness; historical experience; age of current accounts receivable balances; and changes in financial condition or payment terms of our customers. The allowance for doubtful accounts is typically immaterial and, if required, are based on management’s best estimate. In estimating the allowance for doubtful accounts, the Company analyzes the age of current outstanding account balances, historical bad debts and customer concentrations. The provision for doubtful accounts is recorded as a charge to general and administrative expense when a potential loss is identified. Losses are written off against the allowance when the receivable is determined to be uncollectible. Significant management judgment is required to estimate our allowance for doubtful accounts in any accounting period. The amount and timing of our bad debt expense and cash collection could change significantly as a result of a change in any of the risk factors mentioned above.
Property, Plant and Equipment, Net
Property, plant and equipment, net, are stated at cost. Depreciation is calculated using the straight-line method over the following useful lives:
Buildings	39 years
Building improvements	7 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the improvements, generally 5 to 15 years
Computer equipment and software	3 to 5 years
Furniture and fixtures	3 years
Auto and trucks	5 years
When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed, and any resulting gains or losses are included in the consolidated statements of operations and comprehensive income (loss). Leasehold improvements are amortized using the straight-line method over the estimated life of the asset, not to exceed the length of the lease. Repairs and maintenance costs are expensed as incurred.
Investments — Equity Method
The Company applies the equity method for investments in affiliates in which it has the ability to exercise significant influence over operating and financial policies of the affiliate. Significant influence is generally defined as 20% to 50% ownership in the voting stock of an investee or non-controlling power over management and operations. Under the equity method, the Company initially records the investment at cost and then adjusts the carrying value of the investment to recognize the proportional share of the equity-accounted affiliate’s net income (loss) including changes in capital of the affiliate.
Foreign Currency
The functional currency for our foreign operations is primarily the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using exchange rates for assets and liabilities at the balance sheet date and average prevailing exchange rates for the period for revenue and expense accounts. Adjustments resulting from the translation are included in accumulated other comprehensive income (loss). Realized and unrealized transaction gains and losses arising from transactions denominated in foreign currencies different than the relevant functional currency are included in our consolidated statements of operations and comprehensive income (loss) in the period in which they occur.

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Intangible Assets — License Usage Rights
The Company enters into license agreements with third-party developers and related party developers that require the Company to make payments for license usage rights and game development and production services. These license agreements grant the Company the exclusive publishing and distribution rights to game titles as well as, in some cases, the underlying intellectual property rights. These license agreements also specify the payment schedules, royalty rates and the relevant licensing period. The Company capitalizes the cost of license usage rights as intangible assets and amortizes them over the terms of the respective licensing rights.
Fair Value Measurements
The Company follows FASB ASC Topic 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.
ASC 820 establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity and unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.
The following describes the hierarchy of inputs used to measure fair value and the primary valuation methodologies used by the Company for financial instruments measured at fair value.
The three levels of inputs are as follows:
•
Level 1:   Quoted prices in active markets for identical assets or liabilities that the Company has an ability to access as of the measurement date.

•
Level 2:   Inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the same term of the assets or liabilities.

•
Level 3:   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments include cash and cash equivalents, restricted cash and cash equivalents, short-term financial instruments, short-term loans, accounts receivable, accounts payable and current liabilities. The carrying values of these financial instruments approximate their fair value due to their short maturities. The carrying amount of our debt approximates fair value because the interest rates on these instruments approximate the interest rate on debt with similar terms available to us for a similar duration. The Company re-measured the fair value of one of its intangible assets, Atlas, as of December 31, 2021 using level 3 inputs. Please refer to Note 12 — Intangible Assets for more details. The Company does not have any other assets or liabilities measured at fair value on a recurring or non-recurring basis at December 31, 2021 and 2020.

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Amortizable Intangibles and Other Long-lived Assets
The Company’s long-lived assets and other assets consisting of property, plant and equipment and purchased intangible assets, are reviewed for impairment in accordance with the guidance of the FASB ASC 360, Property, Plant, and Equipment.
Intangible assets subject to amortization are carried at cost less accumulated amortization and amortized over the estimated useful life in proportion to the economic benefits received. The Company evaluates the recoverability of definite-lived intangible assets and other long-lived assets in accordance with ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. The Company considers certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets, other than indefinite lived intangible assets, may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; and changes in the Company’s business strategy. If the Company determines that the carrying value may not be recoverable, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of the asset group to determine whether an impairment exists. If an impairment is indicated based on a comparison of the asset groups’ carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the asset group exceeds its fair value. There can be no assurance, however, that market conditions will not change or demand for the Company’s products under development will continue. Either of these could result in future impairment of long-lived assets. Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on our consolidated reporting results and financial positions. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the years ended December 31, 2021, 2020 and 2019, the Company recorded $16,325,000, $1,269,000 and $0 as impairment loss related to the Atlas game license rights from a related party, the analytic technology developed by its Frostkeep Studios, Inc. subsidiary, and no such impairment noted in 2019, respectively.
Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consisted of taxes currently due and deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes.
The Company follows FASB ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns.
Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC 740-10-25 provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company recognized liabilities for uncertain tax positions pursuant to FASB ASC 740-10-25 in the amount of $693,913, $1,054,081 and $383,927 for

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
the years ended December 31, 2021, 2020 and 2019, respectively. Such amounts are included in the current and deferred balances on the accompanying consolidated balance sheets.
Concentration of Credit Risk and Significant Customers
The Company maintains cash balances at several major financial institutions. While the Company attempts to limit credit exposure with any single institution, balances often exceed insurable amounts. As of December 31, 2021 and 2020, the Company had deposits of $15,135,863 and $31,812,014, respectively, that were not insured by the Federal Deposit Insurance Corporation.
The Company extends credit to various digital resellers and partners. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. The Company performs ongoing credit evaluations of customers and maintains reserves for potential credit losses. At December 31, 2021 and 2020, the Company had four customers who accounted for approximately 86% and 89% of consolidated gross receivables, respectively. Among the four customers as of December 31, 2021 and 2020, each customer accounted for 29%, 28%, 17% and 12% as of December 31, 2021, and 25%, 25%, 23% and 16% as of December 31, 2020, respectively, of the consolidated gross receivables outstanding. During the years ended December 31, 2021,2020 and 2019, approximately 68%, 80% and 66%, respectively, of net revenue was derived from these customers.
Leases
The Company has several leases relating primarily to office facilities. The Company determines if an arrangement is or contains a lease at contract inception. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The lease liability is measured as the present value of the unpaid lease payments, and the right-of-use asset value is derived from the calculation of the lease liability. Lease payments include fixed and in-substance fixed payments, variable payments based on an index or rate, reasonably certain purchase options, and termination penalties. Variable lease payments are recognized as lease expenses as incurred, and generally relate to variable payments made based on the level of services provided by the landlords of our leases. For leased assets with similar lease terms and asset types, we applied a portfolio approach in determining a single incremental borrowing rate for the leased assets. The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments because the Company does not have the information necessary to determine the rate implicit in the lease. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company’s lease term includes any option to extend the lease when it is reasonably certain to be exercised based on considering all relevant factors. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. Operating leases are included in operating lease right-of-use assets, net, current portion of operating lease liabilities, and operating lease liabilities, net of current portion on the consolidated balance sheets.
Recently Adopted Accounting Pronouncements
In December 2019, the FASB issued Accounting Standards update (“ASU”) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. The Company adopted this standard beginning on January 1, 2021. The adoption of the standard did not have a material impact on our consolidated financial statements.
In January 2020, the FASB issued ASU 2020-01, Investment — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic), and Derivatives and Hedging (Topic 815), to

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
clarify the interaction among the accounting standards for equity securities, equity method investments and certain derivatives. The new ASU clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments — Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The Company adopted this standard beginning on January 1, 2021. The adoption of the standard did not have a material impact on our consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses, which replaces the incurred loss impairment methodology in current US GAAP with a methodology that requires the reflection of expected credit losses and also requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. For most financial instruments, the standard requires the use of a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses, which generally results in the earlier recognition of credit losses on financial instruments. We are currently evaluating the potential impact of adopting this guidance on our consolidated financial statements and expect to adopt ASC 2016-13 on January 1, 2023.
CARES Act
On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property, the Company did not result in a material cash benefit as a result of these provision.
The CARES Act is a stimulus package that provides various forms of relief through, among other things, grants, loans and tax incentives to certain businesses and individuals. In particular, the CARES Act created an emergency lending facility known as the Paycheck Protection Program (“PPP”), which is administered by the U.S. Small Business Administration (“SBA”) and provides federally insured and, in some cases, forgivable loans to certain eligible businesses so that those businesses can continue to cover certain of their near-term operating expenses and retain employees. See Note 15 — Notes Payable for further detail.
NOTE 3 — REVENUE FROM CONTRACTS WITH CUSTOMERS
Disaggregation of revenue
Geography
We attribute net revenue to geographic regions based on customer location. Net revenue by geographic region for the years ended December 31, 2021, 2020 and 2019 were as follows:
	2021	2020	2019
United States	$93,826,986	$109,123,834	$76,574,328
International	12,907,163	15,820,673	9,733,429
Total revenue from contract with customers	$106,734,149	$124,944,507	$86,307,757

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 3 — REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)
Platform
Net revenue by platform for the years ended December 31, 2021, 2020 and 2019 were as follows:
	2021	2020	2019
Net revenue recognized
Console	$47,111,657	$60,927,126	$46,427,038
PC	43,096,994	46,492,920	22,658,127
Mobile	12,990,321	14,310,045	14,230,439
Other	3,535,177	3,214,416	2,992,153
Total revenue from contract with customers	$106,734,149	$124,944,507	$86,307,757
Distribution channel
Our products are delivered through digital online services (digital download, online platforms, and cloud streaming), mobile, and retail distribution and other. Net revenue by distribution channel was as follows:
	2021	2020	2019
Digital	$90,038,651	$107,335,314	$69,085,165
Mobile	12,990,321	14,310,046	14,230,439
Physical retail and other	3,705,177	3,299,147	2,992,153
Total revenue from contract with customers	$106,734,149	$124,944,507	$86,307,757
Deferred Revenue
The Company records deferred revenue when payments are due or received in advance of the fulfillment of our associated performance obligations; reductions to deferred revenue balance were due primarily to the recognition of revenue upon fulfillment of our performance obligations, both of which were in the ordinary course of business. Activities in the Company’s deferred revenues for the years ended December 31, 2021 and 2020 were as follows:
	2021	2020
Deferred revenue, beginning balance in advance of revenue recognition billing	$34,529,335	$27,372,892
Revenue recognized	(26,478,997)	(27,520,639)
Revenue deferred	12,230,596	34,677,082
Deferred revenue, ending balance	20,280,934	34,529,335
Less: short term portion	(11,005,517)	(18,407,746)
Deferred revenue, long term	$9,275,417	$16,121,589
NOTE 4 — CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH
EQUIVALENTS
Cash equivalents are valued using quoted market prices or other readily available market information. The Company had $6,389,777 and $6,314,737 as of December 31, 2021 and 2020, respectively, as security for the debt with a financial institution (see Note 18 — Long-term debt) and to secure standby letters of credit

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 4 — CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH
EQUIVALENTS (continued)
with landlords (see Note 19 — Leases). The following table summarizes the components of the Company’s cash and cash equivalents, and restricted cash and cash equivalents as of December 31, 2021 and 2020:
	2021	2020
Cash and cash equivalents	$10,164,338	$27,587,970
Restricted cash and cash equivalents	6,389,777	6,314,737
Cash and cash equivalents, and restricted cash and cash equivalents	$16,554,115	$33,902,707
NOTE 5 — ACCOUNTS RECEIVABLE — RELATED PARTY
Accounts receivable — related party represents receivables in the ordinary course of business attributable to certain mobile game revenues that, for administrative reasons, are collected by a related party and that the related party has not remitted back to the Company. The accounts receivable are offset by payables due to the related party for royalties, internet data center (“IDC”) and marketing costs. Accounts receivable — related party is non-interest bearing and due on demand. The related party is 100% owned and controlled by the wife of the Founder and Chairman of the Company, who is also the majority shareholder of the parent company. As of December 31, 2021 and 2020, the outstanding balance of net accounts receivable from related party was as follows:
	2021	2020
Accounts receivable – related party	$13,519,409	$15,145,401
Accounts payable – related party	(5,083,586)	(5,426,917)
Accounts receivable – related party, net	$8,435,823	$9,718,484
NOTE 6 — DUE FROM SHAREHOLDER
Due from shareholder is receivables from related party which consisted of monies that the Company lent to the Company’s Founder and Chairman, who is also the majority shareholder of the parent company, the loan bears 2.00% per annum interest, both the loan receivable and the interest are due on demand. Total interest receivable from related party amounted to $2,965,346 and $1,442,197 as of December 31, 2021 and 2020, respectively. Both the loan receivable and the interest receivable are presented as contra equity in our consolidated statements of equity for a total of $94,353,522 and $62,186,331 as of December 31, 2021 and 2020, respectively.
In April 2022, the Company declared in-kind dividends in the form of distributing the shareholder loan and interest receivable to its parent entity Suzhou Snail. See Note 22 — Subsequent Events for further detail.
NOTE 7 — LOAN AND INTEREST RECEIVABLE — RELATED PARTY
In February 2021, the Company lent $200,000 to a sister company. The loan bears 2.00% per annum interest; interest and principal due in February 2022. Please refer to Note 14 — Loan Payable — Related Parties for the assignment of this loan to the Parent.

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 8 — PREPAID ROYALTIES — RELATED PARTY, PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid royalties — related party, prepaid expenses and other current assets consisted of the following as of December 31, 2021 and 2020:
	2021	2020
Prepaid royalties – related party	$3,145,000	$4,125,000
Prepaid income taxes	8,217,660	6,456,886
Other prepaids	861,332	27,629
Other current assets	1,938,015	397,081
	$14,162,007	$11,006,596
Prepaid royalties represent royalties paid but the related revenues were deferred.
NOTE 9 — PROPERTY, PLANT AND EQUIPMENT, net
Property, plant and equipment, net consisted of the following as of December 31, 2021 and 2020:
	2021	2020
Building	$1,874,049	$1,874,049
Land	2,700,000	2,700,000
Building improvements	1,010,218	1,010,217
Leasehold improvements	1,537,775	1,946,958
Autos and trucks	267,093	267,093
Computer equipment and software	1,830,949	1,871,733
Furniture and fixtures	411,801	411,801
	9,631,885	10,081,851
Accumulated depreciation and amortization	(3,953,184)	(3,442,908)
Property, plant and equipment, net	$5,678,701	$6,638,943
Depreciation and amortization expense was $798,813, $904,647 and $973,043 for the years ended December 31, 2021, 2020 and 2019, respectively.
During the years ended December 31, 2021 and 2020, the Company disposed of $449,970 and $180,052 in assets with accumulated depreciation of $332,654, and $58,414, respectively, as of the disposal date. The total loss resulting from the disposal of assets amounted to $117,316 and $121,638 for the years ended December 31, 2021 and 2020, respectively. No such disposals were made in 2019.
NOTE 10 — EQUITY INVESTMENTS
The Company had an equity method investment in Pound Sand, LLC representing a 72.28% membership interest with an original investment amount of $7,000,000. Pound Sand, LLC’s noncontrolling members hold substantive participating rights in management and operating decisions. Therefore, Pound Sand, LLC was accounted for under the equity method as the Company’s interest is more than minor. On December 30, 2020, the Company entered into a membership interest redemption agreement with Pound Sand LLC and sold all of its rights, title and interests in membership units in Pound Sand, LLC, in exchange for $8,500,000. Concurrently with the execution of the redemption agreement, Pound Sand, LLC also entered into a membership interest pledge agreement with the Company to pledge 76.59 Class C Membership Units of Pound Sand, LLC as security to the secured subordinated note. Pursuant to the

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 10 — EQUITY INVESTMENTS (continued)
terms of the redemption agreement, and concurrently with the execution of the membership interest pledge agreement, Pound Sand, LLC also executed and delivered a secured subordinated promissory note in the amount of $1,500,000 payable over two years, the note receivable bears 4.5% interest and matures on the second-year anniversary of the transaction date. On December 30, 2020, the Company received $7,000,000 of proceeds from the redemption of membership interests, and the remaining $1,500,000 is recorded as a note receivable, which is included as part of noncurrent assets on the consolidated balance sheets. As a result, the Company recognized a gain on sale of membership interest in the amount of $4,903,502 in fiscal year 2020. As of December 31, 2021, outstanding balance was $1,496,063, which is included as part of other currents assets on the consolidated balance sheet, and the balance was paid off in January 2022.
NOTE 11 — INVESTMENT AT COST
On May 3, 2021, the Company entered into a Subscription Letter Agreement and an Amended and Restated Limited Liability Company Agreement with Matrioshka to acquire 340 Preferred Units of Matrioshka Games, LLC for $895. The investment is included in the Other noncurrent assets in the consolidated balance sheets. Concurrently, on May 3, 2021, the Company entered into a Software Development Agreement with Matrioshka whereby it is agreed that Matrioshka will develop and produce a game, Project Agartha, and the Company will publish and service the game on an exclusive basis. Matrioshka is in the business of developing, manufacturing, publishing, licensing, distributing and selling interactive entertainment software and video game products. The investment in Matrioshka provides the Company with the ability to earn profits by publishing and servicing the game. As the Company does not control nor have significant influence over Matrioshka, the investment is being accounted for at cost less any impairment. No indicators of impairment were noted as of December 31, 2021. In connection with the Software Development Agreement, the Company had paid $250,000 in development fees during 2021 and expensed it as research and development in the accompanying consolidated statements of operations and comprehensive income (loss).
NOTE 12 — INTANGIBLE ASSETS
Intangible assets on trademark and technology consist of game license software underlying intellectual property rights, game trademark name, logo, and other branding items. The Company amortizes the intangible assets over its useful life.
During 2021, the Company impaired the Atlas license right due to delay in launching the game in several platforms. The Company recognized $16,325,000 as impairment loss during the year ended December 31, 2021, and the impairment was calculated based on revision to the discounted cash flow valuation using a 10% discount rate, which reflected the delay and decreased future cash flow. The following table sets all the intangible assets presented on the consolidated balance sheets as of December 31, 2021:
	December 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Book Value	Weighted Average Useful Life
License rights from related parties	$152,990,000	$(127,877,024)	$(16,325,000)	$8,787,976	3 – 5 years
License rights	$3,000,000	$(2,750,000)	$—	$250,000	5 years
Intangible assets – other:
Software	$51,784	$(50,908)	$—	$876	3 years
Trademark	10,745	(5,359)	—	5,386	15 years
In-progress patent	270,886	—	—	270,886
Total	$333,415	$(56,267)	$—	$277,148

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 12 — INTANGIBLE ASSETS (continued)
During 2020, the Company impaired the analytics technology related to the game developed by one of its subsidiaries, Frostkeep Studios, Inc. The Company believes that the analytics technology will no longer provide future value nor will the Company be investing further into the development game. Therefore, the Company recognized $1,269,000 as impairment loss during the year ended December 31, 2020. The following table sets all the intangible assets presented on the consolidated balance sheets as of December 31, 2020:
	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Book Value	Weighted Average Useful Life
License rights from related parties	$147,990,000	$(113,221,504)	$—	$34,768,496	3 – 5 years
License rights	$3,000,000	$(2,150,000)	$—	$850,000	5 years
Intangible assets – other
Analytics technology	$2,820,000	$(1,551,000)	$(1,269,000)	$—	5 years
Software	51,784	(44,764)	—	7,020	3 years
Trademark	10,745	(4,464)	—	6,281	15 years
In-progress patent	270,886	—	—	270,886
Total	$3,153,415	$(1,600,228)	$(1,269,000)	$284,187
Amortization expense was $15,262,559, $13,764,239 and $44,223,583 for the years ended December 31, 2021, 2020 and 2019, respectively. These amounts are included in costs of sales in the accompanying consolidated statements of operations and comprehensive income (loss). Future amortization expense of intangible assets is as follows:
Years ending December 31,	Amount
2022	$7,655,690
2023	1,384,927
2024	804
2025	804
2026	743
Thereafter	272,156
$9,315,124
NOTE 13 — ACCOUNTS PAYABLE TO PARENT
Accounts payable to Parent represent payables in the ordinary course of business primarily for purchases of game distribution licenses and also the royalties due to the Parent. During the years ended December 31, 2021, 2020 and 2019, the Company incurred $749,161, $836,483 and $1,275,397, respectively as license costs to parent.
NOTE 14 — LOAN PAYABLE — RELATED PARTIES
The Company had a loan amount due to related parties of $400,000 bearing 2.00% per annum interest. $300,000 of the loan is from a wholly owned subsidiary of the Parent and due in June 2022, and $100,000 is from the Parent and was due December 31, 2021. The Parent has signed an agreement during fiscal year

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 14 — LOAN PAYABLE — RELATED PARTIES (continued)
2022 with the related party and was assigned the other receivable from the related party of $200,000 (see Note 7 — Loan and Interest Receivable — Related Party). The $100,000 due to the Parent was applied to the $200,000 related party receivable during fiscal year 2022. As of December 31, 2021 and 2020, total loan payable — related parties amounted to $400,000 and $400,000, respectively, and total unpaid interest amounted to $528,439 and $520,439, as of December 31, 2021 and 2020, respectively.
NOTE 15 — NOTES PAYABLE
The CARES Act is a stimulus package that provides various forms of relief through, among other things, grants, loans and tax incentives to certain businesses and individuals. The application for these funds requires the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further requires the Company to take into account current business activity and ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loans and qualifying for the forgiveness of such loans based on our future adherence to the forgiveness criteria. The Company has applied for, and has received, funds under the Paycheck Protection Program (“PPP”) in the amount of $773,810. As of December 31, 2021 and 2020, the Company had total PPP notes payable outstanding of $216,329 and $634,810, respectively. During the years ended December 31, 2021 and 2020, the SBA forgave $392,200 and $144,000, respectively, of the PPP balance, and no such PPP in 2019. As a result, the Company recorded a gain of $392,200, $144,000 and $0 within other income in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019, respectively. The Company pursued and received forgiveness for the PPP loan balance of $169,436 and paid the rest of the balance during fiscal year 2022.
NOTE 16 — LINE OF CREDIT
On April 18, 2018, the Company entered into a facility agreement with a financial institution in the amount of $4,950,000. The line matured on July 18, 2019 and was further extended to July 18, 2020. The line of credit was secured by the Standby Letter of Credit issued by Bank of Ningbo in the amount of $5,000,000. The Standby Letter of Credit was guaranteed by the Company’s Parent. The Company paid off the line of credit on April 18, 2020, and the related $1,000,000 restriction on the cash balance was removed.
NOTE 17 — REVOLVER LOAN
On June 17, 2021, the Company amended and restated its revolving loan (“Revolver”) and security agreement. The revolving loan, as amended, matures on December 31, 2023, and the maximum amount of revolving line of credit was increased to $9,000,000 with an annual interest rate equal to the Prime Rate less 0.25%. The revolver is secured by the certificate of deposit accounts held with the financial institution. The applicable interest rate as of December 31, 2021 and 2020 was 3.375%. As of December 31, 2021 and 2020, the total outstanding amount on the revolving loan was $9,000,000 and $2,500,000, respectively. In connection with the amended debt agreements, the Company also revised its financial covenants. The revised agreements require that the Company maintain a minimum debt service coverage ratio of 1.50 to 1.00. The Company is in compliance with or received a waiver in the event of noncompliance, with its debt covenants as of December 31, 2021 and 2020.

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 18 — LONG-TERM DEBT
On December 26, 2018, the Company entered into a security agreement with a financial institution. Certain deposit accounts maintained with the lender are being used as a cash collateral account. The Company recorded these cash deposits as restricted cash.
As of January 1, 2021, the Company had a promissory note that had been issued in 2018 (“2018 Promissory Note”) and another promissory note that had been issued in 2020 (“2020 Promissory Note”). On June 17, 2021, the Company amended the 2018 Promissory Note and 2020 Promissory Note together with the Revolver (see Note 17 — Revolver Loan) to reduce the principal amount of the notes to $3,000,000. The loan matures on June 30, 2031, with an annual interest rate of 3.5% for the first 5 years and then floating at the Wall Street Journal prime rate from years 6 to 10. The applicable interest rate as of December 31, 2021 was 3.5%. The loan is secured by the Company’s real estate. In connection with the amended debt agreements, the Company also revised its financial covenants. The revised agreements require that the Company maintain a minimum debt service coverage ratio of 1.50 to 1.00 and cash dividends are limited. The Company is in compliance with or received a waiver in the event of noncompliance, with its debt covenants as of December 31, 2021 and 2020.
Long-term debt is summarized as follows:
	2021	2020
2018 Promissory Note – Promissory notes with annual interest rate at prime plus 0.125% with interest payable monthly and commencing in April 2019; monthly principal payments in the amount of approximately $317,000 until maturity date and any outstanding balance due upon maturity (September 2021, as amended)	$—	$2,849,993
2020 Promissory Note – On February 11, 2020, the Company entered into agreement with the relevant financial institution. The interest is calculated based upon the higher of 5% or 0.25% in excess of the wall street journal prime rate. Interest shall be due and payable monthly. The promissory note matures on February 11, 2024.	—	3,958,333
2021 Promissory Note – On June 17, 2021, the Company amended its loan agreement to reduce the principal amount with financial institution for 10 years, annual interest rate of 3.5% for the first 5 years, and then floating at Wall Street Journal rate from years 6 to 10, the loan is secured by the Company’s building and matures on June 30, 2031	2,962,782	—
Total	2,962,782	6,808,326
Less: current portion	—	6,808,326
Total long-term debt	$2,962,782	$—
Total interest expense for the notes above and Revolver amounted to $386,452, $498,555 and $1,471,134 for the years ended December 31, 2021, 2020 and 2019, respectively. Amortization of loan origination expenses of $22,951, $26,020 and $18,913 were included as part of interest expense for the years ended December 31, 2021, 2020 and 2019, respectively.

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 18 — LONG-TERM DEBT (continued)
The following table provides future minimum payments of its long-term debt as of December 31:
Years ending December 31,	Amount
2022	$77,348
2023	80,137
2024	82,748
2025	86,013
2026	89,115
Thereafter	2,547,421
$2,962,782
NOTE 19 — LEASES
The Company’s lease arrangements relate primarily to office facilities and are all classified as operating leases. In April 2018, a commercial bank issued an irrevocable standby letter of credit on behalf of the Company to the landlord for $1,075,000 to lease office space in Los Angeles, California. The standby letter of credit is valid for a one-year term and is collateralized by the time deposit in the amount of $1,075,000. On January 20, 2021, the standby letter of credit was amended and extended to January 31, 2026. These amounts are being recorded as restricted cash and cash equivalents on the Company’s consolidated balance sheets.
During 2020, the Company sub-leased one property. For the years ended December 2021, 2020 and 2019, the Company received rent income from the sub-lessee in the amount of $434,119, $228,872 and $0, respectively. Due to the differences between sub-tenant payments and lease payments, $95,000 was owed to the landlord as of December 31, 2021. In May 2022, the Company entered into an agreement with the landlord to terminate the lease early with no penalty and paid off the balance due.
As of December 31, 2021, existing leases have remaining lease terms ranging from 0.7 years to 3.9 years. Components of lease costs are as follows:
	For the years ended December 31,
	2021	2020	2019
Operating lease
Operating lease costs	$1,980,873	$1,519,725	$1,900,089
Short term lease costs	—	87,724	120,650
Total operating lease costs	$1,980,873	$1,607,449	$2,020,739
Supplemental information related to operating leases is as follows:
	For the years ended December 31,
	2021	2020	2019
Operating lease
Cash paid for amounts included in the measurement of lease liabilities	$1,445,235	$1,855,538	$1,945,266
Weighted average remaining lease term	3.7 years	5.3 years	4.4 years
Weighted average discount rate	4.92%	4.77%	4.81%

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 19 — LEASES (continued)
Future undiscounted lease payments for operating leases and reconciliation of these payments to our operating lease liabilities at December 31, 2021 are as follows:
Years ending December 31,	Future lease payments	Imputed Interest	Lease Liabilities
		Amount
2022	$1,943,034	$254,069	$1,688,965
2023	1,623,042	177,785	1,445,257
2024	1,610,844	105,810	1,505,034
2025	1,453,784	28,290	1,425,494
2026	—	—	—-
Total future lease payments	$6,630,704	$565,954	$6,064,750
NOTE 20 — INCOME TAXES
The components of income (loss) before income taxes for the years ended December 31, 2021, 2020 and 2019 are as follows:
	2021	2020	2019
United States	$9,476,520	$36,106,434	$(17,832,127)
Foreign	217,560	454,038	117,340
	$9,694,080	$36,560,472	$(17,714,787)
The income tax provision (benefit) for the years ended December 31, 2021, 2020 and 2019 are as follows:
	2021	2020	2019
Current:
U.S. federal	$4,975,632	$7,377,846	$6,062
U.S. State	(61,333)	264,388	4,800
Foreign	30,041	122,038	—
Total current income taxes	4,944,340	7,764,272	10,862
Deferred:
U.S. federal	(2,988,575)	(938,907)	(2,402,952)
U.S. State	(174,984)	(14,850)	(105,669)
Foreign	3,768	(3,768)	—
Total deferred income taxes	(3,159,791)	(957,525)	(2,508,621)
Income tax provision (benefit)	$1,784,549	$6,806,747	$(2,497,759)

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 20 — INCOME TAXES (continued)
The provision (benefits) for income taxes differs from the amounts computed by applying the federal statutory tax rate of 21% to earnings before income taxes, as follows:
	2021	2020	2019
Federal statutory income tax rate	21.00%	21.00%	21.00%
Valuation allowance	3.50%	0.59%	(6.91)%
Net operating loss carryback refund	—	(4.78)%	—
State and local income taxes	(2.44)%	0.75%	—
Other	(3.65)%	1.05%	0.01%
	18.41%	18.61%	14.10%
At December 31, 2021, the Company’s effective tax rate differed from the federal statutory rate of 21% primarily as a result of changes in valuation allowance on the Company’s deferred tax assets, and other items including state income taxes, return to provision true-ups and various permanent differences.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following as of December 31, 2021 and 2020:
	2021	2020
Deferred tax assets (noncurrent):
Net operating losses	$5,181,080	$4,740,321
Deferred revenue	3,959,110	3,287,009
Research and development credit	189,431	189,431
Book lease liability (ASC 842)	1,387,106	1,807,018
Fixed assets and intangibles	3,856,167	161,201
Other	639,219	1,772,518
Total deferred tax assets	15,212,113	11,957,498
Deferred tax liabilities (noncurrent):
Fixed assets and intangible assets	—	—
Book ROU assets (ASC 842)	(1,168,823)	(1,543,686)
Total deferred tax liabilities:	(1,168,823)	(1,543,686)
Long-term deferred tax asset	14,043,290	10,413,812
Valuation allowance	(5,852,239)	(5,382,554)
Net deferred tax asset	$8,191,051	$5,031,258
Included in these consolidated financial statements are two entities that are not consolidated in the U.S. tax return filing due to less than 80% ownership by Snail Games USA Inc. As of December 31, 2021, the non-includable entities have U.S. federal net operating loss (“NOL”) carryforwards of $3,117,395 which begin to expire in 2037 and $15,127,461 with an indefinite carryforward period. As of December 31, 2021, the non-includable entities have $16,452,832 of California NOL carryforwards, which begin to expire in 2037.
The Company maintained a valuation allowance of $5,852,239 and $5,382,554 as of December 31, 2021 and 2020, respectively, the valuation allowance relates primarily to the NOL of the non-includable entities mentioned above, which have had historical losses, and which management has assessed are not more likely than not to be able to realize those NOLs. As of December 31, 2021 and 2020, the Company had foreign NOL carryforwards of $13,866 and $499,013, respectively, all of which are fully reserved. Additionally, there

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 20 — INCOME TAXES (continued)
is a full valuation allowance placed on the $647,000 deferred tax asset related to the investment that was written off for book purposes but not yet for tax in 2021. The Company has placed a full valuation allowance on this deferred tax asset due to its capital loss nature and the current lack of other capital gain items that could offset said future loss.
Based upon the level of historical taxable income and projections of future taxable income over the periods during which the deferred tax assets are deductible, except as noted above, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.
As of December 31, 2021, the Company had foreign tax credit carryforwards of $192,000 which, if not utilized, begin to expire in 2027. The Company has booked an uncertain tax position reserve on the entire amount of foreign tax credit carryforwards due to uncertainty regarding their nature and future utilization.
The Company and its subsidiaries currently file tax returns in the United States (federal and state) and Poland. The statute of limitations for its consolidated federal income tax returns are open for tax years ended December 31, 2018 and after. The statute of limitations for its consolidated California income tax returns are open for tax years ended December 31, 2017 and after. All tax periods for its Polish subsidiary are currently subject to examination since its inception in 2018. While the Company has historically only filed a state tax return in California, management had accrued income tax liabilities for additional states at December 31, 2021 and 2020, respectively and is also undergoing the Voluntary Disclosure Agreement process in additional states.
After enactment of the Tax Cuts and Jobs Act (“TCJA”) in 2017, any current earnings of a foreign subsidiary are subject to the Global Intangible Low-Taxed Income (“GILTI”) tax and any future repatriation of foreign earnings back to the U.S. would be subject to a 100% dividends-received deduction, thus, not subject to additional federal taxes. The Company owns one foreign corporation, Donkey Crew, which is subject to the GILTI tax and will have a GILTI inclusion during the year ended December 31, 2021. It is Management’s intent to permanently reinvest any future foreign earnings to support operations and business growth of its affiliated company in Poland. As such, no federal deferred tax liability was recorded on the unremitted earnings of the foreign subsidiary at December 31, 2021 and 2020. State deferred tax liability is deemed immaterial due to negative foreign earnings as of December 31, 2021 and 2020.
The following table reflects changes in gross unrecognized tax benefits for the years ended December 31, 2021 and 2020:
	2021	2020
Unrecognized tax benefits at beginning of year	$1,054,081	$383,928
Gross Increases – current year positions	—	657,386
Gross Increases – prior year positions	124,979	13,439
Gross Decreases – prior year positions	(485,147)	—
Gross Decreases – settlements	—	(672)
Unrecognized tax benefits at end of year	$693,913	$1,054,081
As of December 31, 2021 and 2020, the Company had $487,867 and $362,887, respectively, of unrecognized tax benefits that if recognized would impact the Company’s effective tax rate. The Company accrued and recognized interest and penalties related to unrecognized tax benefits in operating expense. As of December 31, 2021 and 2020, the Company had accrued $9,257 and $1,959 of interest and penalties, respectively. The Company does not expect the amount to change within 12 months and is currently not under audit by any taxing jurisdictions.

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 21 — COMMITMENTS AND CONTINGENCIES
Litigation
The Company is subject to claims and contingencies related to lawsuits and other matters arising out to the normal course of business. In addition, we may receive notifications alleging infringement of patent or other intellectual property rights. The Company has elected to expense legal costs associated with legal contingencies as incurred. As of December 31, 2021 and 2020, the Company had an estimated accrual cost of $1,330,000 and $5,450,000, respectively, as a result of a pending litigation settlement. Such amounts are included in accrued expenses on the accompanying consolidated balance sheets. During 2021, the Company paid $4,120,000 as part of legal settlements and paid off the remaining litigation settlement accrual prior to April 30, 2022.
On December 1, 2021, the Company and Studio Wildcard sent a notice of claimed infringement (the “DCMA Takedown Notice”) to Valve Corporation, which operates the Steam platform, pursuant to the Digital Millennium Copyright Act (“DCMA”). The DCMA Takedown Notice concerns a videogame titled Myth of Empires, which was developed by Suzhou Angela Online Game Technology Co., Ltd. (“Angela Game”) and published by Imperium Interactive Entertainment Limited (“Imperium”). The DCMA Takedown Notice alleges that Angela Game and Imperium misappropriated the copyrighted source code of ARK: Survival Evolved and used it to develop the game Myth of Empires. The DCMA Takedown Notice requested that Steam cease distributing Myth of Empires and remove the game from the Steam platform. Steam complied with the DCMA Takedown Notice and removed Myth of Empires from its platform. The DCMA Takedown Notice was also sent to Tencent Cloud LLC (“Tencent”), which hosts the U.S. servers for users who downloaded the game before it was removed from Steam, but Tencent has not complied with the DCMA Takedown Notice.
On December 9, 2021, Angela Game and Imperium filed a complaint against the Company and Studio Wildcard in the United States District Court for the Central District of California in response to the DCMA Takedown Notice. The lawsuit seeks a declaratory judgment on non-liability for copyright infringement and non-liability for trade secret misappropriation, as well as unspecified damages for alleged misrepresentations in the DCMA Takedown Notice. Angela Game and Imperium also filed an application for a temporary restraining order asking the court to order us and Studio Wildcard to rescind the DCMA Takedown Notice so that Steam could once again reinstate Myth of Empires for download. On December 20, 2021, the Company and Studio Wildcard filed an answer to the complaint, which included counterclaims against Angela Game and Imperium and a third-party complaint against Tencent seeking unspecified damages resulting from the alleged copyright infringement and misappropriation of trade secrets in connection with the ARK: Survival Evolved source code. On December 23, 2021 the court denied the application for a temporary restraining order and issued an order to show cause as to why a preliminary injunction should not be issued. On January 31, 2022, a hearing was held on the order to show cause, and the court issued an order denying the preliminary injunction.
On February 3, 2022, Angela Game and Imperium appealed the order to the Ninth Circuit Court of Appeal, claiming that the district court judge abused her discretion in denying the injunction. The parties have filed the required briefs. The Ninth Circuit will hear argument in October or November 2022. Meanwhile, the district court has appointed a neutral expert to compare the parties’ computer code and issue a report to the court about the extent of similarities. The parties have also retained their own experts to compare the code. The district court has set no discovery deadlines or a trial date. At this time, we are unable to quantify the magnitude of the potential loss should the plaintiffs’ lawsuit succeed. The Company has not recorded any accrual as the legal costs are being borne by Studio Wildcard.
NOTE 22 — Subsequent EVENTS
The Company has evaluated all events or transactions that occurred after December 31, 2021 through May 26, 2022, the date the consolidated financial statements were available to be issued. During this period,

Snail Games USA Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 22 — Subsequent EVENTS (continued)
the Company did not have any material recognizable subsequent events that would have been required to be disclosed as of and for the year ended December 31, 2021, other than the following:
•
In January 2022, the Company amended its revolving loan and long-term debt to obtain an additional long-term loan with a principal balance of $10,000,000, which matures on January 26, 2023. Interest shall be equal to the higher of 3.75% and the prime rate plus 0.50%. In the event of default all outstanding amounts under the note will bear interest at a default rate equal to 5% over the note rate. The loan is secured and collateralized by the Company’s existing assets. Debt covenants related to this loan require the Company to maintain a minimum debt service coverage ratio of at least 1.5 to 1 and will be measured quarterly. The Company paid a $15,000 loan origination fee.

•
In January 2022, the Company received $1,500,000 from Pound Sand, LLC in connection with the Company’s sale of its membership interest in Pound Sand, LLC on December 3, 2020. Such amount was included as a receivable in the other noncurrent assets as of December 31, 2021 and 2020, in the accompanying consolidated balance sheets.

•
In February 2022, the Company entered into a non-binding term sheet for an exclusive license with SDE Inc., a related party, whereby the Company advanced a total amount of $5,000,000 in exchange for license rights to publish, develop, distribute, market, and commercially exploit the game, ARK 2. In April 2022, the Company executed the term sheet into an exclusive license agreement for 15 years of ARK 2, monthly licensing fee of $1,500,000 for a total of $18,000,000 per year plus 25% of royalty based on total revenue of ARK 2.

•
On April 6, 2022, the Company received PPP forgiveness from the SBA in the amount of $169,436.

•
On April 26, 2022, the Company distributed the due from shareholder — loan and receivable balances to Suzhou Snail, which assumed the loan as creditor. At the time of the distribution, $94,934,000 was outstanding, including interest. As a result of this distribution, the total withholding taxes amounted to $8,200,000, and paid on April 29, 2022. The Company received a waiver from Cathay Bank related to this distribution. As of the distribution date, due from shareholder — loan and interest receivables are no longer reflected within the Company’s consolidated balance sheet as of April 26, 2022. See Note 15 — Notes Payable.

Condensed Consolidated Financial Statements
as of June 30, 2022 and for the Three and
Six Month Periods Ended June 30, 2022 and 2021
(Unaudited)

Snail Games USA Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
	June 30, 2022	December 31, 2021
ASSETS
Current Assets:
Cash and cash equivalents	$14,697,338	$10,164,338
Accounts receivable, net of allowances for doubtful accounts of $31,525 and $31,525, respectively	7,514,638	12,244,785
Accounts receivable – related party	10,941,404	8,435,823
Loan and interest receivable – related party	100,745	203,408
Prepaid expenses – related party	1,000,000	3,145,000
Prepaid expenses and other current assets	10,475,663	11,017,007
Total current assets	44,729,788	45,210,361
Restricted cash and cash equivalents	6,361,381	6,389,777
Prepaid expenses – related party	6,520,000	—
Property, plant and equipment, net	5,374,289	5,678,701
Intangible assets, net – license – related parties	5,086,017	8,787,976
Intangible assets, net – license	—	250,000
Intangible assets, net – other	275,824	277,148
Deferred income taxes	8,191,051	8,191,051
Other noncurrent assets	202,179	199,919
Operating lease right-of-use assets, net	4,166,498	5,100,912
Total assets	$80,907,027	$80,085,845
LIABILITIES, NONCONTROLLING INTERESTS AND EQUITY
Current Liabilities:
Accounts payable	$5,190,812	$3,871,510
Accounts payable – related parties	23,511,036	23,733,572
Accrued expenses and other liabilities	3,330,015	2,975,475
Loan payable – related parties	300,000	400,000
Interest payable – related parties	527,770	528,439
Revolving loan	9,000,000	9,000,000
Short term note	7,916,667	—
Current portion of long-term debt	78,719	77,348
Current portion of notes payable	—	216,329
Current portion of deferred revenue	8,121,311	11,005,517
Current portion of operating lease liabilities	1,310,011	1,688,965
Total current liabilities	59,286,341	53,497,155
Long-term debt, net of current portion	2,845,303	2,885,434
Deferred revenue, net of current portion	9,138,069	9,275,417
Operating lease liabilities, net of current portion	3,628,605	4,375,786
Total liabilities	74,898,318	70,033,792
Commitments and contingencies
Equity:
Common stock, $0.01 par value, 1,000,000 shares authorized, 500,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	12,881,055	94,159,167
Due from shareholder – loan receivable	—	(91,388,176)
Due from shareholder – interest receivable	—	(2,965,346)
Accumulated other comprehensive loss	(348,959)	(266,557)
Retained earnings (accumulated deficit)	(1,054,297)	16,045,231
Total Snail Games USA Inc. equity	11,482,799	15,589,319
Noncontrolling interests	(5,474,090)	(5,537,266)
Total equity	6,008,709	10,052,053
Total liabilities, noncontrolling interests and equity	$80,907,027	$80,085,845
See accompanying notes to condensed consolidated financial statements

Snail Games USA Inc. and Subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (Unaudited)
	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Revenues, net	$15,463,522	$31,202,966	$43,518,113	$58,839,179
Cost of revenues	11,386,885	17,150,572	26,275,902	32,902,734
Gross profit	4,076,637	14,052,394	17,242,211	25,936,445
Operating expenses:
General and administrative	5,123,511	4,578,165	10,743,521	9,055,561
Research and development	179,050	239,796	363,006	371,409
Advertising and marketing	212,039	71,269	370,710	117,060
Depreciation and amortization	138,791	213,178	307,108	429,763
Total operating expenses	5,653,391	5,102,408	11,784,345	9,973,793
Income (loss) from operations	(1,576,754)	8,949,986	5,457,866	15,962,652
Other income (expense):
Interest income	17,705	23,813	33,077	50,628
Interest income – related parties	130,695	376,435	581,623	708,233
Interest expense	(186,213)	(92,276)	(352,268)	(190,471)
Interest expense – related parties	(1,496)	(1,994)	(3,222)	(3,967)
Other income	296,969	19,233	299,653	451,543
Foreign currency transaction loss	7,916	(12,524)	5,510	(64,769)
Equity in loss of unconsolidated entity	—	(314,515)	—	(314,515)
Total other income (expense), net	265,576	(1,828)	564,373	636,682
Income (loss) before provision for income taxes	(1,311,178)	8,948,158	6,022,239	16,599,334
Income tax provision (benefit)	(327,347)	1,682,130	1,202,303	3,322,707
Net income (loss)	(983,831)	7,266,028	4,819,936	13,276,627
Net gain (loss) attributable to non-controlling interests	70,466	(195,610)	63,176	(363,618)
Net income (loss) attributable to Snail Games USA Inc.	(1,054,297)	7,461,638	4,756,760	13,640,245
Comprehensive income statement:
Other comprehensive income (loss)	(31,199)	5,628	(82,402)	38,959
Total other comprehensive income (loss)	$(1,085,496)	$7,467,266	$4,674,358	$13,679,204
See accompanying notes to condensed consolidated financial statements

Snail Games USA Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)
	Common Stock		Additional Paid-In- Capital	Due from Shareholder Loan and Interest Receivable	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Snail Games USA Inc. Equity	Non controlling Interests	Total Equity
	Shares	Amount
Balance at December 31, 2021	500,000	$5,000	$94,159,167	$(94,353,522)	$(266,557)	$16,045,231	$15,589,319	$(5,537,266)	$10,052,053
Loan to shareholder	—	—	—	(450,681)	—	—	(450,681)	—	(450,681)
Foreign currency translation	—	—	—	—	(51,203)	—	(51,203)	—	(51,203)
Net income (loss)	—	—	—	—	—	5,811,057	5,811,057	(7,290)	5,803,767
Balance at March 31, 2022	500,000	5,000	94,159,167	(94,804,203)	(317,760)	21,856,288	20,898,492	(5,544,556)	15,353,936
Loan to shareholder	—	—	—	(130,197)	—	—	(130,197)	—	(130,197)
Dividend distribution	—	—	(81,278,112)	94,934,400	—	(21,856,288)	(8,200,000)	—	(8,200,000)
Foreign currency translation	—	—	—	—	(31,199)	—	(31,199)	—	(31,199)
Net income (loss)	—	—	—	—	—	(1,054,297)	(1,054,297)	70,466	(983,831)
Balance at June 30, 2022	500,000	$5,000	$12,881,055	$—	$(348,959)	$(1,054,297)	$11,482,799	$(5,474,090)	$6,008,709
	Common Stock		Additional Paid-In- Capital	Due from Shareholder Loan and Interest Receivable	Accumulated Other Comprehensive Loss	Retained Earnings	Snail Games USA Inc. Equity	Non controlling Interests	Total Equity
	Shares	Amount
Balance at December 31, 2020	500,000	$5,000	$94,159,167	$(62,186,331)	$(197,174)	$7,576,835	$39,357,497	$(5,017,741)	$34,339,756
Loan to shareholder	—	—	—	(9,169,393)	—	—	(9,169,393)	—	(9,169,393)
Foreign currency translation	—	—	—	—	33,332	—	33,332	—	33,332
Net income (loss)	—	—	—	—	—	6,178,607	6,178,607	(168,008)	6,010,599
Balance at March 31, 2021	500,000	5,000	94,159,167	(71,355,724)	(163,842)	13,755,442	36,400,043	(5,185,749)	31,214,294
Loan to shareholder	—	—	—	(7,058,648)	—	—	(7,058,648)	—	(7,058,648)
Foreign currency translation	—	—	—	—	5,628	—	5,628	—	5,628
Dissolution of subsidiary	—	—	—	—	—	—	—	39,340	39,340
Net income (loss)	—	—	—	—	—	7,461,638	7,461,638	(195,610)	7,266,028
Balance at June 30, 2021	500,000	$5,000	$94,159,167	$(78,414,372)	$(158,214)	$21,217,080	$36,808,661	$(5,342,019)	$31,466,642
See accompanying notes to condensed consolidated financial statements

Snail Games USA Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
Six months ended June 30,	2022	2021
Cash flows from operating activities:
Net income	$4,819,936	$13,276,627
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization – intangible assets – license	250,000	300,000
Amortization – intangible assets – license, related parties	3,701,959	6,686,532
Amortization – intangible assets – other	448	5,259
Amortization – loan origination fees	12,557	13,518
Depreciation and amortization – property and equipment	307,108	429,763
Gain on lease termination	(122,533)	—
Gain on paycheck protection program and economic injury disaster loan forgiveness	(174,436)	(392,200)
Loss on disposal of fixed assets	2,433	—
Interest income from shareholder loan	(580,878)	(672,339)
Deferred taxes	—	(1,101)
Decrease in non-controlling interest – dissolution of subsidiary	—	39,340
Changes in assets and liabilities:
Accounts receivable	4,730,110	(2,605,801)
Accounts receivable – related party	(2,505,580)	11,223,979
Prepaid expenses – related party	(4,375,000)	—
Prepaid expenses and other current assets	(984,632)	(3,172,996)
Other noncurrent assets	(15,944)	241,935
Accounts payable	1,323,972	(1,105,036)
Accounts payable – related parties	(222,536)	110,785
Accrued expenses	363,240	679,459
Interest payable – related parties	1,994	3,967
Lease liabilities	(69,188)	(86,728)
Deferred revenue	(3,021,554)	(5,185,176)
Net cash provided by operating activities	3,441,476	19,789,787
Cash flows from investing activities:
Loan provided to related party	—	(15,555,702)
Acquisition of license rights – related party	—	(5,000,000)
Purchases of property and equipment	(5,256)	(4,812)
Repayment on Pound Sand note	1,496,063	—
Investment at cost	—	(895)
Net cash provided by (used in) investing activities	1,490,807	(20,561,409)
Cash flows from financing activities:
Repayments on long-term debt	(38,759)	(6,808,326)
Repayments on short-term note	(2,083,333)	—
Borrowings on long-term debt	—	3,000,000
See accompanying notes to condensed consolidated financial statements

Snail Games USA Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited) (continued)
Six months ended June 30,	2022	2021
Borrowings on short-term note	10,000,000	—
Payments on paycheck protection program and economic injury disaster loan	(90,198)	—
Refund of payments on paycheck protection program and economic injury disaster loan	48,305	—
Borrowings on revolving loan	—	6,500,000
Cash dividend declared and paid	(8,200,000)	—
Net cash (used in) provided by financing activities	(363,985)	2,691,674
Effect of currency translation on cash and cash equivalents	(63,694)	(306,587)
Net increase in cash and cash equivalents, and restricted cash and cash equivalents	4,504,604	1,613,465
Cash and cash equivalents, and restricted cash and cash equivalents – beginning of period	16,554,115	33,902,707
Cash and cash equivalents, and restricted cash and cash equivalents – end of period	$21,058,719	$35,516,172
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$339,710	$190,471
Income taxes	$828,012	$327,700
Noncash transactions during the period for:
Loan and interest payable – related parties	$103,890	$—
Loan and interest receivable – related parties	$(103,890)	$—
Loan and interest from shareholder	$94,934,400	$—
Dividend distribution	$(94,934,400)	$—
Noncash financing activity during the period:
Gain on paycheck protection program and economic injury disaster loan forgiveness	$(174,436)	$(392,200)

See accompanying notes to condensed consolidated financial statements

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 1 — PRESENTATION AND NATURE OF OPERATIONS
Snail Games USA Inc. is devoted to researching, developing, marketing, publishing, and distributing games, content and support that can be played on a variety of platforms including game consoles, PCs, mobile phones and tablets. The terms “Snail Games USA”, “we”, “our” and the “Company” are used to refer collectively to Snail Games USA Inc. and its subsidiaries.
The Company was founded in 2009 as a wholly owned subsidiary of Suzhou Snail Digital Technology Co., Ltd. (“Suzhou Snail”) located in Suzhou, China. On July 13, 2022, Suzhou Snail transferred all of its right, title, and interest to all of the 500,000 shares of common stock of the Company (“Shares”) to Snail Technology (HK) Limited (“Snail Technology”), an entity organized under the laws of Hong Kong, pursuant to the certain Share Transfer Agreement dated July 13, 2022 between Suzhou Snail and Snail Technology. Subsequently, Snail Technology transferred all of its right, title, and interest in the Shares to certain individuals per the Share Transfer Agreement. Because the Company and Suzhou Snail are owned by the same shareholders, Suzhou Snail is considered a related party to the Company. The Company is a global developer and publisher of interactive entertainment content and support on video game consoles, personal computers, mobile devices, and other platforms.
Basis of Presentation and Consolidation
The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles as promulgated in the United States of America (“GAAP”) for interim reporting. Accordingly, certain notes or other information that are normally required by U.S. GAAP have been condensed or omitted if they substantially duplicate the disclosures contained in our annual audited condensed consolidated financial statements. Additionally, the year-end condensed consolidated balance sheet data was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. Accordingly, the unaudited condensed consolidated financial statements should be read in conjunction with the audited condensed consolidated financial statements and notes thereto for the year ended December 31, 2021.
In the opinion of management, all adjustments considered necessary for the fair presentation of our financial position and results of operations in accordance with U.S. GAAP (consisting of normal recurring adjustments) have been included in the accompanying unaudited condensed consolidated financial statements.
Certain comparative amounts have been reclassified to conform with the current period presentation.
The condensed consolidated financial statements include the accounts of Snail Games USA Inc. and the following subsidiaries:
Subsidiary Name	Equity % Owned
Snail Innovation Institute	70%
Frostkeep Studios, Inc.	100%
Eminence Corp	100%
Wandering Wizard, LLC	100%
Donkey Crew Limited Liability Company	99%
Interactive Films, LLC	100%
Project AWK Productions, LLC	100%
BTBX.io, LLC	70%
Elephant Snail, LLC (through April 15, 2021)	51%
All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 1 — PRESENTATION AND NATURE OF OPERATIONS (continued)
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in our condensed consolidated financial statements and the accompanying notes. Such estimates include revenue recognition, provisions for doubtful accounts, deferred income tax assets and associated valuation allowances, deferred revenue, income taxes, valuation of intangibles, including those with related parties and impairment of intangible assets. These estimates generally involve complex issues and require management to make judgments, involve analysis of historical and future trends that can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from estimates.
Segment Reporting
The Company has one operating and reportable segment. Our operations involve similar products and customers worldwide. Revenue earned is primarily derived from the sale of software titles, which are developed internally or licensed from related parties. Financial information about our segment and geographic regions is included in Note 3 — Revenue from Contracts with Customers.
COVID-19
Since the start of the coronavirus pandemic early in 2020, the Company has made sustained efforts to ensure the health and safety of the workforce while ensuring continuity of the business. In the workplace, the Company has designed and implemented protocols for social distancing, made provisions for the workforce to work remotely where possible, and established quarantine policies for those who present COVID-like symptoms or may have been in contact with those who have. Further, the Company keeps current with local, state, federal and international laws and restrictions that could affect the business and provide real-time information to the workforce. The Company has its own policies relating to health and is committed to compliance with COVID-19 policies.
As has been the case with many other employers, since the start of 2021, the Company has encouraged its workforce to receive vaccinations against COVID-19 through various means, including incentive programs. However, new variants, particularly the Delta and Omicron variants, have engendered a resurgence of the virus in many regions particularly among the unvaccinated. In-the-midst of changing conditions, the Company has nevertheless been able to manage its business with minimal impact during the three-and six-month periods ended June 30, 2022 and 2021.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
The Company’s revenue includes the publishing of software games delivered digitally and through physical discs (e.g., packaged goods). The Company’s digital games may include additional downloadable content that are new feature releases to digital full-game downloads. Revenue also includes sales of mobile in-app purchases that require the Company’s hosting support in order to utilize the game or related content. Such games include virtual goods that can be purchased by the end users, as desired. When control of the promised products and services is transferred to the customers, the Company recognizes revenue in the amount that reflects the consideration it expects to receive in exchange for these products and services. Revenue from delivery of products is recognized at a point in time when the end consumers download the games and the control of the license is transferred to them.
The Company recognizes revenue using the following five steps as provided by ASC Topic 606 Revenue from Contracts with Customers: 1) identify the contract(s) with the customer; 2) identify the performance

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
obligations in each contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations; and 5) recognize revenue when, or as, the entity satisfies a performance obligation. The Company’s terms and conditions vary by customers and typically provide net 30 to 75 days terms or 45 days after each quarter ends.
Principal vs Agent Consideration
The Company offers certain software products via third-party digital storefronts, such as Microsoft’s Xbox Live, Sony’s PlayStation Network, Valve’s Steam, Epic Games Store, Apple’s App Store, the Google Play Store, and retail distributor. For sales of our software products via third-party digital storefronts and retail distributor, we determine whether or not we are acting as the principal in the sale to the end user, which we consider in determining if revenue should be reported based on the gross transaction price to the end user or based on the transaction price net of fees retained by the third-party digital storefront. An entity is the principal if it controls a good or service before it is transferred to the customer. Key indicators that we use in evaluating these sales transactions include, but are not limited to, the following:
•
The underlying contract terms and conditions between the various parties to the transaction;

•
Which party is primarily responsible for fulfilling the promise to provide the specified good or service; and

•
Which party has discretion in establishing the price for the specified good or service.

Based on our evaluation of the above indicators, for sales arrangements via Microsoft’s Xbox Live, Sony’s PlayStation Network, Valve’s Steam, Epic Games Store, and retail distributor, the digital platforms and distributors have discretion in establishing the price for the specified good or service and we have determined we are the agent in the sales transaction to the end user and therefore we report revenue on a net basis based on the consideration received from the digital storefront. For sales arrangements via Apple’s App Store and the Google Play Store, we have discretion in establishing the price for the specified good or service and we have determined that we are the principal to the end user and thus report revenue on a gross basis and mobile platform fees charged by these digital storefronts are expensed as incurred and reported within cost of revenues.
Contract Balance
The Company records deferred revenue when cash payments are received or due in advance of its performance, even if amounts are refundable.
Deferred revenue is comprised of the transaction price allocable to the Company’s performance obligation on technical support and the sale of virtual goods available for in-app purchases, and payments received from customers prior to launching the games on the platforms. The Company categorizes the virtual goods as either “consumable” or “durable.” Consumable virtual goods represent goods that can be consumed by a specific player action; accordingly, the Company recognizes revenues from the sale of consumable virtual goods as the goods are consumed and the performance obligation is satisfied. Durable virtual goods represent goods that are accessible to the players over an extended period of time; accordingly, the Company recognize revenues from the sale of durable virtual goods ratably over the period of time the goods are available to the player and the performance obligation is satisfied, which is generally the estimated service period.
The Company also has a long-term title license agreement (“game pass”) with Microsoft for a period of three years. The Company recognizes deferred revenue and amortizes this revenue according to the terms of the relevant agreement. The agreement was initially made between the parties in November 2018 and valid through December 31, 2021. The agreement was subsequently amended in June 2020 to extend the ARK: Survival Evolved game pass perpetually effective January 1, 2022 and to put ARK 2 on game pass for

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
three years upon release. The Company recognized $2.5 million in revenue related to ARK: Survival Evolved perpetual license for the six months ended June 30, 2022 and deferred $2.3 million related to ARK 2 that is included in the long-term portion of deferred revenue.
In November 2021, the Company entered an agreement with Sony Interactive Entertainment LLC (“Sony”) to make ARK: Survival Evolved available on the PS4 platform and PS Plus program for a period of 5 weeks in exchange for $3.5 million. Sony launched the 5-week program on March 1, 2022 and the Company recognized the full amount of revenue from this contract for the six months ended June 30, 2022, as the significant performance obligation of making the game available on the platform was met on the first day of the contract.
Estimated Service Period
For certain performance obligations satisfied over time, we have determined that the estimated service period is the time period in which an average user plays our software products (“user life”) which most faithfully depicts the timing of satisfying our performance obligation. We consider a variety of data points when determining and subsequently reassessing the estimated service period for players of our software products. Primarily, we review the weighted average number of days between players’ first and last days played online. When a new game is launched and no history of online player data is available, we consider other factors to determine the user life, such as the estimated service period of other games actively being sold with similar characteristics. We also consider known online trends, the service periods of our previously released software products, and, to the extent publicly available, the service periods of our competitors’ software products that are similar in nature to ours.
We believe this provides a reasonable depiction of the use of games by our customers, as it is the best representation of the period during which our customers play our software products. Determining the estimated service period is subjective and requires significant management judgment and estimates. Future usage patterns may differ from historical usage patterns, and therefore the estimated service period may change in the future. The estimated service periods for virtual goods are generally approximately 30 to 100 days.
Shipping and Handling
The distributor, as the principal, is responsible for the shipping of the game discs to the retail stores and incurring the shipping costs. The Company is paid the net sales amount after deducting shipping costs and other related expenses by the distributor.
Cost of Revenues
Cost of revenues include software license royalty fees, merchant fees, server and database center costs, game localization costs, game licenses and amortization costs. Cost of revenues for the three- and six-month periods ended June 30, 2022 and 2021 were comprised of the following:
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Software license royalties – related parties	$3,364,849	$6,493,045	$9,886,027	$12,092,835
License and amortization – related parties	6,350,980	7,816,287	12,701,959	15,836,756
License and amortization	100,224	300,448	250,448	150,224
Game localization	—	26,964	—	41,373
Merchant fees	596,021	970,085	1,253,557	2,030,410
Engine fees	502,686	1,051,310	1,216,679	1,900,620
Internet, server and data center	472,125	492,433	967,232	850,516
Total:	$11,386,885	$17,150,572	$26,275,902	$32,902,734

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Advertising Costs
The Company expenses advertising costs as incurred. For the three months ended June 30, 2022 and 2021, advertising expense totaled $212,039 and $71,269, respectively. For the six months ended June 30, 2022 and 2021, advertising expenses totaled $370,710 and $117,060, respectively.
Research and Development
Research and development costs are expensed as incurred. Research and development costs include travel, payroll, and other general expenses specific to research and development activities. Research and development costs for the three months ended June 30, 2022 and 2021 were $179,050 and $239,796, respectively. Research and development costs for the six months ended June 30, 2022 and 2021 were $363,006 and $371,409, respectively.
Non-controlling Interests
Non-controlling interests on the condensed consolidated balance sheets, and condensed consolidated statements of income and comprehensive income include the equity allocated to non-controlling interest holders. As of June 30, 2022 and December 31, 2021, there were non-controlling interests with the following subsidiaries:
Subsidiary Name	Equity % Owned	Non-Controlling %
Snail Innovative Institute	70%	30%
BTBX.IO, LLC	70%	30%
Donkey Crew, LLC	99%	1%
Fair Value Measurements
The Company follows FASB ASC Topic 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.
ASC 820 establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity and unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.
The following describes the hierarchy of inputs used to measure fair value and the primary valuation methodologies used by the Company for financial instruments measured at fair value.
The three levels of inputs are as follows:
•
Level 1:   Quoted prices in active markets for identical assets or liabilities that the Company has an ability to access as of the measurement date.

•
Level 2:   Inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the same term of the assets or liabilities.

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
•
Level 3:   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments include cash and cash equivalents, restricted cash and cash equivalents, short-term financial instruments, short-term loans, accounts receivable, accounts payable and current liabilities. The carrying values of these financial instruments approximate their fair value due to their short maturities. The carrying amount of our debt approximates fair value because the interest rates on these instruments approximate the interest rate on debt with similar terms available to us for a similar duration. The Company re-measured the fair value of one of its intangible assets, Atlas, as of December 31, 2021, using level 3 inputs. Please refer to Note 11 — Intangible Assets for more details. The Company does not have any other assets or liabilities measured at fair value on a recurring or non-recurring basis at June 30, 2022 and December 31, 2021.
Concentration of Credit Risk and Significant Customers
The Company maintains cash balances at several major financial institutions. While the Company attempts to limit credit exposure with any single institution, balances often exceed insurable amounts. As of June 30, 2022 and December 31, 2021, the Company had deposits of $19,648,941 and $15,135,863, respectively, that were not insured by the Federal Deposit Insurance Corporation.
The Company extends credit to various digital resellers and partners. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. The Company performs ongoing credit evaluations of customers and maintains reserves for potential credit losses. At June 30, 2022 and December 31, 2021, the Company had three customers who accounted for approximately 78% and four customers who accounted for approximately 85% of consolidated gross receivables, respectively. Among the three customers as of June 30, 2022 and four customers as of December 31, 2021, each customer accounted for 30%, 29%, and 19% as of June 30, 2022, and 29%, 28%, 17%, and 12% as of December 31, 2021 of the consolidated gross receivables outstanding. During the three months ended June 30, 2022 and 2021, approximately 68% and 74%, respectively, of net revenue was derived from these customers. During the six months ended June 30, 2022 and 2021, approximately 76% and 72%, respectively, of net revenue was derived from these customers.
In January 2022, the Company received approximately $1,500,000 from Pound Sand, LLC in connection with the Company’s sale of its membership interest in Pound Sand, LLC on December 3, 2020; this amount was included as a receivable in the other current assets as of December 31, 2021 in the accompanying condensed consolidated balance sheets.
Leases
The Company has several leases relating primarily to office facilities. The Company determines if an arrangement is or contains a lease at contract inception. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The lease liability is measured as the present value of the unpaid lease payments, and the right-of-use asset value is derived from the calculation of the lease liability. Lease payments include fixed and in-substance fixed payments, variable payments based on an index or rate, reasonably certain purchase options, and termination penalties. Variable lease payments are recognized as lease expenses as incurred, and generally relate to variable payments made based on the level of services provided by the landlords of our leases. For leased assets with similar lease terms and asset types, we applied a portfolio approach in determining a single incremental borrowing rate for the leased assets. The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments because the Company does not

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
have the information necessary to determine the rate implicit in the lease. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company’s lease term includes any option to extend the lease when it is reasonably certain to be exercised based on considering all relevant factors. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. Operating leases are included in operating lease right-of-use assets, net, current portion of operating lease liabilities, and operating lease liabilities, net of current portion on the consolidated balance sheets.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses, which replaces the incurred loss impairment methodology in current US GAAP with a methodology that requires the reflection of expected credit losses and also requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. For most financial instruments, the standard requires the use of a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses, which generally results in the earlier recognition of credit losses on financial instruments. We are currently evaluating the potential impact of adopting this guidance on our condensed consolidated financial statements and expect to adopt ASC 2016-13 on January 1, 2023.
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance, to provide guidance on the disclosures of forgivable loan transactions with a government that are accounted for by applying a grant or contribution accounting model, by analogy. It seeks to provide increased transparency for financial statement users to better assess the nature of the transactions, the related accounting policies used to account for the transactions, the effect of the transaction on an entities financial statements and significant terms and conditions of the transactions. The Company adopted this standard beginning on January 1, 2022. The adoption of the standard affected the disclosures of the Paycheck Protection Program (“PPP”) loan and related loan forgiveness in the Company’s condensed consolidated financial statements. Please see Note 15 — Revolving Loan, Short Term Note and Long-Term Debt, and Note 19 — Subsequent Events for more information.
CARES Act
On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property, the Company did not result in a material cash benefit as a result of these provision.
The CARES Act is a stimulus package that provides various forms of relief through, among other things, grants, loans and tax incentives to certain businesses and individuals. In particular, the CARES Act created an emergency lending facility known as the PPP, which is administered by the U.S. Small Business Administration (“SBA”) and provides federally insured and, in some cases, forgivable loans to certain eligible businesses so that those businesses can continue to cover certain of their near-term operating expenses and retain employees. See Note 15 — Revolving Loan, Short Term Note, and Long-Term Debt for additional information.

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 3 — REVENUE FROM CONTRACTS WITH CUSTOMERS
Disaggregation of revenue
Geography
We attribute net revenue to geographic regions based on customer location. Net revenue by geographic region for the three-and six-month periods ended June 30, 2022 and 2021 were as follows:
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
United States	$13,971,832	$27,637,830	$40,258,628	$51,256,128
International	1,491,690	3,565,136	3,259,485	7,583,051
Total revenue from contracts with customers:	$15,463,522	$31,202,966	$43,518,113	$58,839,179
Platform
Net revenue by platform for the three-and six-month periods ended June 30, 2022 and 2021 were as follows:
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Console	$5,415,772	$13,717,033	$23,407,351	$27,461,763
PC	6,943,036	13,738,971	13,627,472	22,736,876
Mobile	2,393,878	3,318,908	5,185,198	6,929,895
Other	710,836	428,054	1,298,092	1,710,645
Total revenue from contracts with customers:	$15,463,522	$31,202,966	$43,518,113	$58,839,179
Distribution channel
Our products are delivered through digital online services (digital download, online platforms, and cloud streaming), mobile, and retail distribution and other. Net revenue by distribution channel for the three-and six-month periods ended June 30, 2022 and 2021 was as follows:
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Digital	$12,358,808	$26,998,676	$37,034,823	$50,198,639
Mobile	2,393,878	3,318,908	5,185,198	6,929,895
Physical retail and other	710,836	885,382	1,298,092	1,710,645
Total revenue from contracts with customers:	$15,463,522	$31,202,966	$43,518,113	$58,839,179
Deferred Revenue
The Company records deferred revenue when payments are due or received in advance of the fulfillment of our associated performance obligations; reductions to deferred revenue balance were due primarily to the recognition of revenue upon fulfillment of our performance obligations, both of which were in the ordinary course of business. Activities in the Company’s deferred revenue as of June 30, 2022 and December 31, 2021 were as follows:

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 3 — REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)
	June 30, 2022	December 31, 2021
Deferred revenue, beginning balance in advance of revenue recognition billing	$20,280,934	$34,529,335
Revenue recognized	(6,929,600)	(26,478,997)
Revenue deferred	3,908,046	12,230,596
Deferred revenue, ending balance	17,259,380	20,280,934
Less: short term portion	8,121,311	11,005,517
Deferred revenue, long term	$9,138,069	$9,275,417
NOTE 4 — CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS
Cash equivalents are valued using quoted market prices or other readily available market information. The Company has $6,361,381 and $6,389,777 as of June 30, 2022 and December 31, 2021, respectively, as security for the debt with a financial institution (see Note 15 Revolving Loan, Short Term Note, and Long-Term Debt) and to secure standby letters of credit with landlords. The following table summarizes the components of the Company’s cash and cash equivalents, and restricted cash and cash equivalents as of June 30, 2022 and December 31, 2021:
	2022	2021
Cash and cash equivalents	$14,697,338	$10,164,338
Restricted cash and cash equivalents	6,361,381	6,389,777
Cash and cash equivalents, and restricted cash and cash equivalents	$21,058,719	$16,554,115
NOTE 5 — ACCOUNTS RECEIVABLE — RELATED PARTY
Accounts receivable — related party represents receivables in the ordinary course of business attributable to certain mobile game revenues that, for administrative reasons, are collected by a related party and that the related party has not remitted back to the Company. The accounts receivable is offset by payables due to the related party for royalties, internet data center (“IDC”) and marketing costs. Accounts receivable — related party is non-interest bearing and due on demand. The related party is 100% owned and controlled by the wife of the Founder and Chairman of the Company. As of June 30, 2022 and December 31, 2021, the outstanding balance of net accounts receivable from related party was as follows:
	2022	2021
Accounts receivable – related party	$13,519,409	$13,519,409
Less: Accounts payable – related party	(2,578,005)	(5,083,586)
Accounts receivable – related party, net	$10,941,404	$8,435,823
NOTE 6 — DUE FROM SHAREHOLDER
Other receivables from related party consisted of monies that the Company lent to the Company’s Founder and Chairman, who is also the majority shareholder of Suzhou Snail. The loan bears 2.0% per annum interest. Both the loan receivable and the interest receivable are presented as contra equity in our condensed consolidated statements of equity for a total of $94,353,522 as of December 31, 2021. On April 26, 2022, the Company, with approval from its Board of Directors and in accordance with applicable laws and regulations, assigned the other receivables — related party (due from shareholder) of $94,934,400 outstanding including interest, to Suzhou Snail, which assumed the loan as creditor. Simultaneously, the Company

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 6 — DUE FROM SHAREHOLDER (continued)
declared and paid Suzhou Snail an in-kind dividend with an aggregate amount equal to $94,934,400 on April 26, 2022; see Note 7 — Dividend Distribution. As of June 30, 2022 the other receivable is no longer reflected within the Company’s condensed consolidated balance sheets.
NOTE 7 — DIVIDEND DISTRIBUTION
On April 26, 2022, the Company declared an in-kind dividend of $94,934,400 for the assignment of the due from shareholder and a cash dividend of $8,200,000 to pay the related withholding taxes; see Note 6 — Due from Shareholder.
NOTE 8 — PREPAID EXPENSES RELATED PARTIES
During the six-month period ended June 30, 2022 the Company prepaid $5,000,000 for exclusive license rights to ARK 2 to a related party. Prepaid expenses — related parties consisted of the following as of June 30, 2022 and December 31, 2021:
	2022	2021
Prepaid royalties	$2,520,000	$3,145,000
Prepaid licenses	5,000,000	—
Prepaid expenses – related party, ending balance	7,520,000	3,145,000
Less: short-term portion	1,000,000	—
Total prepaid expenses – related party	$6,520,000	$3,145,000
NOTE 9 — PREPAID EXPENSES AND OTHER CURRENT ASSETS
In January 2022, the Company received $1,500,000 from Pound Sand, LLC in connection with the Company’s sale of its membership interest in Pound Sand, LLC on December 3, 2020; this amount was included as a receivable in the prepaid expenses and other current assets as of December 31, 2021 in the accompanying condensed consolidated balance sheets.
Prepaid expenses and other current assets consisted of the following as of June 30, 2022 and December 31, 2021:
	2022	2021
Prepaid income taxes	$9,046,472	$8,217,660
Other prepaids	1,130,926	861,332
Other current assets	298,265	1,938,015
Total prepaid expenses and other current assets	$10,475,663	$11,017,007

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 10 — PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net consisted of the following as of June 30, 2022 and December 31, 2021:
	2022	2021
Building	$1,874,049	$1,874,049
Land	2,700,000	2,700,000
Building improvements	1,010,218	1,010,218
Leasehold improvements	1,537,775	1,537,775
Autos and trucks	267,093	267,093
Computer and equipment	1,821,819	1,830,949
Furniture and fixtures	411,801	411,801
	9,622,755	9,631,885
Accumulated depreciation	(4,248,466)	(3,953,184)
Property, plant and equipment, net	$5,374,289	$5,678,701
Depreciation and amortization expense was $138,791 and $213,178 for the three months ended June 30, 2022 and 2021, respectively. Depreciation and amortization expense was $307,108 and $429,763 for the six months ended June 30, 2022 and 2021, respectively. During the six-month period ended June 30, 2022, the Company disposed of $11,615 in computer equipment with an accumulated depreciation of $9,182. The total loss resulting from the disposal of the assets amounted to $2,433. No such disposals were made during the three-month period ended June 30, 2022 or the three- and six-month periods ended June 30, 2021.
NOTE 11 — INTANGIBLE ASSETS
Intangible assets on trademark and technology consist of game license software underlying intellectual property rights, game trademark name, logo, and other branding items. The Company amortizes the intangible assets over its useful life.
During 2021, the Company impaired the Atlas license right due to delay in launching the game in several platforms. The Company recognized $16,325,000 as impairment loss during the year ended December 31, 2021 and the impairment was calculated based on revision to the discounted cash flow valuation using a 10% discount rate, which reflected the delay and decreased future cash flow. The following tables set all the intangible assets presented on the condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021:
	June 30, 2022
	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Book Value	Weighted Average Useful Life
License rights from related parties	$136,665,000	$(131,578,983)	$—	$5,086,017	3 – 5 years
License rights	$3,000,000	$(3,000,000)	$—	$—	5 years
Intangible assets – other:
Software	$51,784	$(51,784)	$—	$—	3 years
Trademark	10,745	(5,807)	—	4,938	15 years
In-progress patent	270,886	—	—	270,886
Total:	$333,415	$(57,591)	$—	$275,824

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 11 — INTANGIBLE ASSETS (continued)
	December 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Book Value	Weighted Average Useful Life
License rights from related parties	$152,990,000	$(127,877,024)	$(16,325,000)	$8,787,976	3 – 5 years
License rights	$3,000,000	$(2,750,000)	$—	$250,000	5 years
Intangible assets – other:
Software	$51,784	$(50,908)	$—	$876	3 years
Trademark	10,745	(5,359)	—	5,386	15 years
In-progress patent	270,886	—	—	270,886
Total:	$333,415	$(56,267)	$—	$277,148
Amortization expense was $1,951,204 and $3,617,403 for the three months ended June 30, 2022 and 2021, respectively. Amortization expense was $3,952,407 and $6,991,791 for the six months ended June 30, 2022 and 2021, respectively. These amounts are included in costs of revenues in the accompanying condensed consolidated statements of income and comprehensive income (loss). Future amortization expense of intangible assets is as follows:
Years ending December 31,	Amount
Remainder of 2022	$3,702,408
2023	1,384,927
2024	804
2025	803
2026	743
Thereafter	272,156
$5,361,841
NOTE 12 — ACCOUNTS PAYABLE TO RELATED PARTY
Accounts payable to related party represent payables in the ordinary course of business primarily for purchases of game distribution licenses and also the royalties due to the Suzhou Snail. As of June 30, 2022 and December 31, 2021, the Company had $23,511,036 and $23,733,572, respectively, as accounts payable to Suzhou Snail. For the three months ended June 30, 2022 and 2021, the Company incurred $98,573 and $196,975, respectively as license costs to Suzhou Snail. During the six months ended June 30, 2022 and 2021, the Company incurred $222,033 and $392,023, respectively as license costs to the Suzhou Snail.
NOTE 13 — LOAN AND INTEREST RECEIVABLE — RELATED PARTIES
In February 2021, the Company lent $200,000 to a wholly owned subsidiary of Suzhou Snail, the loan bears 2.0% per annum interest, interest and principal are due in February 2022. In February 2022, Suzhou Snail signed an agreement with this subsidiary and assumed loan and related interest for a total of $203,890. Subsequently, $103,890 was offset against the loan and interest payable owed to Suzhou Snail on a separate note. Please refer to Note 14 — Loan Payable and Interest Payable — Related Parties. The total amount of loan and interest receivable — related parties was $100,745 and $203,408, as of June 30, 2022 and December 31, 2021, respectively.
NOTE 14 — LOAN PAYABLE AND INTEREST PAYABLE — RELATED PARTIES
The Company had a loan amount due to related parties of $400,000 bearing 2.00% per annum interest. $300,000 of the loan is from a wholly owned subsidiary of Suzhou Snail and due in June 2022, and $100,000

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 14 — LOAN PAYABLE AND INTEREST PAYABLE — RELATED PARTIES (continued)
is from Suzhou Snail and due in December 2023. The $100,000 loan along with $3,890 interest payable to the Suzhou Snail was offset by the loan receivable Suzhou assumed in February 2022. Please refer to Note 13 — Loan and Interest Receivable — Related Parties. As of June 30, 2022 and December 31, 2021, the total loan payable — related parties amounted to $300,000 and $400,000, respectively, and total unpaid interest amounted to $527,770 and $528,439, as of June 30, 2022 and December 31, 2021, respectively. In July 2022, the Company paid off the outstanding loan principal of $300,000.
NOTE 15 — REVOLVING LOAN, SHORT TERM NOTE AND LONG-TERM DEBT
	June 30, 2022	December 31, 2021
PPP Promissory Note – In April 2020, the Company applied for and received $773,810 in SBA loans through the paycheck protection program. During the period ended March 31, 2022 the Company made $90,198 in principal payments and during the year ended December 31, 2021 the SBA forgave $392,200 of the PPP loan. In April 2022 the SBA forgave the remaining balance of $126,131 and issued a refund for $48,305 of principal payments made during the three months ended March 31, 2022.	$—	$216,329
2021 Revolving Loan – On June 17, 2021, the Company amended its revolving loan agreement ("revolver") and increased the maximum balance to $9,000,000. The amended revolver matures on December 31,
2023 and has an annual interest rate equal to the prime rate less 0.25%.
The revolver is secured by the certificate of deposit accounts held with the financial institution, and reported as restrictricted cash, in the amount of $5,251,866 and $5,240,752 as of June 30, 2022 and
December 31, 2021, respectively. Debt covenants of this loan require the
Company to maintain a minimum debt service coverage ratio of at least 1.5 to 1.
	9,000,000	9,000,000
2021 Promissory Note – On June 17, 2021, the Company amended its loan agreement to reduce the principal amount with financial institution for 10 years, annual interest rate of 3.5% for the first 5 years, and then floating at Wall Street Journal rate from years 6 to 10, the loan is secured by the Company's building and matures on June 30, 2031. The note is subject to a prepayment penalty.	2,924,022	2,962,782
2022 Short Term Note – On January 26, 2022, the Company amended its revolving loan and long-term debt agreements to obtain an additional note with a principal balance of $10,000,000 which matures on
January 26, 2023. Interest shall be equal to the higher of 3.75% or the
Wall Street Journal Prime Rate plus 0.50%. The loan is secured by the
Company's assets. In the event of a default, all outstanding amounts under the note will bear interest at a default rate equal to 5% over the note rate. Debt covenants of this loan require the Company to maintain a minimum debt service coverage ratio of at least 1.5 to 1 and will be measured quarterly.
	7,916,667	—
Total	19,840,689	12,179,111
Less: current portion	16,995,386	9,293,677
Total long-term debt	$2,845,303	$2,885,434

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 15 — REVOLVING LOAN, SHORT TERM NOTE AND LONG-TERM DEBT (continued)
Total interest expense for the above debts and revolver loan amounted to $179,602 and $85,458 for the three months ended, June 30, 2022 and 2021, respectively. Total interest expense for above debts and revolver loan amounted to $339,691 and $176,105 for the six months ended June 30, 2022 and 2021, respectively. Amortization of loan origination expenses of $6,591 and $6,759 are included as part of interest expense for the three months ended June 30, 2022 and 2021, respectively. Amortization of loan origination expenses of $12,557 and $13,518 are included as part of interest expense for the six months ended June 30, 2022 and 2021, respectively. The Company is in compliance with its debt covenants as of June 30, 2022 and December 31, 2021.
The following table provides future minimum payments of its long-term debt as of December 31:
Years ending December 31,	Amount
Remainder of 2022	$2,538,588
2023	14,496,804
2024	82,748
2025	86,013
2026	89,115
Thereafter	2,547,421
$19,840,689
NOTE 16 — INCOME TAXES
The Company and its subsidiaries currently file tax returns in the United States (federal and state) and Poland. The statute of limitations for its consolidated federal income tax returns are open for tax years ended December 31, 2018 and after. The statute of limitations for its consolidated California income tax returns are open for tax years ended December 31, 2017 and after. All tax periods for its Polish subsidiary are currently subject to examination since its inception in 2018.
The Company recognized income tax benefit of $327,347 and expense of $1,682,130 for the three months ended June 30, 2022 and 2021, respectively. The income tax expense of $1,202,303 and $3,322,707 for the six months ended June 30, 2022 and 2021, respectively, reflects an effective tax rate of 20%, for both periods. At June 30, 2022, the Company’s effective tax rate of 20% was lower than the federal statutory rate of 21% due to special deductions related to fiscal year 2022 estimated foreign derived intangible income deduction.
NOTE 17 — OPERATING LEASE RIGHT-OF-USE ASSETS
The Company’s right-of-use assets represent arrangements related primarily to office facilities used in the ordinary business operations of the Company and its subsidiaries. In April, 2018, a commercial bank issued an irrevocable standby letter of credit on behalf of the Company to the landlord for $1,075,000 to lease office space. The standby letter of credit was valid for a one-year term and was amended in January 2021 to extend to January 31, 2026. As of June 30, 2022 and December 31, 2021 the Company’s net operating lease right-of-use assets amounted to $4,166,498 and $5,100,912, respectively. During the six months ended June 30, 2022 the Company terminated one of its lease contracts and recognized a gain on the lease termination of $122,533. There was no such termination during the year ended December 31, 2021. The effect of the termination on the related lease asset and liability were as follows:
	Right of Use Asset	Accumulated Amortization	Lease Liability		Gain on Termination
			Current	Long Term
Lease Termination	$(1,275,914)	$890,437	$433,980	$74,030	$122,533

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 18 — COMMITMENTS AND CONTINGENCIES
Litigation
The Company is subject to claims and contingencies related to lawsuits and other matters arising out to the normal course of business. In addition, we may receive notifications alleging infringement of patent or other intellectual property rights. The Company has elected to expense legal costs associated with legal contingencies as incurred. As of June 30, 2022 and December 31, 2021, the Company has an estimated accrual of $45,713 and $1,330,000, respectively, as a result of a pending litigation settlement. Such amounts are included in accrued expenses on the accompanying condensed consolidated balance sheets. The Company paid the balance of $1,330,000 during the period ended June 30, 2022 and expects to pay the balance of $45,713 during the period ended September 30, 2022.
On December 1, 2021, the Company and Studio Wildcard sent a notice of claimed infringement (the “DCMA Takedown Notice”) to Valve Corporation, which operates the Steam platform, pursuant to the Digital Millennium Copyright Act (“DCMA”). The DCMA Takedown Notice concerns a videogame titled Myth of Empires, which was developed by Suzhou Angela Online Game Technology Co., Ltd. (“Angela Game”) and published by Imperium Interactive Entertainment Limited (“Imperium”). The DCMA Takedown Notice alleges that Angela Game and Imperium misappropriated the copyrighted source code of ARK: Survival Evolved and used it to develop the game Myth of Empires. The DCMA Takedown Notice requested that Steam cease distributing Myth of Empires and remove the game from the Steam platform. Steam complied with the DCMA Takedown Notice and removed Myth of Empires from its platform. The DCMA Takedown Notice was also sent to Tencent Cloud LLC (“Tencent”), which hosts the United States servers for users who downloaded the game before it was removed from Steam, but Tencent has not complied with the DCMA Takedown Notice.
On December 9, 2021, Angela Game and Imperium filed a complaint against the Company and Studio Wildcard in the United States District Court for the Central District of California in response to the DCMA Takedown Notice. The lawsuit seeks a declaratory judgment on non-liability for copyright infringement and non-liability for trade secret misappropriation, as well as unspecified damages for alleged misrepresentations in the DCMA Takedown Notice. Angela Game and Imperium also filed an application for a temporary restraining order asking the court to order us and Studio Wildcard to rescind the DCMA Takedown Notice so that Steam could once again reinstate Myth of Empires for download. On December 20, 2021, the Company and Studio Wildcard filed an answer to the complaint, which included counterclaims against Angela Game and Imperium and a third-party complaint against Tencent seeking unspecified damages resulting from the alleged copyright infringement and misappropriation of trade secrets in connection with the ARK: Survival Evolved source code. On December 23, 2021 the court denied the application for a temporary restraining order and issued an order to show cause as to why a preliminary injunction should not be issued. On January 31, 2022, a hearing was held on the order to show cause, and the court issued an order denying the preliminary injunction.
On February 3, 2022 Angela Game and Imperium appealed the order to the Ninth Circuit Court of Appeals (“Ninth Circuit”), claiming that the district court judge abused her discretion in denying the injunction. On October 6, 2022, the Ninth Circuit issued an order affirming the district court’s denial of the injunction.
The district court has appointed a neutral expert to compare the parties’ computer code and issue a report about the extent of similarities. The parties have also retained their own experts to compare the code. The district court has set no discovery deadlines or a trial date.
At this time, we are unable to quantify the magnitude of the potential loss should the plaintiffs’ lawsuit succeed. The Company has not recorded any accrual as the legal costs are being borne by Studio Wildcard.

Snail Games USA Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 19 — SUBSEQUENT EVENTS
The Company has evaluated all events or transactions that occurred after June 30, 2022 through November 4, 2022, the date the condensed consolidated financial statements were available to be issued. During this period, the Company did not have any material recognizable or nonrecognizable subsequent events required to be disclosed as of and for the six months ended June 30, 2022, other than the following:
•
In July 2022 the Company repaid $300,000 in outstanding principal on a loan from a related party. See Note 14 — Loan Payable and Interest Payable — Related Parties for more information.

•
On July 25, 2022 the Company’s board of directors authorized the issuance of a Letter of Intent (“LOI”) to acquire a business owned by a related party. In accordance with the LOI, the Company made a good faith deposit of $1,000,000 on July 28, 2022 that would be credited against the purchase price. In the event the business combination was not completed, any good faith deposits would be applied to any obligations owed to the related party. In August 2022, the LOI was rescinded and the $1,000,000 has been reclassed as a prepayment of license costs due in September 2022.

•
On September 20, 2022, the Company amended and restated the ARK 1 exclusive license agreement through December 31, 2035. The Company pays a monthly licensing fee of $1,500,000, for a total of $18,000,000 per year, plus a 25% royalty based on the total revenue of ARK 1. The ARK 1 exclusive license agreement renews automatically for three-year terms unless terminated sooner.

Through and including December 4, 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
3,000,000 Shares
Snail, Inc.
Class A Common Stock

PROSPECTUS

November 9, 2022